UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

For Immediate Release:	November 13, 2008

Financial Statements for the Second Quarter of Fiscal 2008

(Six months ended September 30, 2008)

<under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)
Stock Code Number (Japan):	8411
Stock Exchanges (Japan):	Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Terunobu Maeda
President & CEO
For Inquiry:	Mamoru Kishida
General Manager, Accounting
Phone: +81-3-5224-2030
Filing of Shihanki Hokokusho (scheduled):	November 28, 2008
Trading Accounts:	Established

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2008 (for the six months ended September 30, 2008)

(1) Consolidated Results of Operations

	(%: Changes from the previous first half)
	Ordinary Income		Ordinary Profits		Net Income		Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥	¥
1H F2008	1,903,592	(15.6)	56,788	(85.7)	94,577	(71.0)	8,373.41	7,078.95
1H F2007	2,256,140	21.0	399,184	(24.7)	327,061	(16.6)	28,272.51	25,804.83

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock	Consolidated Capital Adequacy Ratio (BIS Standard)
	¥ million	¥ million	%	¥	%
1H F2008	153,222,014	4,968,143	2.1	211,407.06	11.45	*
Fiscal 2007	154,412,105	5,694,159	2.5	254,722.01	11.70
					*Preliminary

Reference:		Own Capital:
As of September 30, 2008: ¥3,309,600 million; As of March 31, 2008: ¥3,902,114 million

Notes	1:	Own Capital Ratio was calculated as follows: (Total Net Assets - Minority Interests) / Total Assets × 100

	2:	Consolidated Capital Adequacy Ratio (BIS Standard) is based on the “Standards for Bank Holding Company to Consider the Adequacy of Its Capital Based on Assets and Others Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law” (Financial Services Agency Ordinance Announcement No. 20 March 27, 2006).

2. Cash Dividends for Shareholders of Common Stock

	Cash Dividends per Share
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Annual
	¥	¥	¥	¥	¥
Fiscal 2007	—	0.00	—	10,000.00	10,000.00
Fiscal 2008	—	0.00
Fiscal 2008 (estimate)			—	10,000.00	10,000.00

Note 1:	Revision of estimates for cash dividends for shareholders of common stock during this quarter: No
Note 2:	Please refer to p. 1-3 for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Consolidated Earnings Estimates for Fiscal 2008 (for the fiscal year ending March 31, 2009)

	(%: Changes from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥
Fiscal 2008	3,800,000	(15.9)	350,000	(11.8)	250,000	(19.6)	20,537.22

Note 1:	Revision of the earnings estimates during this quarter: No
Note 2:	Of the released information, only Net Income per Share of Common Stock is revised. Ordinary Income, Ordinary Profits and Net Income are the same as the information announced on October 31, 2008.
Note 3:	The average number of shares of outstanding common stock for fiscal 2008 used in calculating the above Net Income per Share of Common Stock is based on the following:

•      The average number of “the average number of shares during the interim period” and “the number of shares as of September 30, 2008 (which is assumed to be the average number of shares during the third and the fourth quarter of fiscal 2008)” is used.

•      The increase/decrease during the third and fourth quarters of fiscal 2008, such as the increase in the number of shares of common stock due to the request for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock, is not taken into consideration.

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Mizuho Financial Group, Inc.

4. Others

(1)	Changes in Significant Subsidiaries during the Period

(changes in specified subsidiaries accompanying changes in scope of consolidation): No

(2)	Changes of Accounting Methods and Presentation of Consolidated Financial Statements

(To be described in changes of fundamental and important matters for the preparation of Interim Consolidated Financial Statements)

(a)	Changes due to revisions of accounting standards etc.: Yes

(b)	Changes other than (a) above: No

Please refer to [Qualitative Information and Financial Statements] 4. Others on page 1-6 for details.

(3) Issued Shares of Common Stock

(a) Period-end issued shares (includes treasury stock) :	As of September 30, 2008: 11,178,846 shares, As of March 31, 2008: 11,396,254 shares

(b) Period-end treasury stock :	As of September 30, 2008: 11,252 shares, As of March 31, 2008: 4,585 shares

(c) Average outstanding shares :	1st Half Fiscal 2008: 11,294,954 shares, 1st Half Fiscal 2007: 11,568,165 shares

Non-consolidated Financial Statements

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2008 (for the six months ended September 30, 2008)

(1)	Non-Consolidated Results of Operations

	(%: Changes from the previous first half)
	Operating Income		Operating Profits		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥ million	%	¥
1H F2008	426,950	(29.4)	417,265	(29.9)	411,268	(30.0)	454,600	(27.4)	40,246.61
1H F2007	604,926	(50.9)	595,884	(51.3)	588,255	(51.7)	626,454	(49.5)	53,772.60

(2)	Non-Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
1H F2008	4,550,820	3,683,398	80.9	244,878.70
Fiscal 2007	4,658,922	3,512,845	75.4	220,538.65

Reference:	1. Own Capital:
As of September 30, 2008: ¥ 3,683,398 million; As of March 31, 2008: ¥3,512,845 million

2. Maximum amount available for dividends as of September 30, 2008: ¥1,298,118 million, As of March 31, 2008: ¥1,582,289 million

(note) “Maximum amount available for dividends” is calculated pursuant to Article 461, Paragraph 2 of the Company Law.

2.	Earnings Estimates for Fiscal 2008 (for the fiscal year ending March 31, 2009)

	(%: Changes from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥ million	%	¥
Fiscal 2008	450,000	(44.2)	430,000	(45.3)	410,000	(46.9)	450,000	(44.5)	38,343.93

Note 1:	Revision of the earnings estimates during this quarter: No

Note 2:

Of the released information, only Net Income per Share of Common Stock is revised.

Operating Income, Operating Profits, Ordinary Profits and Net Income are the same as the information announced on May 15, 2008.

Note 3:	The average number of shares of outstanding common stock for fiscal 2008 used in calculating the above Net Income per Share of Common Stock is based on the following:

•

The average number of “the average number of shares during the interim period” and “the number of shares as of September 30, 2008 (which is assumed to be the average number of shares during the third and the fourth quarter of fiscal 2008)” is used.

•

The increase/decrease during the third and fourth quarters of fiscal 2008, such as the increase in the number of shares of common stock due to the request for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock, is not taken into consideration.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 17-15 clause 2 and prepares the interim consolidated and interim non-consolidated financial statements in the second quarter.

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Mizuho Financial Group, Inc.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock is as follows:

	Cash Dividends per Share
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Annual
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2007	—	0.00	—	20,000.00	20,000.00
Fiscal 2008	—	0.00
Fiscal 2008 (estimate)			—	20,000.00	20,000.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2007	—	0.00	—	30,000.00	30,000.00
Fiscal 2008	—	0.00
Fiscal 2008 (estimate)			—	30,000.00	30,000.00

*	As for 2. Cash Dividends for Shareholders of Common Stock

As a result of Abolishment of the Fractional Share System and Lowering of the Minimum Investment Amount announced on May 15, 2008, if we conduct the allotment of shares or fractions of a share without consideration that will be effective on January 4, 2009, after such allotment, the year-end cash dividend per share of common stock will be ¥10, the cash dividend per share for the Eleventh Series Class XI Preferred Stock will be ¥20, and the cash dividend per share for the Thirteenth Series Class XIII Preferred Stock will be ¥30.

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Mizuho Financial Group, Inc.

Notes to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

Reference:	For example, in the EDINET website, it is stated that “any information in English contained in this XBRL data that may be downloaded from the list is provided for reference purpose only, and the accuracy of the information is not assured”.

The examples of English account names, which are different in our financial statements and XBRL, include:

	Mizuho: Reserves for Possible Losses on Loans	XBRL: Allowance for loan losses
	Mizuho: Common Stock and Preferred Stock	XBRL: Capital Stock
	Mizuho: Net Unrealized Gains on Other Securities, net of Taxes	XBRL: Valuation difference on available-for-sale securities
	Mizuho: Other Operating Income (Expenses)	XBRL: Other ordinary income (expenses)
	Mizuho: Other Ordinary Income (Expenses)	XBRL: Other income (expenses)

Please note that the names of the English accounts, including but not limited to, those other than the above examples, may be subject to changes in the future.

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Mizuho Financial Group, Inc.

QUALITATIVE INFORMATION AND FINANCIAL STATEMENTS

(Please refer to Summary Results for the Second Quarter (First Half) of Fiscal 2008 (Six months ended September 30, 2008) on page 2-1 for more information)

1. Qualitative Information related to the Consolidated Results of Operations

Looking back over the economic climate during the six months ended September 30, 2008, tension in financial markets has noticeably risen including the spread of a credit crunch on a global scale resulting from a decline in the intermediary function of financial institutions, after some financial institutions experienced a shortfall of capital and severe management difficulties mainly in the U.S. and Europe, reflecting the turmoil in the securitized products markets stemming from the subprime loan problem. Under these circumstances, various measures are being taken in the global financial markets to stabilize the situation, such as large-scale re-organizations of financial institutions and injections of public funds by governments of major economic countries to resolve capital shortfalls.

The turmoil in the financial markets is having a great influence on the actual economy. The U.S. economy has become increasingly severe with, for example, a substantial decline in housing prices and a worsening in the employment situation. Europe has also seen a worsening in business confidence. In addition, economies of developing countries and countries rich in natural resources are also slowing.

As for the Japanese economy, domestic and foreign demand are weak and the risk of economic downside is increasing as the slowing in exports becomes clear and personal consumption stagnates with a decline in real wages and a global slump in share prices over the end of the period.

The global economic downside and the turmoil in the financial markets are likely to continue for the time being. Therefore it is even more important for Mizuho Financial Group to strengthen profitability further by applying management resources flexibly and providing superior financial services that meet our customers’ needs, while maintaining financial soundness and enhancing corporate governance such as risk management.

With the above economic environment, Net Income for the six months ended September 30, 2008 amounted to ¥94.5 billion, decreasing by ¥232.4 billion from the corresponding period of the previous fiscal year.

Taking segment information by type of business for MHFG and its consolidated subsidiaries categorized under banking business (banking and trust banking business), securities business and other, Ordinary Profits before excluding inter-segment Ordinary Profits was ¥64.2 billion for banking business, ¥(11.5) billion for securities business and ¥8.2 billion for other. Looking at segment information by geographic area categorized under Japan, the Americas, Europe and Asia/Oceania, Ordinary Profits before excluding inter-segment Ordinary Profits was ¥58.8 billion for Japan, ¥47.2 billion for the Americas, ¥(63.2) billion for Europe and ¥19.6 billion for Asia/Oceania.

2. Qualitative Information related to the Consolidated Financial Conditions

Consolidated total assets as of September 30, 2008 amounted to ¥153,222.0 billion, decreasing by ¥1,190.0 billion from the end of the previous fiscal year. Net Assets amounted to ¥4,968.1 billion, decreasing by ¥726.0 billion from the end of the previous fiscal year. Shareholders’ Equity amounted to ¥3,237.1 billion, Valuation and Translation Adjustments amounted to ¥72.4 billion and Minority Interests amounted to ¥1,658.5 billion.

In Assets, the balance of Loans and Bills Discounted amounted to ¥67,590.6 billion, increasing by ¥1,981.9 billion from the end of the previous fiscal year while Securities were ¥32,537.0 billion, decreasing by ¥1,421.4 billion from the end of the previous fiscal year. In Liabilities, Deposits amounted to ¥75,480.6 billion, decreasing by ¥694.6 billion from the end of the previous fiscal year.

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Mizuho Financial Group, Inc.

The Consolidated Capital Adequacy Ratio (Basel II BIS Standard) was 11.45% (Preliminary).

	March 31, 2007	March 31, 2008	September 30, 2008
Basel II	12.48%	11.70%	11.45%

3. Qualitative Information related to the Consolidated Earnings Estimates

As for the consolidated earnings estimates for fiscal 2008, there is no revision of the earnings estimates which were announced on October 31, 2008. MHFG estimates Ordinary Income of ¥3,800.0 billion, Ordinary Profits of ¥350.0 billion and Net Income of ¥250.0 billion for fiscal year ending March 31, 2009.

The above estimates constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Please see the “forward-looking statements” legend on page 1-2 for a description of the factors that could affect our ability to meet these estimates.

4. Others

(1)	Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in scope of consolidation)

None.

(2)	Changes of Accounting Methods and Presentation of Consolidated Financial Statements

(Accounting Standard for Lease Transactions)

As “Accounting Standard for Lease Transactions” (ASBJ Statement No.13, March 30, 2007) and “Guidance on Accounting Standard for Lease Transactions,” (ASBJ Guidance No.16) are applied from the fiscal year beginning on or after April 1, 2008, MHFG has applied the new accounting standard and guidance beginning with this interim period.

Although MHFG accounted for finance leases that do not involve transfer of ownership to lessee as operating leases, by this application, MHFG accounts for them as normal trade transactions, including the transactions that started before the end of fiscal 2007.

The amount of accumulated impact until the end of fiscal 2007 on Income before Income Taxes and Minority Interests is recorded in Extraordinary Losses.

This change increases Lease Assets in Tangible Fixed Assets by ¥9,394 million, Lease Assets in Intangible Fixed Assets by ¥1,000 million, Lease Obligation in Other Liabilities by ¥19,930 million, Extraordinary Losses by ¥10,804 million, and decreases Income before Income Taxes and Minority Interests by ¥9,349 million.

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Mizuho Financial Group, Inc.

5. Consolidated Financial Statements

(1) BASIS FOR PRESENTATION AND PRINCIPLES OF CONSOLIDATION

1. Scope of Consolidation

a)	Number of consolidated subsidiaries: 147

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

During the period, Mizuho Capital Investment (JPY) 3 Ltd. and three other companies were newly consolidated as a result of their establishment and other factors.

During the period, Mizuho Credit Co., Ltd. and two other companies were excluded from the scope of consolidation as a result of dissolution and other factors.

b)	Number of non-consolidated subsidiaries: 0

2. Application of the Equity Method

a)	Number of non-consolidated subsidiaries under the equity method: 0

b)	Number of affiliates under the equity method: 22

Names of principal companies:

The Chiba Kogyo Bank, Ltd.

Shinko Securities Co., Ltd.

During the period, Japan Stockholders Data Service Co., Ltd. and one other company were newly included in the scope of the equity method as a result of their establishment.

During the period, Mizuho Corporate Leasing (Thailand) Co., Ltd. was excluded from the scope of the equity method as a result of the disposal of its shares.

c)	Number of non-consolidated subsidiaries not under the equity method: 0

d)	Affiliates not under the equity method:

Name of principal company:

Asian-American Merchant Bank Limited

Non-consolidated subsidiaries and affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s consolidated financial statements in terms of Net Income/Net Loss (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Net Deferred Hedge Gains (Losses), net of Taxes (amount corresponding to MHFG’s equity position) and others.

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Mizuho Financial Group, Inc.

3. Balance Sheet Dates of Consolidated Subsidiaries

a)	Balance sheet dates of consolidated subsidiaries are as follows:

April 30	1 company
The day before the last business day of June	4 companies
June 30	58 companies
September 30	61 companies
The day before the last business day of December	23 companies

b)	Consolidated subsidiaries with interim balance sheet dates of April 30, the day before the last business day of June and the day before the last business day of December were consolidated based on their tentative financial statements as of and for the period ended June 30. Other consolidated subsidiaries were consolidated based on their financial statements as of and for the interim period ended their respective balance sheet dates.

The necessary adjustments have been made to the financial statements for any significant transactions that took place between their respective balance sheet dates and the date of the consolidated financial statements.

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Mizuho Financial Group, Inc.

(2) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008 (Selected Items)
Assets
Cash and Due from Banks	¥3,234,898	¥4,171,640	¥3,483,802
Call Loans and Bills Purchased	406,491	265,068	248,728
Receivables under Resale Agreements	10,312,578	9,348,124	7,233,199
Guarantee Deposits Paid under Securities Borrowing Transactions	7,291,739	7,876,720	9,069,138
Other Debt Purchased	3,348,693	3,015,030	3,388,461
Trading Assets	12,481,601	12,282,278	13,856,237
Money Held in Trust	32,410	44,322	32,827
Securities	36,153,905	32,537,063	33,958,537
Loans and Bills Discounted	66,056,468	67,590,699	65,608,705
Foreign Exchange Assets	766,307	787,036	803,141
Other Assets	6,117,328	9,339,495	10,984,529
Tangible Fixed Assets	792,866	803,714	802,692
Intangible Fixed Assets	253,354	293,992	284,825
Deferred Debenture Charges	3	—	—
Deferred Tax Assets	438,617	850,185	607,920
Customers’ Liabilities for Acceptances and Guarantees	4,807,434	4,704,366	4,733,852
Reserves for Possible Losses on Loans	(782,653)	(687,701)	(684,465)
Reserve for Possible Losses on Investments	(142)	(23)	(30)

Total Assets	¥151,711,905	¥153,222,014	¥154,412,105

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Mizuho Financial Group, Inc.

	Millions of yen
	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008 (Selected Items)
Liabilities
Deposits	¥74,167,419	¥75,480,661	¥76,175,319
Negotiable Certificates of Deposit	8,572,632	10,350,995	10,088,721
Debentures	3,919,564	2,719,624	3,159,443
Call Money and Bills Sold	6,473,059	7,047,585	6,693,712
Payables under Repurchase Agreements	13,700,034	13,348,752	11,511,019
Guarantee Deposits Received under Securities Lending Transactions	6,754,515	6,435,649	6,927,740
Commercial Paper	—	—	30,000
Trading Liabilities	7,978,672	7,427,337	8,313,072
Borrowed Money	5,298,957	5,310,414	4,818,895
Foreign Exchange Liabilities	186,481	264,737	222,652
Short-term Bonds	1,046,363	694,587	787,784
Bonds and Notes	3,556,844	4,385,279	4,052,189
Due to Trust Accounts	1,211,478	1,012,753	1,119,946
Other Liabilities	7,445,823	8,796,570	9,795,054
Reserve for Bonus Payments	32,368	31,160	43,375
Reserve for Employee Retirement Benefits	36,154	36,493	36,019
Reserve for Director and Corporate Auditor Retirement Benefits	5,779	1,853	7,057
Reserve for Possible Losses on Sales of Loans	23,468	54,231	50,895
Reserve for Contingencies	16,542	15,839	14,095
Reserve for Frequent Users Services	6,196	9,837	8,349
Reserve for Reimbursement of Deposits	9,420	9,699	9,614
Reserves under Special Laws	2,670	1,750	2,680
Deferred Tax Liabilities	127,249	9,136	11,354
Deferred Tax Liabilities for Revaluation Reserve for Land	105,803	104,549	105,096
Acceptances and Guarantees	4,807,434	4,704,366	4,733,852

Total Liabilities	145,484,934	148,253,870	148,717,945

Net Assets
Common Stock and Preferred Stock	1,540,965	1,540,965	1,540,965
Capital Surplus	411,093	411,227	411,093
Retained Earnings	1,490,943	1,291,244	1,476,129
Treasury Stock	(2,426)	(6,270)	(2,507)

Total Shareholders’ Equity	3,440,575	3,237,166	3,425,680

Net Unrealized Gains on Other Securities, net of Taxes	1,180,567	48,718	401,375
Net Deferred Hedge Losses, net of Taxes	(91,961)	(39,498)	5,985
Revaluation Reserve for Land, net of Taxes	148,501	146,715	147,467
Foreign Currency Translation Adjustments	(36,728)	(83,501)	(78,394)

Total Valuation and Translation Adjustments	1,200,379	72,433	476,434

Minority Interests	1,586,015	1,658,543	1,792,045

Total Net Assets	6,226,971	4,968,143	5,694,159

Total Liabilities and Net Assets	¥151,711,905	¥153,222,014	¥154,412,105

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Mizuho Financial Group, Inc.

(3) CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	For the six months ended September 30, 2007	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008 (Selected Items)
Ordinary Income	¥2,256,140	¥1,903,592	¥4,523,510
Interest Income	1,520,768	1,217,613	2,864,796
Interest on Loans and Bills Discounted	755,864	723,683	1,507,449
Interest and Dividends on Securities	361,921	262,586	671,783
Fiduciary Income	33,115	29,749	64,355
Fee and Commission Income	295,737	254,606	596,759
Trading Income	140,298	114,998	249,076
Other Operating Income	108,598	173,392	294,356
Other Ordinary Income	157,621	113,231	454,165
Ordinary Expenses	1,856,956	1,846,804	4,126,390
Interest Expenses	982,867	694,209	1,801,156
Interest on Deposits	313,654	236,118	581,601
Interest on Debentures	13,008	9,420	23,746
Fee and Commission Expenses	57,057	54,473	102,233
Trading Expenses	18,264	62,078	192,927
Other Operating Expenses	52,453	62,276	312,094
General and Administrative Expenses	559,564	604,469	1,124,527
Other Ordinary Expenses	186,749	369,296	593,450

Ordinary Profits	399,184	56,788	397,120

Extraordinary Gains	28,656	17,008	125,571
Extraordinary Losses	5,069	16,468	36,629

Income before Income Taxes and Minority Interests	422,770	57,328	486,062

Income Taxes:
Current	19,121	12,295	32,212
Deferred	37,983	(63,141)	118,546
Total Income Taxes	—	(50,845)	—
Minority Interests in Net Income	38,604	13,597	24,079

Net Income	¥327,061	¥94,577	¥311,224

1-11

Mizuho Financial Group, Inc.

(4) CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	For the six months ended September 30, 2007	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008
Shareholder’s Equity
Common Stock and Preferred Stock
Balance as of the end of the previous period	¥1,540,965	¥1,540,965	¥1,540,965
Changes during the period
Total Changes during the period	—	—	—

Balance as of the end of the period	1,540,965	1,540,965	1,540,965

Capital Surplus
Balance as of the end of the previous period	411,110	411,093	411,110
Changes during the period
Disposition of Treasury Stock	9	133	—
Cancellation of Treasury Stock	(9)	—	—
Effect of Exclusion of an Affiliate from the Scope of the Equity Method	(16)	—	(16)
Effect of Decrease in the Equity Position of an Affiliate	(0)	—	(0)

Total Changes during the period	(16)	133	(16)

Balance as of the end of the period	411,093	411,227	411,093

Retained Earnings
Balance as of the end of the previous period	1,440,310	1,476,129	1,440,310
Effect of Unification of Accounting Policies Applied to Foreign Subsidiaries	2,867	—	2,867
Changes during the period
Cash Dividends	(101,229)	(133,898)	(101,229)
Net Income	327,061	94,577	311,224
Disposition of Treasury Stock	—	(26)	(1)
Cancellation of Treasury Stock	(180,180)	(146,308)	(180,189)
Transfer from Revaluation Reserve for Land, net of Taxes	2,114	771	3,148

Total Changes during the period	47,765	(184,884)	32,951

Balance as of the end of the period	1,490,943	1,291,244	1,476,129

Treasury Stock
Balance as of the end of the previous period	(32,330)	(2,507)	(32,330)
Changes during the period
Repurchase of Treasury Stock	(150,327)	(150,272)	(150,464)
Disposition of Treasury Stock	41	140	100
Cancellation of Treasury Stock	180,189	146,308	180,189
Increase in Stock issued by MHFG held by Equity-Method Affiliates	—	—	(3)
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	0	60	—

Total Changes during the period	29,904	(3,762)	29,822

Balance as of the end of the period	¥(2,426)	¥(6,270)	¥(2,507)

1-12

Mizuho Financial Group, Inc.

	Millions of yen
	For the six months ended September 30, 2007	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008
Total Shareholders’ Equity
Balance as of the end of the previous period	¥3,360,055	¥3,425,680	¥3,360,055
Effect of Unification of Accounting Policies Applied to Foreign Subsidiaries	2,867	—	2,867
Changes during the period
Cash Dividends	(101,229)	(133,898)	(101,229)
Net Income	327,061	94,577	311,224
Repurchase of Treasury Stock	(150,327)	(150,272)	(150,464)
Disposition of Treasury Stock	51	248	98
Cancellation of Treasury Stock	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	2,114	771	3,148
Effect of Exclusion of an Affiliate from the Scope of the Equity Method	(16)	—	(16)
Effect of Decrease in the Equity Position of an Affiliate	(0)	—	(0)
Increase in Stock issued by MHFG held by Equity-Method Affiliates	—	—	(3)
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	0	60	—

Total Changes during the period	77,652	(188,513)	62,757

Balance as of the end of the period	3,440,575	3,237,166	3,425,680

Valuation and Translation Adjustments
Net Unrealized Gains on Other Securities, net of Taxes
Balance as of the end of the previous period	1,550,628	401,375	1,550,628
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(370,061)	(352,656)	(1,149,253)

Total Changes during the period	(370,061)	(352,656)	(1,149,253)

Balance as of the end of the period	1,180,567	48,718	401,375

Net Deferred Hedge Losses, net of Taxes
Balance as of the end of the previous period	(111,042)	5,985	(111,042)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	19,081	(45,484)	117,028

Total Changes during the period	19,081	(45,484)	117,028

Balance as of the end of the period	(91,961)	(39,498)	5,985

Revaluation Reserve for Land, net of Taxes
Balance as of the end of the previous period	150,616	147,467	150,616
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(2,114)	(752)	(3,148)

Total Changes during the period	(2,114)	(752)	(3,148)

Balance as of the end of the period	¥148,501	¥146,715	¥147,467

1-13

Mizuho Financial Group, Inc.

	Millions of yen
	For the six months ended September 30, 2007	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008
Foreign Currency Translation Adjustments
Balance as of the end of the previous period	¥(38,964)	¥(78,394)	¥(38,964)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	2,236	(5,107)	(39,429)

Total Changes during the period	2,236	(5,107)	(39,429)

Balance as of the end of the period	(36,728)	(83,501)	(78,394)

Total Valuation and Translation Adjustments
Balance as of the end of the previous period	1,551,237	476,434	1,551,237
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(350,857)	(404,000)	(1,074,803)

Total Changes during the period	(350,857)	(404,000)	(1,074,803)

Balance as of the end of the period	1,200,379	72,433	476,434

Minority Interests
Balance as of the end of the previous period	1,813,115	1,792,045	1,813,115
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(227,100)	(133,502)	(21,070)

Total Changes during the period	(227,100)	(133,502)	(21,070)

Balance as of the end of the period	1,586,015	1,658,543	1,792,045

Total Net Assets
Balance as of the end of the previous period	6,724,408	5,694,159	6,724,408
Effect of Unification of Accounting Policies Applied to Foreign Subsidiaries	2,867	—	2,867
Changes during the period
Cash Dividends	(101,229)	(133,898)	(101,229)
Net Income	327,061	94,577	311,224
Repurchase of Treasury Stock	(150,327)	(150,272)	(150,464)
Disposition of Treasury Stock	51	248	98
Cancellation of Treasury Stock	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	2,114	771	3,148
Effect of Exclusion of an Affiliate from the Scope of the Equity Method	(16)	—	(16)
Effect of Decrease in the Equity Position of an Affiliate	(0)	—	(0)
Increase in Stock issued by MHFG held by Equity-Method Affiliates	—	—	(3)
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	0	60	—
Net Changes in Items other than Shareholders’ Equity	(577,957)	(537,502)	(1,095,873)

Total Changes during the period	(500,305)	(726,016)	(1,033,116)

Balance as of the end of the period	¥6,226,971	¥4,968,143	¥5,694,159

1-14

Mizuho Financial Group, Inc.

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	For the six months ended September 30, 2007	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008
Cash Flow from Operating Activities
Income before Income Taxes and Minority Interests	¥422,770	¥57,328	¥486,062
Depreciation	63,372	70,664	132,721
Losses on Impairment of Fixed Assets	1,009	1,015	2,698
Amortization of Goodwill	—	(1)	27,688
Equity in Income from Investments in Affiliates	(5,886)	(2,347)	(9,083)
Increase (Decrease) in Reserves for Possible Losses on Loans	(74,008)	3,475	(163,096)
Increase (Decrease) in Reserve for Possible Losses on Investments	(32)	(7)	(144)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	23,468	3,335	50,895
Increase (Decrease) in Reserve for Contingencies	3,495	1,744	1,048
Increase (Decrease) in Reserve for Bonus Payments	(8,096)	(11,386)	5,152
Increase (Decrease) in Reserve for Employee Retirement Benefits	(595)	478	(655)
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(705)	(5,204)	565
Increase (Decrease) in Reserve for Frequent Users Services	2,422	1,488	4,575
Increase (Decrease) in Reserve for Reimbursement of Deposits	9,420	84	9,614
Interest Income—accrual basis	(1,520,768)	(1,217,613)	(2,864,796)
Interest Expenses—accrual basis	982,867	694,209	1,801,156
Losses (Gains) on Securities	(116,628)	56,376	(180,014)
Losses (Gains) on Money Held in Trust	(58)	(61)	(238)
Foreign Exchange Losses (Gains)—net	28,435	23,691	998,555
Losses (Gains) on Disposition of Fixed Assets	644	2,456	(1,700)
Decrease (Increase) in Trading Assets	(2,057,483)	1,496,982	(3,723,814)
Increase (Decrease) in Trading Liabilities	(337,569)	(825,760)	299,439
Decrease (Increase) in Loans and Bills Discounted	(9,700)	(2,222,493)	(590,397)
Increase (Decrease) in Deposits	(685,180)	(476,076)	2,299,855
Increase (Decrease) in Negotiable Certificates of Deposit	(217,252)	265,361	1,528,780
Increase (Decrease) in Debentures	(804,883)	(439,818)	(1,563,995)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	719,171	512,528	225,338
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	39,775	(366,574)	(523,301)
Decrease (Increase) in Call Loans, etc.	(1,047,841)	(1,755,289)	845,166
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	1,332,471	1,192,417	(444,926)
Increase (Decrease) in Call Money, etc.	530,486	2,211,282	266,469
Increase (Decrease) in Commercial Paper	(30,000)	(30,000)	—
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	807,733	(492,090)	980,959
Decrease (Increase) in Foreign Exchange Assets	129,220	6,540	51,635
Increase (Decrease) in Foreign Exchange Liabilities	(153,725)	42,053	(99,831)
Increase (Decrease) in Short-term Bonds (Liabilities)	204,492	(93,196)	(54,086)
Increase (Decrease) in Bonds and Notes	379,969	330,643	825,207
Increase (Decrease) in Due to Trust Accounts	76,119	(107,193)	(15,412)
Interest and Dividend Income—cash basis	1,544,883	1,236,316	2,922,168
Interest Expenses—cash basis	(983,235)	(729,443)	(1,803,557)
Other—net	133,182	464,138	(1,603,353)

Subtotal	(618,240)	(99,943)	123,352

Cash Refunded (Paid) in Income Taxes	106,562	59,161	47,362

Net Cash Provided by (Used in) Operating Activities	¥(511,678)	¥(40,782)	¥170,714

1-15

Mizuho Financial Group, Inc.

	Millions of yen
	For the six months ended September 30, 2007	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008
Cash Flow from Investing Activities
Payments for Purchase of Securities	¥(40,795,981)	¥(39,217,450)	¥(83,933,854)
Proceeds from Sale of Securities	29,396,607	30,614,217	66,532,713
Proceeds from Redemption of Securities	11,775,122	9,443,083	16,585,885
Payments for Increase in Money Held in Trust	(15,000)	(31,700)	(23,000)
Proceeds from Decrease in Money Held in Trust	32,145	20,193	39,869
Payments for Purchase of Tangible Fixed Assets	(32,915)	(27,548)	(84,804)
Payments for Purchase of Intangible Fixed Assets	(54,665)	(20,291)	(128,392)
Proceeds from Sale of Tangible Fixed Assets	7,109	5,525	18,450
Proceeds from Sale of Intangible Fixed Assets	386	643	10,216
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	—	—	(136,627)
Proceeds from Sales of Stocks of Subsidiaries (affecting the scope of consolidation)	838	—	838

Net Cash Provided by (Used in) Investing Activities	313,647	786,674	(1,118,704)

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money	74,000	230	129,859
Repayments of Subordinated Borrowed Money	(58,062)	—	(83,000)
Proceeds from Issuance of Subordinated Bonds	80,500	26,500	239,704
Payments for Redemption of Subordinated Bonds	(136,489)	(12,100)	(142,589)
Proceeds from Investments by Minority Shareholders	7,343	306,359	288,196
Repayments to Minority Shareholders	(185,500)	(387,938)	(185,500)
Cash Dividends Paid	(101,041)	(133,203)	(101,115)
Cash Dividends Paid to Minority Shareholders	(59,100)	(53,022)	(80,277)
Payments for Repurchase of Treasury Stock	(150,327)	(150,272)	(150,464)
Proceeds from Sale of Treasury Stock	51	114	98

Net Cash Provided by (Used in) Financing Activities	(528,627)	(403,331)	(85,087)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	1,448	(423)	(160)

Net Increase (Decrease) in Cash and Cash Equivalents	(725,210)	342,135	(1,033,237)

Cash and Cash Equivalents at the beginning of the period	3,089,030	2,055,793	3,089,030
Decrease in Cash and Cash Equivalents for Exclusion from Scope of Consolidation	—	(0)	—

Cash and Cash Equivalents at the end of the period	¥2,363,820	¥2,397,928	¥2,055,793

(6) NOTE FOR THE ASSUMPTION OF GOING CONCERN

There is no applicable information.

1-16

Mizuho Financial Group, Inc.

(7) NOTES

Amounts less than one million yen are rounded down.

I.	Standards of Accounting Method

1.	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the interim period, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the interim period, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the interim period, assuming they were settled at the end of the interim period.

2.	Securities

(i) Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in non-consolidated subsidiaries and affiliates, which are not under the equity method, are stated at acquisition cost and determined by the moving average method. Other Securities which have readily determinable fair value are stated at fair value. Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities which do not have readily determinable fair value are stated at acquisition cost or amortized cost and determined by the moving average method.

The net unrealized gains on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(ii) Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in (i) above.

3.	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

4.	Depreciation

(1)	Tangible Fixed Assets (Except for Lease Assets)

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The depreciation cost for the period is recorded by the proportional distribution of the estimated annual depreciation costs by the length of the period. The range of useful lives is as follows.

Buildings:	3 years to 50 years
Others:	2 years to 20 years

(2)	Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly five years as determined by MHFG and consolidated subsidiaries.

(3)	Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by themselves.

1-17

Mizuho Financial Group, Inc.

5.	Deferred Assets

(1)	Bond issuance costs

Bond issuance costs are expensed as incurred.

(2)	Debenture issuance costs

Debenture issuance costs are expensed as incurred.

(3)	Bond discounts

Bonds are stated at amortized costs computed by the straight-line method on the consolidated balance sheet. Bond discounts booked on the consolidated balance sheet as of March 31, 2006 are amortized under the straight-line method over the term of the bond by applying the previous accounting method and the unamortized balance is directly deducted from bonds, based on the tentative measure stipulated in the “Tentative Solution on Accounting for Deferred Assets” (ASBJ Report No. 19, August 11, 2006).

6.	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For claims extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥468,518 million.

The claims above include corporate bonds which are issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) and others.

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

1-18

Mizuho Financial Group, Inc.

7.	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company. Except for securitization products which are included as reference assets of another securitization schemes of the Group’s domestic banking subsidiary, Reserve for Possible Losses on Investments is provided against unrealized losses on securitization products related with the discontinuation of business regarding credit investments primarily in Europe which was made as an alternative to loans by the Group’s domestic banking subsidiary. Since securities are recognized at fair value on the consolidated balance sheet, the balance of Securities is offset against that of Reserve for Possible Losses on Investments by ¥49,717 million.

8.	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the interim period, based on the estimated future payments.

9.	Reserve for Employee Retirement Benefits

Reserve for Employee Retirement Benefits (including Prepaid Pension Cost), which is provided for future benefit payments to employees, is recorded at the amount deemed accrued at the end of the interim period, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees of the respective fiscal year.

10.	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount deemed accrued for this interim period, based on the internally established standards.

11.	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

12.	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies, which are not covered by other specific reserves in off-balance transactions, trust transactions and others. The balance is an amount deemed necessary based on an estimate of possible future loss on each transaction.

13.	Reserve for Frequent Users Services

Reserve for Frequent Users Services is provided mainly to meet the future use of points of Mizuho Mileage Club at the amount deemed necessary based on the reasonable estimate of the future usage of points.

1-19

Mizuho Financial Group, Inc.

14.	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided for the deposits derecognized from the liabilities at the estimated amount of future claims for withdrawal.

15.	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange. This is the reserve pursuant to Article 46-5, Paragraph 1 and Article 48-3, Paragraph 1 of the Financial Instruments and Exchange Law to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

16.	Assets and Liabilities denominated in foreign currencies

Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in non-consolidated subsidiaries and affiliates not under the equity method, which are translated at historical exchange rates.

Assets and Liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the respective balance sheet dates.

17.	Hedge Accounting

(1)	Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.24).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

(i)	as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

(ii)	as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

Among Net Deferred Hedge Losses, net of Taxes recorded on the consolidated balance sheet, those deferred hedge losses are included that are resulted from the application of the macro-hedge method based on the “Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and others are controlled on a macro-basis using derivatives transactions. The deferred hedge gains/losses are amortized as interest income or interest expenses over the remaining maturity and average remaining maturity of the respective hedging instruments. The unamortized amounts of gross deferred hedge losses and gross deferred hedge gains on the macro-hedges, before net of applicable income taxes were ¥118,112 million and ¥110,583 million, respectively.

1-20

Mizuho Financial Group, Inc.

(2)	Foreign Exchange Risk

Domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No.25). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(3)	Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports Nos. 24 and 25.

18.	Consumption Taxes and other

With respect to MHFG and its domestic consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

II.	Scope of Cash and Cash Equivalents on Consolidated Statements of Cash Flows

For the purpose of the consolidated statement of cash flows, Cash and Cash Equivalents consists of cash and due from central banks included in Cash and Due from Banks on the consolidated balance sheet.

III.	Changes of fundamental and important matters for the preparation of Interim Consolidated Financial Statements

(Accounting Standard for Lease Transactions)

As “Accounting Standard for Lease Transactions” (ASBJ Statement No.13, March 30, 2007) and “Guidance on Accounting Standard for Lease Transactions,” (ASBJ Guidance No.16) are applied from the fiscal year beginning on or after April 1, 2008, MHFG has applied the new accounting standard and guidance beginning with this interim period.

Although MHFG accounted for finance leases that do not involve transfer of ownership to lessee as operating leases, by this application, MHFG accounts for them as normal trade transactions, including the transactions that started before the end of fiscal 2007.

The amount of accumulated impact until the end of fiscal 2007 on Income before Income Taxes and Minority Interests is recorded in Extraordinary Losses.

This change increases Lease Assets in Tangible Fixed Assets by ¥9,394 million, Lease Assets in Intangible Fixed Assets by ¥1,000 million, Lease Obligation in Other Liabilities by ¥19,930 million, Extraordinary Losses by ¥10,804 million, and decreases Income before Income Taxes and Minority Interests by ¥9,349 million.

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Mizuho Financial Group, Inc.

(NOTES TO CONSOLIDATED BALANCE SHEET)

1.	Securities includes shares of ¥116,715 million and investments of ¥421 million in non-consolidated subsidiaries and affiliates.

2.	Unsecured loaned securities which the borrowers have the right to sell or repledge amounted to ¥4,596 million and are included in trading securities under Trading Assets. MHFG has the right to sell or repledge some of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral. Among them, the total of securities repledged was ¥9,472,847 million, securities re-loaned was ¥57 million and securities neither repledged nor re-loaned was ¥5,335,905 million, respectively.

3.	Loans and Bills Discounted includes Loans to Bankrupt Obligors of ¥72,072 million and Non-Accrual Delinquent Loans of ¥519,918 million.

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96 Paragraph 1 Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

4.	Balance of Loans Past Due for Three Months or More: ¥8,282 million

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the last due date for such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

5.	Balance of Restructured Loans: ¥525,983 million

Restructured Loans represent loans of which contracts were amended in favor of obligors (e.g. reduction of, or exemption from stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

6.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More and Restructured Loans: ¥1,126,256 million.

The amounts given in Notes 3 through 6 are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

7.	In accordance with JICPA Industry Audit Committee Report No. 24, bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these bankers’ acceptances, commercial bills, documentary bills and foreign exchange bills. The face value of these bills amounted to ¥749,200 million.

8.	The following assets were pledged as collateral:

Trading Assets:	¥4,803,455 million
Securities:	¥12,225,465 million
Loans and Bills Discounted:	¥6,323,523 million
Other Assets:	¥3,015 million
Tangible Fixed Assets:	¥321 million

The following liabilities were collateralized by the above assets:

Deposits:	¥919,936 million
Call Money and Bills Sold:	¥2,107,316 million
Payables under Repurchase Agreements:	¥5,535,298 million
Guarantee Deposits Received under Securities Lending Transactions:	¥5,637,754 million
Borrowed Money:	¥3,520,547 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥8,350 million, Trading Assets of ¥571,561 million, Securities of ¥2,357,417 million and Loans and Bills Discounted of ¥833,992 million.

None of the assets was pledged as collateral in connection with borrowings by the non-consolidated subsidiaries and affiliates.

Other Assets includes guarantee deposits of ¥123,186 million, collateral pledged for derivatives transactions of ¥803,479 million, margins for futures transactions of ¥28,159 million and other guarantee deposits of ¥24,734 million.

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Mizuho Financial Group, Inc.

9.	Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥56,294,674 million. Of this amount, ¥47,298,851 million relates to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

10.	In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land, net of Taxes included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3 Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2 Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

11.	Accumulated Depreciation of Tangible Fixed Assets amounted to ¥746,827 million.

12.	Borrowed Money includes subordinated borrowed money of ¥790,942 million with a covenant that performance of the obligation is subordinated to that of other obligations.

13.	Bonds and Notes includes subordinated bonds of ¥2,157,641 million.

14.	The principal amounts of money trusts and loan trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are ¥903,742 million and ¥63,494 million, respectively.

15.	Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥1,325,026 million.

16.	Net Assets per share of common stock: ¥211,407.06

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Mizuho Financial Group, Inc.

(NOTES TO CONSOLIDATED STATEMENT OF INCOME)

1.	Other Ordinary Income includes gains on sales of stocks of ¥72,418 million and profits of ¥17,396 million related to credit risk mitigation transactions at some of the Group’s domestic banking subsidiaries.

2.	Other Ordinary Expenses includes losses on write-offs of loans of ¥110,063 million, losses on devaluation of stocks of ¥ 96,884 million, provision for reserves for possible losses on loans of ¥45,740 million, losses of ¥27,685 million related with the discontinuation of business regarding credit investments primarily in Europe which was made as an alternative to loans by the Group’s domestic banking subsidiary and losses of ¥17,614 million related with other securitized products which were decided to be disposed of.

3.	Extraordinary Gains includes gains on recovery of written-off claims of ¥13,886 million and gains on disposition of fixed assets of ¥2,191 million.

4.	Extraordinary Losses includes an amount of ¥10,804 million resulting from the adoption of accounting standards for lease transactions mentioned in changes of fundamental and important matters for the preparation of interim consolidated financial statements and losses on disposition of fixed assets of ¥4,648 million.

5.	Net Income per share of common stock for the interim period : ¥8,373.41

6.	Diluted Net Income per share of common stock for the interim period : ¥7,078.95

1-24

Mizuho Financial Group, Inc.

(NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS)

1. Types and number of issued shares and of treasury stock are as follows:

	Thousands of Shares
	As of March 31, 2008	Increase during interim period	Decrease during interim period	As of September 30, 2008	Remarks
Issued shares
Common stock	11,396	59	276	11,178	*1
Eleventh Series Class XI Preferred Stock	943	—	28	914	*2
Thirteenth Series Class XIII Preferred Stock	36	—	—	36

Total	12,376	59	305	12,130

Treasury stock
Common stock	4	284	277	11	*3
Eleventh Series Class XI Preferred Stock	—	31	28	2	*2

Total	4	315	306	14

*1.	Increases are due to request for acquisition (conversion) of preferred stock and decreases are due to cancellation of treasury stock (common stock).

*2.	Increases are due to request for acquisition (conversion) of preferred stock and decreases are due to cancellation of treasury stock (preferred stock).

*3.	Increases are due to repurchase of treasury stock (283 thousand shares of common stock) and repurchase of fractional shares (0 thousand shares), and decreases are due to cancellation of treasury stock (276 thousand shares of common stock) and additional purchase of fractional shares (0 thousand shares) among others.

2. Cash dividends distributed by MHFG are as follows (non-consolidated basis):

Cash dividends paid during the six months ended September 30, 2008

Resolution	Types	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
June 26, 2008	Common Stock	113,922	10,000	March 31, 2008
Ordinary General Meeting of Shareholders	Eleventh Series Class XI Preferred Stock	18,874	20,000	March 31, 2008	June 26, 2008
	Thirteenth Series Class XIII Preferred Stock	1,100	30,000	March 31, 2008

Total		133,898

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Mizuho Financial Group, Inc.

(NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS)

1.	Cash and Cash Equivalents at the end of the period on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the consolidated balance sheet as follows:

Millions of yen
Cash and Due from Banks	¥4,171,640
Due from Banks excluding central banks	(1,773,711)

Cash and Cash Equivalents	¥2,397,928

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Mizuho Financial Group, Inc.

(NOTES TO SECURITIES)

In addition to “Securities” on the consolidated balance sheet, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1.	Bonds Held to Maturity which have readily determinable fair value:

	Millions of yen
As of September 30, 2008	Amount on Consolidated BS	Fair Value	Unrealized Gains /Losses (Net)
Japanese Government Bonds	¥130,065	¥129,938	¥(127)
Japanese Local Government Bonds	40,995	40,889	(106)
Other	248,673	250,800	2,127

Total	¥419,734	¥421,628	¥1,893

*1.	Fair value is primarily based on the market price at the consolidated balance sheet date.

2.	Other Securities which have readily determinable fair value:

	Millions of yen
As of September 30, 2008	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains /Losses (Net)
Japanese Stocks	¥3,094,392	¥3,862,888	¥768,496
Japanese Bonds	18,794,109	18,611,616	(182,493)
Japanese Government Bonds	17,544,290	17,369,182	(175,107)
Japanese Local Government Bonds	64,300	64,370	69
Japanese Short-term Bonds	4,996	4,995	(0)
Japanese Corporate Bonds	1,180,522	1,173,068	(7,454)
Other	9,311,329	8,901,050	(410,279)
Foreign Bonds	5,841,193	5,670,252	(170,940)
Other Debt Purchased	2,189,754	2,175,189	(14,565)
Other	1,280,381	1,055,608	(224,773)

Total	¥31,199,831	¥31,375,555	¥175,723

*1.	Net Unrealized Gains include ¥50,163 million, which was recognized in the consolidated statement of income by applying the fair-value hedge method and others.
*2.	Fair value of Japanese stocks is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*3.	Certain Other Securities which have readily determinable fair value are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the interim period (“devaluation”), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of devaluation for the interim period was ¥122,463 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

Securities whose fair value is 50% or less of the acquisition cost

Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower.

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Mizuho Financial Group, Inc.

3.	Components of major securities not stated at fair value and their amount on the consolidated balance sheet:

Millions of yen
As of September 30, 2008	Amount
Other Securities:
Non-publicly Offered Bonds	¥1,800,584
Unlisted Stocks	419,103
Unlisted Foreign Securities	553,902
Other	261,949

(NOTES TO MONEY HELD IN TRUST)

1.	Money Held in Trust Held to Maturity: (As of September 30, 2008)

There was no Money Held in Trust held to maturity.

2.	Other (other than for investment purposes and held to maturity purposes)

	Millions of yen
As of September 30, 2008	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains/Losses (Net)
Other	¥1,325	¥1,295	¥(29)

*1.	Fair value of Other is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date and other.

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Mizuho Financial Group, Inc.

(8) SEGMENT INFORMATION

Segment Information by Type of Business

	Millions of yen
For the six months ended September 30, 2007	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	1,816,163	371,361	68,615	2,256,140	—	2,256,140
(2) Inter-segment Ordinary Income	22,302	49,853	53,659	125,815	(125,815)	—

Total	1,838,466	421,214	122,275	2,381,956	(125,815)	2,256,140

Ordinary Expenses	1,441,606	425,594	108,946	1,976,146	(119,189)	1,856,956

Ordinary Profits	396,860	(4,379)	13,329	405,809	(6,625)	399,184

Notes:	1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Major components of type of business are as follows:

(1) Banking Business: banking and trust banking business

(2) Securities Business: securities business

(3) Other: investment advisory business and others

3.      In accordance with the revision of the Corporate Tax Law of 2007, depreciation of the tangible fixed assets acquired on or after April 1, 2007 is computed by the procedure stipulated in the revised law. As a result, Ordinary Profits decreased by ¥444 million, ¥78 million and ¥17 million for Banking Business, Securities Business and Other, respectively, compared with the corresponding amounts under the previously applied method. As for the tangible fixed assets acquired before April 1, 2007 and depreciated to their final depreciable limit, the salvage values of them are depreciated using the straight-line method in the following five fiscal years. As a result, Ordinary Profits decreased by ¥1,075 million, ¥15 million and ¥18 million for Banking Business, Securities Business and Other, respectively, compared with the corresponding amounts under the previously applied method.

	Millions of yen
For the six months ended September 30, 2008	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	1,572,028	267,870	63,694	1,903,592	—	1,903,592
(2) Inter-segment Ordinary Income	22,433	37,492	65,484	125,410	(125,410)	—

Total	1,594,461	305,362	129,178	2,029,003	(125,410)	1,903,592

Ordinary Expenses	1,530,251	316,893	120,893	1,968,038	(121,234)	1,846,804

Ordinary Profits	64,210	(11,530)	8,284	60,964	(4,175)	56,788

Notes:	1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Major components of type of business are as follows:

(1) Banking Business: banking and trust banking business

(2) Securities Business: securities business

(3) Other: investment advisory business and others

	Millions of yen
For the fiscal year ended March 31, 2008	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	3,950,412	428,488	144,609	4,523,510	—	4,523,510
(2) Inter-segment Ordinary Income	38,719	88,094	140,531	267,345	(267,345)	—

Total	3,989,132	516,583	285,141	4,790,856	(267,345)	4,523,510

Ordinary Expenses	3,215,067	917,178	255,372	4,387,618	(261,228)	4,126,390

Ordinary Profits	774,064	(400,595)	29,768	403,237	(6,117)	397,120

Notes:	1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Major components of type of business are as follows:

(1) Banking Business: banking and trust banking business

(2) Securities Business: securities business

(3) Other: investment advisory business and others

3.      In accordance with the revision of the Corporate Tax Law of 2007, depreciation of the tangible fixed assets acquired on or after April 1, 2007 is computed by the procedure in the revised law. As a result, Ordinary Profits decreased by ¥1,749 million, ¥363 million and ¥97 million for Banking Business, Securities Business and Other, respectively, compared with the corresponding amounts under the previously applied method. As for the tangible fixed assets acquired before April 1, 2007 and depreciated to their final depreciable limit, the salvage values of them are depreciated using the straight-line method in the following five fiscal years. As a result, Ordinary Profits decreased by ¥1,621 million, ¥30 million and ¥35 million for Banking Business, Securities Business and Other, respectively, compared with the corresponding amounts under the previously applied method.

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Mizuho Financial Group, Inc.

Segment Information by Geographic Area

	Millions of yen
For the six months ended September 30, 2007	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	1,469,729	353,915	311,241	121,254	2,256,140	—	2,256,140
(2) Inter-segment Ordinary Income	26,041	120,061	40,582	893	187,578	(187,578)	—

Total	1,495,770	473,976	351,824	122,147	2,443,719	(187,578)	2,256,140

Ordinary Expenses	1,164,591	411,815	360,502	96,903	2,033,813	(176,856)	1,856,956

Ordinary Profits	331,178	62,160	(8,677)	25,244	409,905	(10,721)	399,184

Notes:

1.      Geographic analyses are presented based on geographic contiguity, similarities in economic activities and correlation between business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.

	Millions of yen
For the six months ended September 30, 2008	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	1,253,414	226,278	316,381	107,517	1,903,592	—	1,903,592
(2) Inter-segment Ordinary Income	36,587	61,812	22,469	889	121,758	(121,758)	—

Total	1,290,002	288,091	338,850	108,406	2,025,351	(121,758)	1,903,592

Ordinary Expenses	1,231,166	240,799	402,067	88,780	1,962,814	(116,010)	1,846,804

Ordinary Profits	58,835	47,292	(63,217)	19,625	62,536	(5,747)	56,788

Notes:

1.      Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and correlation between business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.

	Millions of yen
For the fiscal year ended March 31, 2008	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	3,301,156	642,019	368,397	211,937	4,523,510	—	4,523,510
(2) Inter-segment Ordinary Income	39,867	174,985	61,875	2,232	278,960	(278,960)	—

Total	3,341,023	817,004	430,273	214,170	4,802,471	(278,960)	4,523,510

Ordinary Expenses	2,659,266	783,432	784,035	167,553	4,394,287	(267,897)	4,126,390

Ordinary Profits	681,756	33,571	(353,761)	46,616	408,183	(11,063)	397,120

Notes:

1.      Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and correlation between business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Americas includes the United States of America and Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong and the Republic of Singapore, etc.

1-30

Mizuho Financial Group, Inc.

Ordinary Income from Overseas Entities

For the six months ended September 30, 2007

Millions of yen
Ordinary Income from Overseas Entities	786,411
Total Ordinary Income	2,256,140
Ordinary Income of Overseas Entities’ Ratio (%)	34.8

Notes:	1. Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.

2.      Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

For the six months ended September 30, 2008

Millions of yen
Ordinary Income from Overseas Entities	650,177
Total Ordinary Income	1,903,592
Ordinary Income of Overseas Entities’ Ratio (%)	34.1

Notes:	1. Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.

2.      Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

For the fiscal year ended March 31, 2008

Millions of yen
Ordinary Income from Overseas Entities	1,222,354
Total Ordinary Income	4,523,510
Ordinary Income of Overseas Entities’ Ratio (%)	27.0

Notes:	1. Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.

2.      Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

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Mizuho Financial Group, Inc.

6.	NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of September 30, 2007	As of September 30, 2008	As of March 31, 2008 (Selected Items)
Assets
Current Assets
Cash and Due from Banks	¥7,959	¥8,683	¥10,440
Accounts Receivable	124,418	89,928	160,990
Other Current Assets	6,655	3,446	4,663
Total Current Assets	139,033	102,058	176,094
Fixed Assets
Tangible Fixed Assets	1,019	1,540	1,283
Intangible Fixed Assets	3,799	4,424	3,972
Investments	4,479,762	4,442,796	4,477,571
Investments in Subsidiaries and Affiliates	4,474,686	4,436,376	4,471,185
Other Investments	5,076	6,420	6,385
Total Fixed Assets	4,484,581	4,448,761	4,482,828

Total Assets	¥4,623,615	¥4,550,820	¥4,658,922

Liabilities
Current Liabilities
Short-term Borrowings	¥1,130,000	¥720,000	¥1,000,000
Short-term Bonds	160,000	140,000	140,000
Lease Liabilities	—	4	—
Accrued Corporate Taxes	—	70	—
Reserve for Bonus Payments	236	260	248
Other Current Liabilities	2,214	3,107	2,027
Total Current Liabilities	1,292,450	863,442	1,142,276
Non-Current Liabilities
Reserve for Employee Retirement Benefits	824	1,108	963
Reserve for Director and Corporate Auditor Retirement Benefits	414	—	527
Other Non-Current Liabilities	1,505	2,870	2,308
Total Non-Current Liabilities	2,745	3,978	3,800

Total Liabilities	1,295,195	867,421	1,146,076

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	1,540,965	1,540,965	1,540,965
Capital Surplus
Capital Reserve	385,241	385,241	385,241
Total Capital Surplus	385,241	385,241	385,241
Retained Earnings
Appropriated Reserve	4,350	4,350	4,350
Other Retained Earnings	1,400,226	1,759,131	1,584,764
Retained Earnings Brought Forward	1,400,226	1,759,131	1,584,764
Total Retained Earnings	1,404,576	1,763,481	1,589,114
Treasury Stock	(2,369)	(6,270)	(2,447)

Total Shareholders’ Equity	3,328,414	3,683,417	3,512,873

Valuation and Translation Adjustments
Net Unrealized Gains on Other Securities, net of Taxes	5	(19)	(27)

Total Valuation and Translation Adjustments	5	(19)	(27)

Total Net Assets	3,328,419	3,683,398	3,512,845

Total Liabilities and Net Assets	¥4,623,615	¥4,550,820	¥4,658,922

1-32

Mizuho Financial Group, Inc.

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	For the six months ended September 30, 2007	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008 (Selected Items)
Operating Income	¥ 604,926	¥426,950	¥806,519
Operating Expenses
General and Administrative Expenses	9,042	9,685	19,364
Total Operating Expenses	9,042	9,685	19,364

Operating Profits	595,884	417,265	787,155

Non-Operating Income	258	189	306
Non-Operating Expenses	7,887	6,186	14,825

Ordinary Profits	588,255	411,268	772,635

Extraordinary Gains	38,377	44,675	38,616
Extraordinary Losses	254	1,426	370

Income before Income Taxes	626,378	454,517	810,882

Income Taxes:
Current	9	2	11
Deferred	(84)	(85)	(131)

Total Income Taxes	(75)	(82)	(120)

Net Income	¥626,454	¥454,600	¥811,002

1-33

Mizuho Financial Group, Inc.

(3) NON-CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	For the six months ended September 30, 2007	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the end of the previous period	¥1,540,965	¥1,540,965	¥1,540,965
Changes during the period
Total Changes during the period	—	—	—

Balance as of the end of the period	1,540,965	1,540,965	1,540,965

Capital Surplus
Capital Reserve
Balance as of the end of the previous period	385,241	385,241	385,241
Changes during the period
Total Changes during the period	—	—	—

Balance as of the end of the period	385,241	385,241	385,241

Other Capital Surplus
Balance as of the end of the previous period	—	—	—
Changes during the period
Disposition of Treasury Stock	9	—	—
Cancellation of Treasury Stock	(9)	—	—

Total Changes during the period	—	—	—

Balance as of the end of the period	—	—	—

Total Capital Surplus
Balance as of the end of the previous period	385,241	385,241	385,241
Changes during the period
Disposition of Treasury Stock	9	—	—
Cancellation of Treasury Stock	(9)	—	—

Total Changes during the period	—	—	—

Balance as of the end of the period	385,241	385,241	385,241

Retained Earnings
Appropriated Reserve
Balance as of the end of the previous period	4,350	4,350	4,350
Changes during the period
Total Changes during the period	—	—	—

Balance as of the end of the period	4,350	4,350	4,350

Other Retained Earnings
Retained Earnings Brought Forward
Balance as of the end of the previous period	1,247,876	1,584,764	1,247,876
Changes during the period
Cash Dividends	(103,056)	(133,898)	(103,056)
Net Income	626,454	454,600	811,002
Disposition of Treasury Stock	—	(26)	(1)
Cancellation of Treasury Stock	(371,046)	(146,308)	(371,055)

Total Changes during the period	152,350	174,367	336,888

Balance as of the end of the period	1,400,226	1,759,131	1,584,764

Total Retained Earnings
Balance as of the end of the previous period	1,252,226	1,589,114	1,252,226
Changes during the period
Cash Dividends	(103,056)	(133,898)	(103,056)
Net Income	626,454	454,600	811,002
Disposition of Treasury Stock	—	(26)	(1)
Cancellation of Treasury Stock	(371,046)	(146,308)	(371,055)

Total Changes during the period	152,350	174,367	336,888

Balance as of the end of the period	¥1,404,576	¥1,763,481	¥1,589,114

1-34

Mizuho Financial Group, Inc.

	Millions of yen
	For the six months ended September 30, 2007	For the six months ended September 30, 2008	For the fiscal year ended March 31, 2008
Treasury Stock
Balance as of the end of the previous period	¥(2,037)	¥(2,447)	¥(2,037)
Changes during the period
Repurchase of Treasury Stock	(371,429)	(150,272)	(371,565)
Disposition of Treasury Stock	41	140	100
Cancellation of Treasury Stock	371,055	146,308	371,055

Total Changes during the period	(331)	(3,822)	(409)

Balance as of the end of the period	(2,369)	(6,270)	(2,447)

Total Shareholders’ Equity
Balance as of the end of the previous period	3,176,394	3,512,873	3,176,394
Changes during the period
Cash Dividends	(103,056)	(133,898)	(103,056)
Net Income	626,454	454,600	811,002
Repurchase of Treasury Stock	(371,429)	(150,272)	(371,565)
Disposition of Treasury Stock	51	114	98

Total Changes during the period	152,019	170,544	336,478

Balance as of the end of the period	3,328,414	3,683,417	3,512,873

Valuation and Translation Adjustments
Net Unrealized Gains on Other Securities, net of Taxes
Balance as of the end of the previous period	9	(27)	9
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(4)	8	(37)

Total Changes during the period	(4)	8	(37)

Balance as of the end of the period	5	(19)	(27)

Total Net Assets
Balance as of the end of the previous period	3,176,404	3,512,845	3,176,404
Changes during the period
Cash Dividends	(103,056)	(133,898)	(103,056)
Net Income	626,454	454,600	811,002
Repurchase of Treasury Stock	(371,429)	(150,272)	(371,565)
Disposition of Treasury Stock	51	114	98
Net Changes in Items other than Shareholders’ Equity	(4)	8	(37)

Total Changes during the period	152,014	170,552	336,441

Balance as of the end of the period	¥3,328,419	¥3,683,398	¥3,512,845

(4) NOTE FOR THE ASSUMPTION OF GOING CONCERN

There is no applicable information.

1-35

SUMMARY OF FINANCIAL RESULTS

For the Second Quarter (First Half) of Fiscal 2008

(Six months ended September 30, 2008)

<under Japanese GAAP>

Summary Results for the Second Quarter (First Half) of Fiscal 2008

(Six months ended September 30, 2008)

I. Summary of Income Analysis

•	Consolidated Net Business Profits (Apr.1-Sep.30, 2008)

•

Consolidated Gross Profits for the first half of fiscal 2008 decreased to JPY 917.3 billion on a year-on-year basis. It was mainly because of, despite increased income from our business with individual customers, decreases in income related to the business with domestic corporate customers (SMEs), fee and commission income in overseas businesses which were affected by the turmoil in the global financial markets, and income from trust and asset management business of Mizuho Trust & Banking which was affected by the domestic real estate market conditions, in Customer Groups of the banking subsidiaries.

•

In addition to the above, there was an increase in G&A expenses, mainly those associated with employee retirement benefits. As a result, Consolidated Net Business Profits amounted to JPY 317.4 billion, a year-on-year decrease of JPY 96.5 billion.

•	Consolidated Net Income (Apr.1-Sep.30, 2008)

•

Consolidated Net Income for the first half of fiscal 2008 decreased by JPY 232.4 billion from the same period of the previous fiscal year to JPY 94.5 billion. This was mainly due to, together with the aforementioned factors, increased Credit-related Costs primarily associated with an increase in domestic corporate bankruptcies and the collapse of Lehman Brothers*1, devaluation of a portion of our stock portfolio triggered by the declines in the stock markets (devaluation of JPY 95.5 billion for the 3 Banks), and continuously recorded losses on securitization products and others resulting from the global financial market dislocation.

*1:	The group’s total P&L impact from the collapse of Lehman Brothers was approximately JPY -30.0 billion, including those associated with hedging transactions, market-related transactions by our overseas subsidiaries, and others.

•

As for the effect from our securitization products and others due to the global market dislocation, the consolidated P&L impact in the first half of fiscal 2008 was a loss of approximately JPY 72.0 billion (of which approximately JPY 45.0 billion arose in the second quarter (from July to September)).

[Breakdown of the P&L impact of JPY 72.0 billion (including overseas subsidiaries)]

3 Banks

–	Losses on sales of securitization products, etc. (incl. devaluation): approx. JPY -59.0 Bn

–	Net losses on provision of Reserve for Possible Losses on Sales of Loans*: approx. JPY -7.0 Bn

–	Profits from hedging by CDS: approx. JPY 7.0 Bn

Mizuho Securities

–	Trading losses on securitization products: approx. JPY -13.0 Bn
(of which foreign currency denominated: approx. JPY -9.0 Bn)

*	Separately recorded approximately JPY -16.0 billion of Credit-related Costs in the first half due to downgrading of some obligors to the Intensive Control Obligors classification or below.

(Consolidated)

	1H of FY2008 (Apr. 1 - Sep. 30, 2008)
		Change from 1H of FY2007
		(JPY Bn)
Consolidated Gross Profits	917.3	-70.5
Consolidated Net Business Profits *1	317.4	-96.5
Credit-related Costs	-142.8	-98.1
Net Gains (Losses) related to Stocks	-39.5	-124.7
Ordinary Profits	56.7	-342.3
Net Income	94.5	-232.4

*1	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

(Reference) 3 Banks

	1H of FY2008 (Apr. 1 - Sep. 30, 2008)
		Change from 1H of FY2007
		(JPY Bn)
Gross Profits	765.6	-83.3
G&A Expenses (excluding Non-Recurring Losses)	-456.5	-21.8
Net Business Profits	309.0	-105.1
Credit-related Costs	-130.4	-76.6
Net Gains (Losses) related to Stocks	-40.7	-114.6
Ordinary Profits	9.8	-309.8
Net Income *2	169.4	-156.6

*2	Includes gains on reversal of reserve for possible losses on investments in subsidiaries of JPY 83.6 billion (eliminated as an intercompany gain on a consolidated basis)

(Consolidated)

	1H of FY2008 (Apr. 1 - Sep. 30, 2008)
		Change from 1H of FY2007
EPS *3 (JPY)	7,078	-18,725
ROE *4	5.2%	-8.4%

*3:	Fully diluted EPS: Diluted Net Income for 1H per Share of Common Stock*

[*Calculated under the assumption that all dilutive convertible securities are converted at the price calculated based on the market price at the beginning of the fiscal year]

*4:	Return on Equity = Annualized Net Income**/ [{(Total Shareholders’ Equity + Total Valuation and Translation Adjustments) <Beginning of 1H> + (Total Shareholders’ Equity + Total Valuation and Translation Adjustments) <End of 1H>} /2 ] X 100

[** Net Income for 1H of FY2008 (Apr.1-Sep.30, 2008) x 365 / 183]

2-1

II. Enhancement of Profitability

•	Net Interest Income

•	The average loan balance for the first half of fiscal 2008 increased on a year-on-year basis mainly due to increased overseas lending.

•

The domestic loan-and-deposit rate margin for the same period slightly decreased from that in the second half of fiscal 2007 against the backdrop of intensified competition among banks and other factors.

•

Although total Net Interest Income of the 3 Banks for the first half decreased by JPY 9.6 billion on a year-on-year basis, Net Interest Income from our international operations increased by JPY 13.3 billion.

*1:	Aggregate average balance of the 3 Banks for the period, excluding Trust Account and loans to Mizuho Financial Group, Inc. Balance for overseas branches includes foreign exchange translation impact.

*2:

Aggregate figures of domestic operations of Mizuho Bank and Mizuho Corporate Bank after excluding loans to Mizuho Financial Group, Inc., Deposit Insurance Corporation of Japan and the Japanese Government.

•	Non-Interest Income

•	Net Fee and Commission Income of the 3 Banks for the first half of fiscal 2008 amounted to JPY 146.3 billion, a year-on-year decrease of JPY 32.8 billion.

•

As for our business with individual customers, fee income associated with sales of investment trusts and individual annuities decreased from the same period of the previous fiscal year, due to stagnant stock market conditions and other factors.

•

As for our business with corporate customers, although fee and commission income associated with domestic syndicated loans increased year-on-year, that primarily from solution-related business for SMEs, foreign exchange business, and overseas business decreased. Profits from trust and asset management business of Mizuho Trust & Banking also decreased.

2-2

III. Financial Soundness

•

Although our Unrealized Gains on Other Securities decreased and Net Deferred Tax Assets increased due primarily to the declines in the stock markets, we maintained our financial soundness at a sufficient level as indicated by our Capital Adequacy Ratio and others.

	September 30, 2008
		Change from March 31, 2008
		(JPY Bn)
Consolidated Capital Adequacy Ratio	11.45%	-0.25%
(Total Risk-based Capital)	(7,381.2)	(-327.0)
Tier 1 Capital Ratio	7.36%	-0.04%
(Tier 1 Capital)	(4,747.0)	(-133.1)
Net Deferred Tax Assets (DTAs) (Consolidated)	841.0	244.4
Net DTAs / Tier 1 Ratio	17.7%	5.4%
Disclosed Claims under the Financial Reconstruction Law (3 Banks)	1,145.8	-57.3
NPL Ratio	1.50%	-0.11%
(Net NPL Ratio *1)	(0.73%)	(-0.09%)
Unrealized Gains on Other Securities *2 (Consolidated)	125.5	-515.1

*1:	(Disclosed Claims under the Financial Reconstruction Law - Reserves for Possible Losses on Loans) / (Total Claims - Reserves for Possible Losses on Loans) X 100
*2:	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments

•

The total balance of securitization products and details as of September 30, 2008 are shown below. Please refer to the attached, “Summary of the impact of the dislocation in the global financial markets on our foreign currency denominated exposures”.

(The group in total)

[balances on managerial accounting and fair value basis]

September 30, 2008*3
Foreign currency denominated	JPY 0.7Tn (JPY 40Bn	)
RMBS, CDO	JPY 0.3Tn (JPY 14Bn	)
Yen denominated	JPY 3.1Tn (JPY 216Bn	)
Securitization Products	JPY 3.8Tn (JPY 256Bn	)

*3	Figures in brackets are the balances of Mizuho Securities including its overseas subsidiaries (all of which are held in trading accounts).

IV. Disciplined Capital Management

•	Issuance of “Non-Dilutive” Preferred Securities

•

In July 2008, we issued JPY 303.0 billion of preferred debt securities through an overseas special purpose subsidiary so as to increase the group’s Tier 1 capital to secure the agility and to improve the flexibility of our capital strategy.

Meanwhile, we redeemed in full preferred debt securities (JPY 118.5 billion and USD 2.6 billion) which became redeemable at the issuer’s option in June 2008.

•

On November 13, 2008, our board of directors resolved to establish an overseas special purpose subsidiary and issue preferred debt securities to further strengthen our group’s capital base in light of the current financial market turmoil.

•	Repurchase and Cancellation of Own Shares (Common Shares)

[For the Purpose of Offsetting Potential Dilutive Effect of Convertible Preferred Stock]

•

In July 2008, we repurchased our own shares (common shares) of JPY 150.0 billion (283,500 shares). As with the repurchases of our common shares which we have conducted since last year (the cumulative amount of repurchases: JPY 299.9 billion), they were made for the purpose of, among other things, offsetting the potential dilutive effect of our common shares from the conversion of the Eleventh Series Class XI Preferred Stock (JPY 943.7 billion in aggregate issue amount).

In September 2008, we cancelled all the common shares repurchased, except the shares to be assigned for the exercise of Stock Compensation-type Stock Options (Stock Acquisition Rights) that we plan to issue in the future (7,000 shares).

•

While our basic policy to “address the potential dilutive effects, based on market conditions, our earnings trend and other factors” remains unchanged, considering the importance of capital under the recent circumstances, we will put more priority on strengthening our capital base in this second half of fiscal 2008.

2-3

Earnings Estimates for Fiscal 2008

(Figures below are on a consolidated basis)

•	We estimate Consolidated Net Business Profits for fiscal 2008 to be JPY 780.0 billion, an increase of JPY 268.8 billion compared with the previous fiscal year.

This is because, amid the ongoing severe environment for earnings including the financial market turmoil and worsening business sentiment, while we have to estimate a decrease in income from our banking subsidiaries’ Customer Groups and the Trading segment, of which the latter showed a good performance during the previous fiscal year, we assume the performance of Mizuho Securities will move toward recovery from the significant losses in fiscal 2007.

•

We estimate Credit-related Costs and Net Gains/Losses related to Stocks to be JPY -250.0 billion and JPY -110.0 billion, respectively, mainly in light of the recent developments of the corporate performance and the stock markets.

•	Based on the above, we estimate Consolidated Net Income to be JPY 250.0 billion, a decrease of JPY 61.2 billion year-on-year.

•

We plan to make cash dividend payments of JPY 10,000 per share of common stock for the fiscal year ending March 31, 2009, unchanged from our plan announced in May 2008 (the same amount as the previous fiscal year, and JPY 10 per share of common stock after allotment of shares or fractions of a share without consideration in January 2009). We plan to make dividend payments on preferred stock as prescribed.

(Consolidated)

	FY2008 (Estimates)
		Change from FY2007
		(JPY Bn)
Consolidated Net Business Profits *1	780.0	268.8
Credit-related Costs	-250.0	-166.9
Net Gains (Losses) related to Stocks	-110.0	-363.3
Ordinary Profits	350.0	-47.1
Net Income	250.0	-61.2

*1	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

(Reference) 3 Banks

	FY2008 (Estimates)
		Change from FY2007
		(JPY Bn)
Net Business Profits	710.0	-151.7
Credit-related Costs	-235.0	-142.4
Net Gains (Losses) related to Stocks	-110.0	-350.1
Ordinary Profits	208.5	-463.8
Net Income	*2 300.0	*3 -366.6

*2	Includes gains on reversal of reserve for possible losses on investments in subsidiaries of JPY 83.6 billion (eliminated as an intercompany gain on a consolidated basis)
*3	Excludes the effect of losses on devaluation of stocks of Mizuho Securities (JPY 473.1 billion) in the previous fiscal year

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets stemming from U.S. subprime mortgage loan issues; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our latest annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’ s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Definition

3 Banks:	Aggregate figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis.

2-4

Attachment

[Reference]	Summary of the impact of the dislocation in the global financial markets on our foreign currency denominated exposures (the group in total)

(Managerial accounting basis)

(Note)	This material is prepared basically in view of the “Leading-Practice Disclosures for Selected Exposures” included in the Financial Stability Forum (FSF) report.

1.	Breakdown of foreign currency denominated securitization products

Banking Subsidiaries

(JPY Bn, round figures)

3 Banks (including overseas subsidiaries)

= Banking account

		Balances as of Mar. 31, 2008*1	Marks (%) as of Mar. 31, 2008	Balances as of Sep. 30, 2008*1	Marks (%) as of Sep. 30, 2008	Unrealized Gains/Losses as of Sep. 30, 2008	Realized Gains/Losses for 1H FY2008 (Apr.1- Sep. 30, 2008)*1	(Reference) Hedged proportions*2
		(Fair Value)	(=Fair Value/ Face Value)	(Fair Value)	(=Fair Value/ Face Value)
1	Foreign currency denominated securitization products	889	78	*3 693	68	-87	-59	approx.50%
2	ABSCDOs, CDOs	126	51	79	34	-9	-24	approx.20%
3	CDOs backed by RMBS	36	28	*4 17	12	0	-20	—
4	CDOs except above	*5 90	77	*5 62	65	-9	-4	approx.30%
5	CDOs backed by claims against corporations	*6 90	*6 77	*6 62	*6 65	*6 -9	*6 -4	approx.30%
6	CDOs backed by CMBS	—	—	—	—	—	—	—
7	RMBS	319	86	240	72	-30	-29	approx.60%
8	RMBS with underlying assets in US	*7 —	*7 —	*7 —	*7 —	*7 —	*7 —	—
9	RMBS except above (RMBS with underlying assets mainly in Europe)	319	86	240	72	-30	-29	approx.60%
10	ABS, CLOs and others	444	85	374	81	-49	-6	approx.40%
11	CLOs	*6 195	*6 86	*6 186	*6 84	*6 -35	*6 -2	approx.50%
12	ABS	169	93	119	87	-8	-3	approx.30%
13	CMBS	79	89	70	84	-6	-1	approx.50%
14	SIV-related	—	—	—	—	—	-0	—

*1	Except for the securitization products which were the reference assets of our securitization schemes for transferring credit risks to third parties (hedged portion), a Reserve for Possible Losses on Investments has been provided since the end of fiscal 2007 against unrealized losses on securitization products related to the discontinuation of business regarding credit investments primarily in Europe, which had been made as an alternative to loans.

The balance of reserve was approximately JPY 50 billion as of Sep. 30, 2008 (the difference from the March-end balance of approximately JPY 46 billion was included in the above Realized Gains/Losses for the first half of fiscal 2008).

Since securities were recognized at fair value on the consolidated balance sheet, the relevant balances as of Mar. 31, 2008 and Sep. 30, 2008 were those after being offset by the amount of Reserve for Possible Losses on Investments.

*2	The proportions of balances (fair value) of the securitization products, as of Sep. 30, 2008, which were the reference assets of our securitization schemes (with CDS and other means) for transferring credit risks to third parties until maturity

In some of the securitization schemes, a portion of credit risk of the reference assets remained with Mizuho Financial Group through our retaining a small first loss position and a portion of senior tranches.

(Reference) CDS counterparties†1:

Financial services subsidiary (A- rating†2) of a multi-line insurance company: approximately JPY 194 billion

Government-affiliated financial institution (AA- rating): approximately JPY 104 billion

†1:	Notional amount basis. Ratings were based on the lowest external ratings as of Sep. 30, 2008.
†2:	The rating was under review for possible downgrade as of Nov. 10, 2008.

*3	The change in balance from Mar. 31, 2008 (approximately JPY -196 billion) included approximately JPY 22 billion decrease in balance due to foreign exchange translation impact primarily caused by appreciation of Japanese yen against European currencies.

*4	The proportion of US subprime mortgage loan-related assets to the total underlying assets of this CDO was up to approximately 30%. The entire balance (fair value) consisted of Super Senior tranche.

*5	The entire balance consisted of securitization products backed by original assets (non-securitized assets).

*6	Re-classified a part of the securitization products, which had been categorized in line 5 in the above table as of Mar. 31, 2008, to line 11 after a review of the definition of each category since our first quarter disclosure.

*7	Excluded US government-owned corporation bonds and government-sponsored enterprise bonds (please refer to page 2-8 for the balances of those bonds held by Mizuho Financial Group).

2-5

Securities Subsidiaries

(JPY Bn, round figures)

Mizuho Securities (including overseas subsidiaries)

=Trading account

		Balances as of Mar. 31, 2008	Marks (%) as of Mar. 31, 2008	Balances as of Sep. 30, 2008	Marks (%) as of Sep. 30, 2008	Realized Gains/Losses for 1H FY2008 (Apr. 1- Sep. 30, 2008)
		(Fair Value)	(=Fair Value/ Face Value)	(Fair Value)	(=Fair Value/ Face Value)
1	Foreign currency denominated securitization products	105	22	*1 40	12	-9
2	ABSCDOs, CDOs	50	18	11	4	-7
3	CDOs backed by RMBS	24	10	*2 11	4	-7
4	Hedged by CDS with a non-investment grade financial guarantor	*3 11	*3 17	*3 —	*3 —	*3 —
5	CDOs except above	*4, 5 26	*5 83	*5 —	*5 —	*5 0
6	CDOs backed by claims against corporations	16	92	—	—	—
7	Hedged by CDS with a non-investment grade financial guarantor	*3 —	*3 —	*3 —	*3 —	*3 —
8	CDOs backed by CMBS	0	8	—	—	0
9	RMBS	53	27	3	6	0
10	RMBS backed by US subprime mortgage loans	15	31	0	8	0
11	RMBS except above (RMBS backed by mid-prime loans, prime loans and others)	*6 38	*[6] 26	*6 3	*6 5	*6 0
12	RMBS backed by mid-prime loans (Alt-A)	19	26	1	6
13	ABS, CLOs and others	2	67	26	86	-2
14	CLOs	*5 2	*5 73	*5 26	*5 87	*5 -2
15	CMBS	0	43	0	42	-0

*1	The change in balance from Mar. 31, 2008 (approximately JPY -65 billion) included approximately JPY 4 billion increase in balance due to foreign exchange translation impact primarily caused by depreciation of Japanese yen against US dollars.

*2	The proportion of US subprime mortgage loan-related assets to the total underlying assets was approximately 10%. Approximately 50% of the balance (fair value) consisted of Super Senior tranche.

*3	CDO exposures hedged by CDS with a non-investment grade† US financial guarantor (monoline), net of allowances. (The hedging transaction was terminated in Aug. 2008.)

† based on external ratings as of Mar. 31, 2008

*4	The entire balance consisted of securitization products backed by original assets (non-securitized assets).

*5	Re-classified the securitization products, which had been categorized in line 5 in the above table as of Mar. 31, 2008, to line 14 after a review of the definition of each category since our first quarter disclosure.

*6	Excluded US government-owned corporation bonds and government-sponsored enterprise bonds (please refer to page 2-8 for the balances of those bonds held by Mizuho Financial Group).

(Reference) Credit Default Swaps related to securitization products (as of Sep. 30, 2008)

–

The notional amount of credit default swaps (CDS†1) referring to securitization products at Mizuho Securities was approximately JPY 370 billion (JPY 366 billion as of Mar. 31, 2008), and the fair value of the relevant reference assets (securitization products) was approximately JPY 298 billion (JPY 302 billion as of Mar. 31, 2008). NPV, or the estimated amount claimable for the settlement of the CDS, was approximately JPY 52 billion, which was the difference between the notional amount and the fair value (excluding approximately JPY 21 billion that had already been received in cash from a CDS protection seller). The net estimated amount claimable for the settlement of the CDS after deducting reserves for counterparty risks was approximately JPY 41 billion.

(The above included CDS contracts with a US monoline (external ratings as of Sep. 30, 2008: AAA †2), of which the notional amount was approximately JPY 85 billion and the fair value of the relevant reference assets was approximately JPY 76 billion.)

†1	Excluded CDS shown in line 4 and 7 of the above table
†2	The rating was under review for possible downgrade as of Nov. 10, 2008.

–	The vast majority of the above CDS contracts were with counterparties with external ratings of “AA” range or higher (as of Sep. 30, 2008), and the relevant reference assets were securitization products backed mainly by claims against corporations.

2-6

2. Other relevant information (September 30, 2008)

(The figures below are rounded to JPY 1 Bn)

Banking Subsidiaries

•	Loans held for sale (for which Reserve for Possible Losses on Sales of Loans was recorded)

•

Approximately JPY 54 billion of Reserve for Possible Losses on Sales of Loans was recorded against approximately JPY 618 billion of loans held for sale associated with overseas LBO and other transactions (Reserve ratio: 8.7%)

(Note)	The figures shown above exclude those related to Intensive Control Obligors or below. The reserve ratio would be 10.9%, if including the balances of loans held for sale to such obligors and the amounts of both Reserves for Possible Losses on Loans and Reserve for Contingencies in relation to the relevant balances.

•	Out of the above-mentioned JPY 618 billion, the LBO/MBO related loans held for sale amounted to approximately JPY 566 billion, and the relevant reserve ratio was 9.1%.

(Note)	The figures shown above exclude those related to Intensive Control Obligors or below. The reserve ratio would be 11.4%, if including the balances of loans held for sale to such obligors and the amounts of both Reserves for Possible Losses on Loans and Reserve for Contingencies in relation to the relevant balances.

•	Overseas ABCP program related

•

The total assets of approximately JPY 206 billion acquired by overseas ABCP conduits, for which Mizuho Corporate Bank acted as a sponsor, included approximately JPY 97 billion of securitization products that were backed by credit card receivables, auto lease receivables, and others (of which approximately JPY 22 billion was guaranteed by US monolines as described below). No US subprime mortgage loan-related assets were included.

•

The change in balance of the above-mentioned securitization products from Mar. 31, 2008 (approximately JPY -73 billion) was primarily due to the redemption at maturity of those backed by credit card receivables (of which approximately JPY -8 billion was attributable to the redemption of those guaranteed by US monolines as described below).

•	Securitization products and loans guaranteed by US financial guarantors (monolines)

Securitization products guaranteed by US monolines

•

Approximately JPY 22 billion of securitization products backed by auto lease receivables included in the acquired assets of the above-mentioned overseas ABCP conduits sponsored by Mizuho Corporate Bank.

•	The change in balance from Mar. 31, 2008 (approximately JPY -8 billion) was due to the redemption at maturity of those backed by credit card receivables.

Loans guaranteed by US monolines

•

Approximately JPY 16 billion of Mizuho Corporate Bank’s loan commitments to overseas infrastructure projects (of which approximately JPY 7 billion was drawn down). No US subprime mortgage loan-related exposures were included.

Although some of the monolines which provided the above guarantees were rated non-investment grade (based on external ratings), there were no particular concerns about the credit conditions of the above-mentioned underlying assets or the projects as of Sep. 30, 2008.

(Note)	For the purpose of reference to the Mizuho Financial Group’s exposures related to US monolines, page 2-6 describes our securities subsidiaries’ exposures to such counterparties of credit default swaps (CDS) referring to securitization products, in addition to the above-mentioned transactions of the banking subsidiaries.

•	Investments and loans associated with SIVs

•	All exposures had already been written-off in FY2007.

•	Warehousing loan business* related to US subprime mortgage loans

•	Nil
*	Loans provided to other financial institutions in connection with their structuring of securitization products until such products are sold

•	Loans to mortgage lenders in US (working capital, etc.)

•	Approximately JPY 48 billion (All of the lenders concerned had investment grade ratings, of which approximately 40% had external ratings of “A” range or higher).

2-7

(The figures below are rounded to JPY 1 Bn)

Banking and Securities Subsidiaries

•	US government-owned corporation (Ginnie Mae) bonds and GSE (government-sponsored enterprises: Fannie Mae, Freddie Mac) bonds

Banking Subsidiaries (Banking Account)

•

The total balance of the above bonds held was approximately JPY 871 billion, with approximately JPY 4 billion of unrealized losses. Out of the total balance, approximately JPY 868 billion was RMBS guaranteed by the Government National Mortgage Association (Ginnie Mae), a corporation wholly-owned by the US government.

(Reference)	Balance held as of Mar. 31, 2008: approximately JPY 1.2 trillion

Securities Subsidiaries (Trading Account)

•	The total balance of RMBS, which were issued or guaranteed by the US government-owned corporation or GSE, was minimal (a few hundred million JPY).

•

Approximately JPY 154 billion of the corporate bonds issued by Fannie Mae and Freddie Mac was held for the purpose of, among other things, market-making activities in the US, and all the bonds were subject to mark-to-market accounting so that there were no unrealized losses (the recorded losses in the first half of fiscal 2008 were minimal).

There was no holding of stocks of these entities.

2-8

SELECTED FINANCIAL INFORMATION

For the Second Quarter (First Half) of Fiscal 2008

(Six months ended September 30, 2008)

<under Japanese GAAP>

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”).

“NON(B)”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”).

“NON(B&R)”: Aggregated figures of the relevant banks including past figures for their former financial subsidiaries for corporate revitalization.

*MHBK, MHCB and MHTB merged with their own financial subsidiaries for corporate revitalization respectively, as of October 1, 2005.

“HC”: Non-consolidated figures of Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2008	See above Notes		Pages

1. Income Analysis	CON	NON(B)	3- 1

2. Interest Margins (Domestic Operations)	NON(B)		3- 6

3. Use and Source of Funds	NON(B)		3- 7

4. Net Gains /Losses on Securities	NON(B)		3- 11

5. Unrealized Gains /Losses on Securities	CON	NON(B)	3- 13

6. Projected Redemption Amounts for Securities	NON(B)		3- 15

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON(B)		3- 16

8. Employee Retirement Benefits	NON(B)	CON	3- 17

9. Capital Adequacy Ratio	CON		3- 19

II. REVIEW OF CREDITS	See above Notes		Pages

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON(B)	3- 21

2. Status of Reserves for Possible Losses on Loans	CON	NON(B)	3- 23

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON(B)	3- 24

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON(B)	3- 25

5. Coverage on Disclosed Claims under the FRL	NON(B)		3- 27

6. Overview of Non-Performing Loans(“NPLs”)	NON(B)		3- 30

7. Results of Removal of NPLs from the Balance Sheet	NON(B&R)		3- 31

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON(B)		3- 33

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry	NON(B)		3- 35

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON(B)		3- 36

(2) Loans to SMEs and Individual Customers	NON(B)		3- 36

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries	NON(B)		3- 37

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Region	NON(B)		3- 37

III. DEFERRED TAXES	See above Notes		Pages

1. Change in Deferred Tax Assets, etc.	CON	NON(B)	3- 38

2. Estimation of Deferred Tax Assets, etc.

(1) Calculation Policy	NON(B)		3- 39

(2) Estimation for Calculating Deferred Tax Assets	NON(B)		3- 40

IV. OTHERS	See above Notes					Pages

1. Breakdown of Deposits (Domestic Offices)	NON	(B)				3- 44

2. Number of Directors and Employees	HC		NON	(B)		3- 45

3. Number of Branches and Offices	NON	(B)				3- 46

4. Earnings Estimates for Fiscal 2008	CON		NON	(B)	HC	3- 47

Attachments	See above Notes					Pages

Mizuho Bank, Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	NON	(B)				3- 48

Comparison of Non-Consolidated Statements of Income (selected items)	NON	(B)				3- 49

Non-Consolidated Statement of Changes in Net Assets	NON	(B)				3- 50

Mizuho Corporate Bank, Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	NON	(B)				3- 51

Comparison of Non-Consolidated Statements of Income (selected items)	NON	(B)				3- 52

Non-Consolidated Statement of Changes in Net Assets	NON	(B)				3- 53

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2008

1. Income Analysis

Consolidated

		(Millions of yen)
		First Half of Fiscal 2008	Change	First Half of Fiscal 2007

Consolidated Gross Profits	1	917,322	(70,554)	987,876
Net Interest Income	2	523,403	(14,497)	537,901
Fiduciary Income	3	29,749	(3,366)	33,115
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	200,132	(38,547)	238,680
Net Trading Income	6	52,920	(69,113)	122,034
Net Other Operating Income	7	111,115	54,971	56,144
General and Administrative Expenses	8	(604,469)	(44,904)	(559,564)
Personnel Expenses	9	(275,860)	(35,165)	(240,694)
Non-Personnel Expenses	10	(301,156)	(10,840)	(290,315)
Miscellaneous Taxes	11	(27,453)	1,101	(28,554)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans )	12	(156,211)	(88,155)	(68,055)
Losses on Write-offs of Loans	13	(110,063)	(48,349)	(61,713)
Net Gains (Losses) related to Stocks	14	(39,596)	(124,700)	85,103
Equity in Income from Investments in Affiliates	15	2,347	(3,538)	5,886
Other	16	(62,605)	(10,541)	(52,063)

Ordinary Profits	17	56,788	(342,395)	399,184
Net Extraordinary Gains (Losses)	18	540	(23,046)	23,586
Reversal of Reserves for Possible Losses on Loans, etc.	19	13,381	(9,987)	23,368
Reversal of Reserve for Possible Losses on Investments	20	0	(30)	31

Income before Income Taxes and Minority Interests	21	57,328	(365,441)	422,770
Income Taxes - Current	22	(12,295)	6,825	(19,121)
- Deferred	23	63,141	101,124	(37,983)
Minority Interests in Net Income	24	(13,597)	25,007	(38,604)

Net Income	25	94,577	(232,483)	327,061

Credit-related Costs (including Credit Costs for Trust Accounts)	26	(142,829)	(98,143)	(44,686)
_____________

*  Credit-related Costs [26] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for

                                                Possible Losses on Loans ) [12] + Reversal of Reserves for Possible Losses on Loans, etc.

                                                [19] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	27	317,459	(96,580)	414,039
_____________

*  Consolidated Net Business Profits [27] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding

                                                                       Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	28	147	10	137
Number of affiliates under the equity method	29	22	—	22

3-1

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2008					First Half of Fiscal 2007
		MHBK	MHCB	MHTB	Aggregated Figures	Change
Gross Profits	1	426,505	268,645	70,509	765,659	(83,343)	849,003
Domestic Gross Profits	2	366,068	192,125	64,465	622,660	5,918	616,741
Net Interest Income	3	290,983	96,547	24,401	411,932	(23,026)	434,959
Fiduciary Income	4			28,962	28,962	(3,505)	32,468
Credit Costs for Trust Accounts	5			—	—	—	—
Net Fee and Commission Income	6	70,316	28,670	11,448	110,435	(20,682)	131,118
Net Trading Income	7	3,700	64,089	(493)	67,296	53,863	13,433
Net Other Operating Income	8	1,067	2,818	146	4,032	(730)	4,762
International Gross Profits	9	60,436	76,519	6,043	142,999	(89,261)	232,261
Net Interest Income	10	5,512	48,038	2,041	55,592	13,396	42,196
Net Fee and Commission Income	11	7,170	28,812	(40)	35,942	(12,187)	48,130
Net Trading Income	12	(9,204)	(51,279)	1,219	(59,264)	(148,857)	89,592
Net Other Operating Income	13	56,958	50,947	2,823	110,729	58,386	52,342
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(286,737)	(123,400)	(46,424)	(456,562)	(21,810)	(434,752)
Expense Ratio	15	67.2%	45.9%	65.8%	59.6%	8.4%	51.2%
Personnel Expenses	16	(81,693)	(43,395)	(16,168)	(141,257)	(19,151)	(122,106)
Non-Personnel Expenses	17	(188,546)	(74,272)	(28,719)	(291,538)	(3,889)	(287,649)
Premium for Deposit Insurance	18	(22,155)	(3,292)	(1,455)	(26,902)	(62)	(26,840)
Miscellaneous Taxes	19	(16,497)	(5,732)	(1,536)	(23,766)	1,230	(24,996)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) *	20	139,767	145,244	24,084	309,097	(105,153)	414,250
Excluding Net Gains (Losses) related to Bonds	21	133,895	132,797	20,620	287,313	(88,718)	376,031
Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	(35,015)	—	—	(35,015)	(45,059)	10,044

Net Business Profits	23	104,752	145,244	24,084	274,081	(150,213)	424,295
Net Gains (Losses) related to Bonds	24	5,871	12,447	3,464	21,783	(16,435)	38,218
Net Non-Recurring Gains (Losses)	25	(149,068)	(95,197)	(20,008)	(264,274)	(159,684)	(104,590)
Net Gains (Losses) related to Stocks	26	(37,807)	1,305	(4,279)	(40,781)	(114,684)	73,902
Expenses related to Portfolio Problems	27	(87,526)	(37,421)	(12,955)	(137,903)	(18,138)	(119,765)
Other	28	(23,735)	(59,081)	(2,772)	(85,589)	(26,861)	(58,727)

Ordinary Profits	29	(44,316)	50,047	4,076	9,806	(309,897)	319,704
Net Extraordinary Gains (Losses)	30	84,698	24,644	3,440	112,783	56,539	56,243
Net Gains (Losses) on Disposition of Fixed Assets	31	728	(2,477)	(253)	(2,002)	(1,580)	(422)
Losses on Impairment of Fixed Assets	32	(173)	(774)	(32)	(980)	25	(1,005)
Reversal of Reserves for Possible Losses on Loans, etc.	33	6,784	31,755	3,917	42,458	(13,404)	55,862
Reversal of Reserve for Possible Losses on Investments	34	83,623	—	—	83,623	83,589	33
Income before Income Taxes	35	40,381	74,692	7,517	122,590	(253,357)	375,948
Income Taxes - Current	36	(277)	(19)	(11)	(308)	(36)	(271)
- Deferred	37	39,890	11,069	(3,819)	47,141	96,742	(49,600)

Net Income	38	79,994	85,743	3,686	169,423	(156,651)	326,075

_____________
* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts [5].

Credit-related Costs	39	(115,757)	(5,665)	(9,038)	(130,461)	(76,602)	(53,858)
_____________

*  Credit-related Costs [39] = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for

                                                 Possible Losses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc.

                                                 [33] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	40			—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	(35,015)	49,185	5,378	19,548	(26,847)	46,396
Losses on Write-offs of Loans	42	(54,721)	(31,203)	(12,955)	(98,880)	(55,600)	(43,279)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(25,349)	(21,661)	(1,491)	(48,502)	5,086	(53,589)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	—	62	(0)	62	(2,860)	2,923
Reversal of (Provision for) Reserve for Contingencies	45	—	(1,774)	30	(1,744)	1,751	(3,495)
Other (including Losses on Sales of Loans)	46	(671)	(273)	—	(945)	1,867	(2,813)
Total	47	(115,757)	(5,665)	(9,038)	(130,461)	(76,602)	(53,858)

3-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2008	Change	First Half of Fiscal 2007
Gross Profits	1	426,505	(40,429)	466,934
Domestic Gross Profits	2	366,068	(26,809)	392,878
Net Interest Income	3	290,983	(8,447)	299,431
Net Fee and Commission Income	4	70,316	(17,962)	88,279
Net Trading Income	5	3,700	71	3,628
Net Other Operating Income	6	1,067	(471)	1,538
International Gross Profits	7	60,436	(13,619)	74,056
Net Interest Income	8	5,512	4,095	1,417
Net Fee and Commission Income	9	7,170	326	6,843
Net Trading Income	10	(9,204)	(35,778)	26,573
Net Other Operating Income	11	56,958	17,736	39,222
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(286,737)	(19,501)	(267,235)
Expense Ratio	13	67.2%	9.9%	57.2%
Personnel Expenses	14	(81,693)	(17,450)	(64,243)
Non-Personnel Expenses	15	(188,546)	(2,435)	(186,111)
Premium for Deposit Insurance	16	(22,155)	(463)	(21,692)
Miscellaneous Taxes	17	(16,497)	383	(16,881)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	139,767	(59,931)	199,698
Excluding Net Gains (Losses) related to Bonds	19	133,895	(66,484)	200,380
Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	(35,015)	(45,059)	10,044

Net Business Profits	21	104,752	(104,991)	209,743
Net Gains (Losses) related to Bonds	22	5,871	6,553	(681)
Net Non-Recurring Gains (Losses)	23	(149,068)	(35,307)	(113,761)
Net Gains (Losses) related to Stocks	24	(37,807)	(50,270)	12,463
Expenses related to Portfolio Problems	25	(87,526)	15,392	(102,918)
Other	26	(23,735)	(428)	(23,306)

Ordinary Profits	27	(44,316)	(140,298)	95,981
Net Extraordinary Gains (Losses)	28	84,698	74,992	9,705
Net Gains (Losses) on Disposition of Fixed Assets	29	728	1,363	(634)
Losses on Impairment of Fixed Assets	30	(173)	775	(949)
Reversal of Reserves for Possible Losses on Loans, etc.	31	6,784	(4,328)	11,112
Reversal of Reserve for Possible Losses on Investments	32	83,623	83,623	—
Income before Income Taxes	33	40,381	(65,306)	105,687
Income Taxes - Current	34	(277)	(34)	(243)
- Deferred	35	39,890	44,438	(4,547)

Net Income	36	79,994	(20,901)	100,896

Credit-related Costs	37	(115,757)	(33,996)	(81,761)
_______________

*  Credit-related Costs [37] = Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for

                                                 Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [31]

(Reference) Breakdown of Credit-related Costs

Reversal of (Provision for) General Reserve for Possible Losses on Loans	38	(35,015)	(45,059)	10,044
Losses on Write-offs of Loans	39	(54,721)	(17,737)	(36,984)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	40	(25,349)	26,715	(52,064)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	41	—	(51)	51
Reversal of (Provision for) Reserve for Contingencies	42	—	—	—
Other (including Losses on Sales of Loans)	43	(671)	2,137	(2,808)
Total	44	(115,757)	(33,996)	(81,761)

3-3

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2008	Change	First Half of Fiscal 2007
Gross Profits	1	268,645	(33,232)	301,877
Domestic Gross Profits	2	192,125	43,144	148,980
Net Interest Income	3	96,547	(15,224)	111,771
Net Fee and Commission Income	4	28,670	3,892	24,777
Net Trading Income	5	64,089	54,179	9,910
Net Other Operating Income	6	2,818	297	2,520
International Gross Profits	7	76,519	(76,377)	152,896
Net Interest Income	8	48,038	9,743	38,295
Net Fee and Commission Income	9	28,812	(12,506)	41,318
Net Trading Income	10	(51,279)	(113,623)	62,343
Net Other Operating Income	11	50,947	40,009	10,938
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(123,400)	205	(123,606)
Expense Ratio	13	45.9%	4.9%	40.9%
Personnel Expenses	14	(43,395)	6	(43,401)
Non-Personnel Expenses	15	(74,272)	(644)	(73,627)
Premium for Deposit Insurance	16	(3,292)	427	(3,720)
Miscellaneous Taxes	17	(5,732)	844	(6,576)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	145,244	(33,026)	178,271
Excluding Net Gains (Losses) related to Bonds	19	132,797	(9,486)	142,284
Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	—	—	—

Net Business Profits	21	145,244	(33,026)	178,271
Net Gains (Losses) related to Bonds	22	12,447	(23,539)	35,987
Net Non-Recurring Gains (Losses)	23	(95,197)	(105,760)	10,563
Net Gains (Losses) related to Stocks	24	1,305	(58,829)	60,135
Expenses related to Portfolio Problems	25	(37,421)	(21,086)	(16,334)
Other	26	(59,081)	(25,844)	(33,237)

Ordinary Profits	27	50,047	(138,787)	188,835
Net Extraordinary Gains (Losses)	28	24,644	1,464	23,180
Net Gains (Losses) on Disposition of Fixed Assets	29	(2,477)	(2,995)	517
Losses on Impairment of Fixed Assets	30	(774)	(735)	(38)
Reversal of Reserves for Possible Losses on Loans, etc.	31	31,755	9,225	22,530
Reversal of Reserve for Possible Losses on Investments	32	—	(33)	33
Income before Income Taxes	33	74,692	(137,323)	212,015
Income Taxes - Current	34	(19)	(0)	(19)
- Deferred	35	11,069	49,286	(38,216)

Net Income	36	85,743	(88,036)	173,779

Credit-related Costs	37	(5,665)	(11,860)	6,195

__________

*  Credit-related Costs [37] = Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for

                                                 Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [31]

(Reference) Breakdown of Credit-related Costs

Reversal of (Provision for) General Reserve for Possible Losses on Loans	38	49,185	13,784	35,400
Losses on Write-offs of Loans	39	(31,203)	(25,414)	(5,788)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	40	(21,661)	925	(22,587)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	41	62	(2,632)	2,694
Reversal of (Provision for) Reserve for Contingencies	42	(1,774)	1,749	(3,524)
Other (including Losses on Sales of Loans)	43	(273)	(273)	—
Total	44	(5,665)	(11,860)	6,195

3-4

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2008	Change	First Half of Fiscal 2007
Gross Profits	1	70,509	(9,681)	80,190
Domestic Gross Profits	2	64,465	(10,416)	74,882
Net Interest Income	3	24,401	645	23,756
Fiduciary Income	4	28,962	(3,505)	32,468
Credit Costs for Trust Accounts	5	—	—	—
Net Fee and Commission Income	6	11,448	(6,612)	18,060
Net Trading Income	7	(493)	(387)	(105)
Net Other Operating Income	8	146	(556)	702
International Gross Profits	9	6,043	735	5,308
Net Interest Income	10	2,041	(441)	2,483
Net Fee and Commission Income	11	(40)	(8)	(32)
Net Trading Income	12	1,219	544	675
Net Other Operating Income	13	2,823	640	2,182
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(46,424)	(2,513)	(43,910)
Expense Ratio	15	65.8%	11.0%	54.7%
Personnel Expenses	16	(16,168)	(1,707)	(14,461)
Non-Personnel Expenses	17	(28,719)	(809)	(27,910)
Premium for Deposit Insurance	18	(1,455)	(26)	(1,428)
Miscellaneous Taxes	19	(1,536)	2	(1,538)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) *	20	24,084	(12,195)	36,280
Excluding Net Gains (Losses) related to Bonds	21	20,620	(12,746)	33,367
Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	—	—	—

Net Business Profits	23	24,084	(12,195)	36,280
Net Gains (Losses) related to Bonds	24	3,464	551	2,912
Net Non-Recurring Gains (Losses)	25	(20,008)	(18,616)	(1,392)
Net Gains (Losses) related to Stocks	26	(4,279)	(5,583)	1,303
Expenses related to Portfolio Problems	27	(12,955)	(12,444)	(511)
Other	28	(2,772)	(588)	(2,184)

Ordinary Profits	29	4,076	(30,811)	34,887
Net Extraordinary Gains (Losses)	30	3,440	(19,917)	23,357
Net Gains (Losses) on Disposition of Fixed Assets	31	(253)	51	(305)
Losses on Impairment of Fixed Assets	32	(32)	(14)	(17)
Reversal of Reserves for Possible Losses on Loans, etc.	33	3,917	(18,301)	22,219
Reversal of Reserve for Possible Losses on Investments	34	—	—	—
Income before Income Taxes	35	7,517	(50,728)	58,245
Income Taxes - Current	36	(11)	(2)	(9)
- Deferred	37	(3,819)	3,016	(6,836)

Net Income	38	3,686	(47,713)	51,400

__________

*  Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) [20] =

                  Gross Profits [1] + General and Administrative Expenses (excluding Non-Recurring Losses) [14] - Credit Costs for

                  Trust Accounts [5]

Credit-related Costs	39	(9,038)	(30,746)	21,708

__________

*  Credit-related Costs [39] = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for

                                                 Possible Losses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc. [33] +

                                                 Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	5,378	4,427	951
Losses on Write-offs of Loans	42	(12,955)	(12,448)	(507)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(1,491)	(22,553)	21,062
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	(0)	(177)	177
Reversal of (Provision for) Reserve for Contingencies	45	30	2	28
Other (including Losses on Sales of Loans)	46	—	4	(4)
Total	47	(9,038)	(30,746)	21,708

3-5

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

Aggregated Figures of MHBK and MHCB

				(%)
				First Half of Fiscal 2008	Change	First Half of Fiscal 2007
Return on Interest-Earning Assets			1	1.31	(0.04)	1.35
Return on Loans and Bills Discounted			2	1.65	0.01	1.63
Return on Securities			3	0.88	(0.15)	1.03
Cost of Funding (including Expenses)			4	1.19	0.05	1.13
Cost of Deposits and Debentures (including Expenses)			5	1.27	0.08	1.19
Cost of Deposits and Debentures			6	0.34	0.04	0.29
Cost of Other External Liabilities			7	0.75	0.07	0.67

Net Interest Margin	(1	)-(4)	8	0.11	(0.09)	0.21
Loan and Deposit Rate Margin (including Expenses)	(2	)-(5)	9	0.37	(0.06)	0.44
Loan and Deposit Rate Margin	(2	)-(6)	10	1.30	(0.03)	1.34
_____________ * Return on Loans and Bills Discounted excludes loans to MHFG. * Deposits and Debentures include Negotiable Certificates of Deposit (“NCDs”).
(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted			11	1.79	0.05	1.74
Loan and Deposit Rate Margin (including Expenses)	(11	)-(5)	12	0.51	(0.03)	0.55
Loan and Deposit Rate Margin	(11	)-(6)	13	1.44	0.00	1.44
Mizuho Bank
Return on Interest-Earning Assets			14	1.36	(0.00)	1.36
Return on Loans and Bills Discounted			15	1.83	(0.00)	1.83
Return on Securities			16	0.68	(0.03)	0.72
Cost of Funding (including Expenses)			17	1.27	0.08	1.18
Cost of Deposits and Debentures (including Expenses)			18	1.26	0.09	1.17
Cost of Deposits and Debentures			19	0.28	0.04	0.24
Cost of Other External Liabilities			20	0.74	0.01	0.73

Net Interest Margin	(14	)-(17)	21	0.09	(0.08)	0.18
Loan and Deposit Rate Margin (including Expenses)	(15	)-(18)	22	0.56	(0.09)	0.66
Loan and Deposit Rate Margin	(15	)-(19)	23	1.54	(0.04)	1.59

_____________

*  Return on Loans and Bills Discounted excludes loans to MHFG.

*  Deposits and Debentures include NCDs.

(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government

Return on Loans and Bills Discounted			24	2.03	0.06	1.97
Loan and Deposit Rate Margin (including Expenses)	(24	)-(18)	25	0.77	(0.02)	0.79
Loan and Deposit Rate Margin	(24	)-(19)	26	1.75	0.02	1.73

Mizuho Corporate Bank
Return on Interest-Earning Assets			27	1.22	(0.09)	1.32
Return on Loans and Bills Discounted			28	1.33	0.05	1.28
Return on Securities			29	1.12	(0.44)	1.56
Cost of Funding (including Expenses)			30	1.06	0.02	1.04
Cost of Deposits and Debentures (including Expenses)			31	1.31	0.07	1.24
Cost of Deposits and Debentures			32	0.53	0.05	0.47
Cost of Other External Liabilities			33	0.75	0.09	0.66

Net Interest Margin	(27	)-(30)	34	0.15	(0.12)	0.28
Loan and Deposit Rate Margin (including Expenses)	(28	)-(31)	35	0.01	(0.02)	0.03
Loan and Deposit Rate Margin	(28	)-(32)	36	0.79	(0.00)	0.80

__________

*  Return on Loans and Bills Discounted excludes loans to MHFG.

*  Deposits and Debentures include NCDs.

(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government

Return on Loans and Bills Discounted			37	1.38	0.04	1.33
Loan and Deposit Rate Margin (including Expenses)	(37	)-(31)	38	0.06	(0.02)	0.09
Loan and Deposit Rate Margin	(37	)-(32)	39	0.84	(0.01)	0.86

Mizuho Trust & Banking (3 domestic accounts)
Return on Interest-Earning Assets			40	1.53	0.12	1.41
Return on Loans and Bills Discounted			41	1.78	0.23	1.55
Return on Securities			42	1.40	0.19	1.20
Cost of Funding			43	0.62	0.06	0.56
Cost of Deposits			44	0.56	0.08	0.48

Net Interest Margin	(40	)-(43)	45	0.90	0.05	0.84
Loan and Deposit Rate Margin	(41	)-(44)	46	1.21	0.15	1.06

__________

*	3 domestic accounts = banking accounts (domestic operations) + trust accounts with contracts indemnifying the principal amounts (loan trusts + jointly-managed money trusts).

*	Deposits include NCDs.

3-6

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Aggregated Figures of MHBK and MHCB

	(Millions of yen, %)
	First Half of Fiscal 2008		Change		First Half of Fiscal 2007
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	115,124,646	1.80	1,024,144	(0.29)	114,100,502	2.10
Loans and Bills Discounted	63,333,483	2.05	864,571	(0.13)	62,468,912	2.19
Securities	32,977,789	1.49	(2,463,408)	(0.46)	35,441,198	1.96

Source of Funds	116,446,741	1.03	2,836,983	(0.29)	113,609,758	1.32
Deposits	72,557,933	0.63	1,461,954	(0.22)	71,095,978	0.85
NCDs	10,714,457	0.91	1,097,115	(0.60)	9,617,341	1.52
Debentures	2,977,306	0.63	(1,425,460)	0.03	4,402,766	0.59
Call Money	10,817,273	0.81	1,046,162	0.01	9,771,111	0.79
Payables under Repurchase Agreements	6,070,252	2.49	(914,764)	(1.73)	6,985,017	4.23
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	5,829,318	2.70	126,225	(0.38)	5,703,093	3.09

(Domestic Operations)
Use of Funds	91,644,652	1.31	4,065,769	(0.04)	87,578,883	1.35
Loans and Bills Discounted	52,534,875	1.65	140,696	0.03	52,394,178	1.62
Securities	24,657,954	0.88	(167,821)	(0.15)	24,825,775	1.03

Source of Funds	92,789,466	0.46	5,157,721	0.04	87,631,745	0.41
Deposits	60,311,043	0.28	1,671,773	0.04	58,639,270	0.23
NCDs	9,765,537	0.65	2,023,242	0.08	7,742,295	0.57
Debentures	2,977,306	0.63	(1,425,460)	0.03	4,402,766	0.59
Call Money	10,372,586	0.65	974,443	0.05	9,398,143	0.59
Payables under Repurchase Agreements	813,604	0.61	238,156	0.03	575,447	0.58
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,634,923	1.00	125,004	0.00	2,509,918	1.00

(International Operations)
Use of Funds	26,380,946	3.42	(578,923)	(1.10)	26,959,870	4.52
Loans and Bills Discounted	10,798,608	4.01	723,874	(1.16)	10,074,733	5.18
Securities	8,319,835	3.32	(2,295,587)	(0.83)	10,615,422	4.15

Source of Funds	26,558,226	2.99	141,962	(1.32)	26,416,264	4.32
Deposits	12,246,889	2.35	(209,818)	(1.42)	12,456,707	3.78
NCDs	948,919	3.61	(926,126)	(1.82)	1,875,046	5.43
Debentures	—	—	—	—	—	—
Call Money	444,686	4.61	71,718	(1.31)	372,967	5.93
Payables under Repurchase Agreements	5,256,648	2.79	(1,152,921)	(1.76)	6,409,569	4.55
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	3,194,395	4.10	1,220	(0.62)	3,193,175	4.73

3-7

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen, %)
	First Half of Fiscal 2008		Change		First Half of Fiscal 2007
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	60,450,919	1.43	761,346	(0.02)	59,689,573	1.46
Loans and Bills Discounted	33,839,032	1.82	325,881	(0.00)	33,513,150	1.82
Securities	15,000,674	0.89	(2,125,657)	(0.07)	17,126,332	0.97

Source of Funds	61,762,906	0.45	1,097,130	(0.00)	60,665,775	0.45
Deposits	53,697,123	0.31	1,741,222	0.02	51,955,900	0.28
NCDs	1,993,466	0.54	237,487	0.06	1,755,978	0.47
Debentures	953,651	0.31	(456,492)	0.09	1,410,143	0.22
Call Money	1,779,139	0.47	67,249	(0.00)	1,711,890	0.48
Payables under Repurchase Agreements	33,564	0.63	(66,383)	0.04	99,948	0.58
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	1,121,814	3.29	(128,799)	0.17	1,250,614	3.12

(Domestic Operations)
Use of Funds	57,764,512	1.36	750,991	(0.00)	57,013,521	1.36
Loans and Bills Discounted	33,448,572	1.81	273,245	0.00	33,175,326	1.81
Securities	13,701,102	0.68	(2,014,381)	(0.03)	15,715,484	0.72

Source of Funds	59,165,904	0.35	1,072,173	0.03	58,093,731	0.31
Deposits	52,632,906	0.27	1,540,888	0.04	51,092,017	0.23
NCDs	1,990,923	0.54	236,251	0.06	1,754,672	0.47
Debentures	953,651	0.31	(456,492)	0.09	1,410,143	0.22
Call Money	1,779,139	0.47	67,249	(0.00)	1,711,890	0.48
Payables under Repurchase Agreements	33,564	0.63	(66,383)	0.04	99,948	0.58
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	398,200	1.96	(66,260)	0.28	464,460	1.68

(International Operations)
Use of Funds	3,820,765	2.28	973,141	(1.11)	2,847,623	3.39
Loans and Bills Discounted	390,460	2.29	52,635	(0.51)	337,824	2.81
Securities	1,299,571	3.10	(111,276)	(0.66)	1,410,847	3.77

Source of Funds	3,731,359	2.04	987,744	(1.37)	2,743,615	3.42
Deposits	1,064,217	2.07	200,334	(1.22)	863,883	3.30
NCDs	2,543	0.81	1,236	0.16	1,306	0.65
Debentures	—	—	—	—	—	—
Call Money	—	—	—	—	—	—
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	723,614	4.03	(62,539)	0.05	786,153	3.98

3-8

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen, %)
	First Half of Fiscal 2008		Change		First Half of Fiscal 2007
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	54,673,727	2.21	262,798	(0.58)	54,410,929	2.80
Loans and Bills Discounted	29,494,451	2.32	538,689	(0.30)	28,955,762	2.62
Securities	17,977,115	2.00	(337,750)	(0.89)	18,314,866	2.89

Source of Funds	54,683,834	1.69	1,739,852	(0.62)	52,943,982	2.31
Deposits	18,860,810	1.54	(279,267)	(0.87)	19,140,078	2.41
NCDs	8,720,990	1.00	859,627	(0.75)	7,861,362	1.75
Debentures	2,023,654	0.78	(968,967)	0.01	2,992,622	0.77
Call Money	9,038,133	0.88	978,913	0.01	8,059,220	0.86
Payables under Repurchase Agreements	6,036,688	2.50	(848,381)	(1.77)	6,885,069	4.28
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	4,707,503	2.56	255,025	(0.51)	4,452,478	3.08

(Domestic Operations)
Use of Funds	33,880,140	1.22	3,314,778	(0.09)	30,565,361	1.32
Loans and Bills Discounted	19,086,303	1.36	(132,549)	0.07	19,218,852	1.28
Securities	10,956,851	1.12	1,846,560	(0.44)	9,110,291	1.56

Source of Funds	33,623,561	0.66	4,085,548	0.04	29,538,013	0.61
Deposits	7,678,137	0.32	130,884	0.06	7,547,253	0.25
NCDs	7,774,614	0.68	1,786,991	0.08	5,987,623	0.60
Debentures	2,023,654	0.78	(968,967)	0.01	2,992,622	0.77
Call Money	8,593,446	0.68	907,194	0.06	7,686,252	0.61
Payables under Repurchase Agreements	780,040	0.61	304,540	0.03	475,499	0.58
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,236,722	0.83	191,265	(0.01)	2,045,457	0.84

(International Operations)
Use of Funds	22,560,181	3.61	(1,552,065)	(1.04)	24,112,246	4.66
Loans and Bills Discounted	10,408,148	4.07	671,238	(1.18)	9,736,909	5.26
Securities	7,020,263	3.36	(2,184,311)	(0.84)	9,204,575	4.21

Source of Funds	22,826,867	3.15	(845,781)	(1.27)	23,672,648	4.42
Deposits	11,182,672	2.38	(410,152)	(1.43)	11,592,824	3.82
NCDs	946,376	3.61	(927,363)	(1.81)	1,873,739	5.43
Debentures	—	—	—	—	—	—
Call Money	444,686	4.61	71,718	(1.31)	372,967	5.93
Payables under Repurchase Agreements	5,256,648	2.79	(1,152,921)	(1.76)	6,409,569	4.55
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,470,781	4.13	63,760	(0.85)	2,407,021	4.98

3-9

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	First Half of Fiscal 2008		Change		First Half of Fiscal 2007
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	5,681,721	1.62	(477,097)	0.00	6,158,818	1.62
Loans and Bills Discounted	3,433,904	1.79	(506,733)	0.23	3,940,637	1.56
Securities	1,476,147	1.53	(180,052)	(0.33)	1,656,200	1.87

Source of Funds	5,573,492	0.71	(452,006)	(0.07)	6,025,498	0.79
Deposits	2,738,042	0.57	(233,348)	0.05	2,971,390	0.52
NCDs	768,163	0.73	165,580	0.06	602,582	0.66
Debentures	—	—	—	—	—	—
Call Money	603,452	0.69	70,566	(0.05)	532,886	0.74
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	173,483	0.74	(14,023)	(0.12)	187,507	0.87

(Domestic Operations)
Use of Funds	5,552,385	1.54	(355,115)	0.13	5,907,500	1.40
Loans and Bills Discounted	3,377,698	1.77	(528,655)	0.23	3,906,353	1.54
Securities	1,191,105	1.40	(127,020)	0.25	1,318,126	1.15

Source of Funds	5,440,593	0.67	(329,978)	0.05	5,770,572	0.62
Deposits	2,729,747	0.56	(219,275)	0.07	2,949,022	0.49
NCDs	768,163	0.73	165,580	0.06	602,582	0.66
Debentures	—	—	—	—	—	—
Call Money	577,840	0.58	64,366	0.00	513,474	0.57
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	173,483	0.74	(8,121)	(0.04)	181,605	0.78

(International Operations)
Use of Funds	726,488	1.50	168,209	(1.83)	558,278	3.33
Loans and Bills Discounted	56,206	3.07	21,922	(0.40)	34,284	3.47
Securities	285,042	2.07	(53,031)	(2.60)	338,073	4.68

Source of Funds	730,051	0.93	168,165	(1.49)	561,886	2.43
Deposits	8,294	1.46	(14,072)	(2.72)	22,367	4.19
NCDs	—	—	—	—	—	—
Debentures	—	—	—	—	—	—
Call Money	25,611	3.34	6,200	(1.97)	19,411	5.32
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	—	—	(5,901)	(3.49)	5,901	3.49

3-10

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	First Half of Fiscal 2008	Change	First Half of Fiscal 2007
Net Gains (Losses) related to Bonds	21,783	(16,435)	38,218
Gains on Sales and Others	61,413	(4,370)	65,783
Losses on Sales and Others	(28,751)	(1,152)	(27,598)
Devaluation	(8,563)	(8,539)	(23)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(2,314)	(2,372)	57

	First Half of Fiscal 2008	Change	First Half of Fiscal 2007
Net Gains (Losses) related to Stocks	42,841	(31,094)	73,935
Gains on Sales	67,307	(39,278)	106,586
Losses on Sales	(1,044)	739	(1,784)
Devaluation	(95,579)	(58,948)	(36,630)
Reversal of (Provision for) Reserve for Possible Losses on Investments	83,623	84,222	(599)
Gains (Losses) on Derivatives other than for Trading	(11,464)	(17,829)	6,364
_____________ * Figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Bank

	First Half of Fiscal 2008	Change	First Half of Fiscal 2007
Net Gains (Losses) related to Bonds	5,871	6,553	(681)
Gains on Sales and Others	15,266	4,181	11,084
Losses on Sales and Others	(10,215)	(365)	(9,849)
Devaluation	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	820	2,736	(1,915)

	First Half of Fiscal 2008	Change	First Half of Fiscal 2007
Net Gains (Losses) related to Stocks	45,816	33,352	12,463
Gains on Sales	30,007	3	30,003
Losses on Sales	(841)	(121)	(719)
Devaluation	(67,262)	(51,242)	(16,020)
Reversal of (Provision for) Reserve for Possible Losses on Investments	83,623	84,255	(632)
Gains (Losses) on Derivatives other than for Trading	289	457	(167)

_____________

* Figures for the First Half of Fiscal 2008 include gains on Reversal of Reserve for Possible Losses on Investments in subsidiaries (eliminated as an intercompany gain on a consolidated basis)(included in Extraordinary Gains).

3-11

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen)
	First Half of Fiscal 2008	Change	First Half of Fiscal 2007
Net Gains (Losses) related to Bonds	12,447	(23,539)	35,987
Gains on Sales and Others	41,183	(9,988)	51,172
Losses on Sales and Others	(17,144)	(103)	(17,041)
Devaluation	(8,494)	(8,494)	(0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(3,096)	(4,953)	1,857

	First Half of Fiscal 2008	Change	First Half of Fiscal 2007
Net Gains (Losses) related to Stocks	1,305	(58,863)	60,168
Gains on Sales	36,411	(37,855)	74,267
Losses on Sales	(121)	935	(1,057)
Devaluation	(23,230)	(3,623)	(19,607)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	(33)	33
Gains (Losses) on Derivatives other than for Trading	(11,754)	(18,286)	6,532
_____________ * Figures for the First Half of Fiscal 2007 include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains).

Mizuho Trust & Banking

	First Half of Fiscal 2008	Change	First Half of Fiscal 2007
Net Gains (Losses) related to Bonds	3,464	551	2,912
Gains on Sales and Others	4,963	1,436	3,527
Losses on Sales and Others	(1,390)	(683)	(707)
Devaluation	(69)	(45)	(23)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(39)	(155)	115

	First Half of Fiscal 2008	Change	First Half of Fiscal 2007
Net Gains (Losses) related to Stocks	(4,279)	(5,583)	1,303
Gains on Sales	888	(1,427)	2,315
Losses on Sales	(82)	(74)	(8)
Devaluation	(5,085)	(4,082)	(1,003)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	0	(0)
Gains (Losses) on Derivatives other than for Trading	—	—	—

3-12

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

Consolidated

(1) Other Securities (which have readily determinable fair value)

	(Millions of yen)
	As of September 30, 2008				As of March 31, 2008			As of September 30, 2007
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	31,375,555	175,723	1,006,677	830,953	677,880	1,286,586	608,706	1,878,303	2,359,231	480,927
Japanese Stocks	3,862,888	768,496	977,618	209,122	976,727	1,188,056	211,328	2,183,903	2,292,237	108,334
Japanese Bonds	18,611,616	(182,493)	3,290	185,783	(98,111)	21,603	119,715	(141,318)	5,047	146,365
Japanese Government Bonds	17,369,182	(175,107)	1,506	176,614	(99,339)	15,813	115,152	(134,888)	3,808	138,696
Other	8,901,050	(410,279)	25,768	436,048	(200,735)	76,926	277,661	(164,281)	61,946	226,227

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased,” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.
*	Unrealized Gains /Losses include ¥50,163 million, ¥37,202 million and ¥14,090 million, which were recognized in the statement of income for September 30, 2008, March 31, 2008 and September 30, 2007, respectively, by applying the fair-value hedge method and others.

As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of September 30, 2008, March 31, 2008 and September 30, 2007 are ¥125,560 million, ¥640,678 million and ¥1,864,212 million, respectively.

*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities which do not have readily determinable fair value) as of September 30, 2008, March 31, 2008 and September 30, 2007 are ¥48,718 million, ¥401,375 million and ¥1,180,567 million, respectively.

(2) Bonds Held to Maturity (which have readily determinable fair value)

	(Millions of yen)
	As of September 30, 2008				As of March 31, 2008			As of September 30, 2007
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Bonds Held to Maturity	419,734	1,893	2,133	239	4,958	5,018	60	(3,285)	—	3,285

Non-Consolidated
(1) Other Securities (which have readily determinable fair value)

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of September 30, 2008				As of March 31, 2008			As of September 30, 2007
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	30,878,752	122,866	954,676	831,810	601,920	1,226,378	624,457	1,794,302	2,276,237	481,934
Japanese Stocks	3,829,492	694,065	924,470	230,404	895,629	1,126,335	230,706	2,099,554	2,209,763	110,208
Japanese Bonds	18,334,371	(182,614)	3,147	185,762	(98,675)	21,069	119,744	(141,196)	5,033	146,230
Japanese Government Bonds	17,135,676	(175,217)	1,364	176,582	(99,862)	15,279	115,141	(134,659)	3,796	138,455
Other	8,714,888	(388,584)	27,058	415,642	(195,033)	78,973	274,006	(164,054)	61,440	225,495

Mizuho Bank

Other Securities	13,579,410	(96,459)	148,076	244,535	50	204,174	204,124	246,064	399,558	153,493
Japanese Stocks	932,607	48,396	142,293	93,897	63,343	177,514	114,170	327,740	384,636	56,896
Japanese Bonds	9,630,207	(83,166)	1,361	84,527	(46,655)	10,301	56,956	(64,367)	2,870	67,238
Japanese Government Bonds	8,998,150	(78,917)	802	79,719	(45,818)	8,115	53,933	(61,976)	2,628	64,605
Other	3,016,595	(61,689)	4,421	66,110	(16,638)	16,358	32,997	(17,307)	12,050	29,358

Mizuho Corporate Bank

Other Securities	15,620,752	182,137	712,805	530,668	522,856	903,246	380,390	1,400,789	1,696,438	295,648
Japanese Stocks	2,626,241	561,422	689,111	127,688	730,199	839,055	108,855	1,595,142	1,646,287	51,144
Japanese Bonds	7,667,493	(66,900)	1,380	68,280	(29,162)	7,113	36,276	(51,001)	2,009	53,010
Japanese Government Bonds	7,178,560	(63,799)	357	64,157	(30,781)	4,093	34,874	(47,257)	1,117	48,374
Other	5,327,017	(312,384)	22,314	334,698	(178,180)	57,077	235,258	(143,351)	48,141	191,493

Mizuho Trust & Banking

Other Securities	1,678,588	37,187	93,793	56,606	79,013	118,957	39,943	147,448	180,240	32,792
Japanese Stocks	270,643	84,246	93,065	8,818	102,085	109,764	7,679	176,670	178,839	2,168
Japanese Bonds	1,036,669	(32,547)	406	32,954	(22,857)	3,654	26,512	(25,827)	153	25,981
Japanese Government Bonds	958,965	(32,500)	205	32,705	(23,262)	3,070	26,333	(25,425)	50	25,476
Other	371,275	(14,510)	322	14,833	(214)	5,537	5,751	(3,395)	1,247	4,642

*	In addition to “Securities” indicated on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.
*	Unrealized Gains /Losses include ¥68,604 million, ¥37,202 million and ¥14,090 million, which were recognized in the statement of income for September 30, 2008, March 31, 2008 and September 30, 2007, respectively, by applying the fair-value hedge method and others.
As a result, the base amounts to be recorded directly to Net Assets after tax adjustment as of September 30, 2008, March 31, 2008 and September 30, 2007 are ¥54,261 million, ¥564,717 million and ¥1,780,212 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities which do not have readily determinable fair value) as of September 30, 2008, March 31, 2008 and September 30, 2007 are as follows:

	(Millions of yen)
	As of September 30, 2008	As of March 31, 2008	As of September 30, 2007
Aggregated Figures	1,757	366,562	1,151,865
Mizuho Bank	(148,053)	(46,300)	143,689
Mizuho Corporate Bank	118,875	346,058	894,497
Mizuho Trust & Banking	30,934	66,803	113,678

3-13

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity (which have readily determinable fair value)

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of September 30, 2008				As of March 31, 2008			As of September 30, 2007
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	419,734	1,893	2,133	239	4,958	5,018	60	(3,285)	—	3,285
Mizuho Bank	419,734	1,893	2,133	239	4,958	5,018	60	(3,285)	—	3,285
Mizuho Corporate Bank	—	—	—	—	—	—	—	—	—	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates (which have readily determinable fair value)

Aggregated Figures of the 3 Banks
	(Millions of yen)
	As of September 30, 2008				As of March 31, 2008			As of September 30, 2007
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	143,921	(13,215)	9,185	22,401	2,553	9,090	6,537	62,822	62,822	—
Mizuho Bank	88,274	(22,401)	—	22,401	(6,537)	—	6,537	32,426	32,426	—
Mizuho Corporate Bank	55,646	9,185	9,185	—	9,090	9,090	—	30,396	30,396	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—

Mizuho Financial Group, Inc. (Non-Consolidated)

	(Millions of yen)
Investments in Subsidiaries and Affiliates	137,171	387,362	387,362	—	397,338	397,338	—	521,287	521,287	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities (which have readily determinable fair value), Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method and others. They were excluded from Unrealized Gains (Losses) on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments. The base amount was as follows:

Consolidated

	(Millions of yen)
	As of September 30, 2008			As of March 31, 2008	As of September 30, 2007
	Unrealized Gains/Losses
		Change from March 31, 2008	Change from September 30, 2007	Unrealized Gains/Losses	Unrealized Gains/Losses
Other Securities	125,560	(515,117)	(1,738,652)	640,678	1,864,212
Japanese Stocks	768,496	(208,231)	(1,415,406)	976,727	2,183,903
Japanese Bonds	(228,027)	(103,300)	(58,048)	(124,727)	(169,979)
Japanese Government Bonds	(217,452)	(93,714)	(53,289)	(123,737)	(164,162)
Other	(414,908)	(203,585)	(265,197)	(211,322)	(149,711)

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of September 30, 2008			As of March 31, 2008	As of September 30, 2007
	Unrealized Gains/Losses
		Change from March 31, 2008	Change from September 30, 2007	Unrealized Gains/Losses	Unrealized Gains/Losses
Other Securities	54,261	(510,455)	(1,725,950)	564,717	1,780,212
Japanese Stocks	694,065	(201,563)	(1,405,488)	895,629	2,099,554
Japanese Bonds	(228,149)	(102,858)	(58,292)	(125,291)	(169,857)
Japanese Government Bonds	(217,562)	(93,301)	(53,628)	(124,260)	(163,933)
Other	(411,654)	(206,034)	(262,169)	(205,620)	(149,484)

3-14

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

■ The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

	(Billions of yen)
	Maturity as of September 30, 2008				Change				Maturity as of March 31, 2008
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Aggregated Figures of the 3 Banks
Japanese Bonds	8,819.3	7,504.6	2,268.9	1,751.0	84.2	376.1	383.6	(156.9)	8,735.0	7,128.5	1,885.3	1,907.9
Japanese Government Bonds	8,366.1	5,862.4	1,706.0	1,331.1	132.2	353.4	491.5	(143.0)	8,233.8	5,508.9	1,214.4	1,474.1
Japanese Local Government Bonds	50.2	27.7	27.0	1.0	3.1	(9.6)	(0.7)	(6.7)	47.0	37.3	27.8	7.8
Japanese Corporate Bonds	402.9	1,614.4	535.8	418.8	(51.1)	32.3	(107.2)	(7.0)	454.1	1,582.1	643.0	425.9
Other	1,034.5	3,604.4	1,455.0	2,295.5	(63.0)	(966.1)	(392.7)	(546.3)	1,097.5	4,570.6	1,847.7	2,841.8

Mizuho Bank
Japanese Bonds	5,436.3	4,369.1	535.5	844.6	(820.3)	(412.4)	62.7	(71.9)	6,256.6	4,781.5	472.7	916.5
Japanese Government Bonds	5,095.8	3,126.2	204.1	701.9	(796.9)	(292.0)	95.1	(69.6)	5,892.8	3,418.3	108.9	771.5
Japanese Local Government Bonds	47.4	15.0	7.7	—	3.5	(11.4)	(13.1)	—	43.8	26.4	20.8	—
Japanese Corporate Bonds	293.0	1,227.8	323.6	142.7	(26.9)	(108.9)	(19.1)	(2.2)	319.9	1,336.8	342.8	145.0
Other	298.7	799.7	635.3	1,425.7	78.9	(170.6)	(87.9)	(148.8)	219.8	970.4	723.3	1,574.6

Mizuho Corporate Bank
Japanese Bonds	3,103.1	2,926.4	1,385.9	683.3	672.9	849.6	354.8	(68.4)	2,430.1	2,076.7	1,031.1	751.7
Japanese Government Bonds	3,010.4	2,568.6	1,173.2	426.2	699.4	697.4	430.7	(55.5)	2,310.9	1,871.1	742.4	481.8
Japanese Local Government Bonds	0.7	9.3	16.2	1.0	(0.0)	1.7	13.0	(6.7)	0.7	7.5	3.2	7.8
Japanese Corporate Bonds	91.9	348.4	196.4	256.0	(26.4)	150.4	(88.9)	(6.1)	118.4	197.9	285.4	262.1
Other	656.9	2,558.9	772.2	826.6	(194.3)	(595.1)	(297.5)	(393.6)	851.3	3,154.1	1,069.7	1,220.3

Mizuho Trust & Banking
Japanese Bonds	279.8	209.0	347.4	223.0	231.6	(61.0)	(33.9)	(16.5)	48.2	270.1	381.4	239.5
Japanese Government Bonds	259.8	167.4	328.6	202.9	229.7	(51.9)	(34.2)	(17.8)	30.1	219.4	362.9	220.8
Japanese Local Government Bonds	2.0	3.3	3.0	—	(0.3)	0.0	(0.6)	—	2.4	3.3	3.6	—
Japanese Corporate Bonds	18.0	38.2	15.7	20.0	2.3	(9.1)	0.9	1.3	15.6	47.3	14.8	18.7
Other	78.8	245.7	47.4	43.0	52.4	(200.2)	(7.2)	(3.8)	26.4	446.0	54.7	46.8

3-15

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

■ Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

	(Billions of yen)
	As of September 30, 2008				Change				As of March 31, 2008
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Aggregated Figures of the 3 Banks
Receive Fixed / Pay Float	9,778.3	12,437.5	3,960.3	26,176.2	5,734.7	2,087.3	514.8	8,336.9	4,043.5	10,350.2	3,445.5	17,839.2
Receive Float / Pay Fixed	2,863.2	4,004.4	2,933.6	9,801.4	1,137.7	561.4	1,293.1	2,992.3	1,725.5	3,443.0	1,640.5	6,809.1
Receive Float / Pay Float	159.8	142.3	10.0	312.2	(221.7)	(52.0)	—	(273.8)	381.6	194.4	10.0	586.0
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	12,801.4	16,584.4	6,904.0	36,289.8	6,650.7	2,596.7	1,808.0	11,055.4	6,150.7	13,987.6	5,096.0	25,234.3

Mizuho Bank
Receive Fixed / Pay Float	8,000.0	4,787.0	641.1	13,428.1	6,420.5	1,807.3	141.0	8,368.8	1,579.5	2,979.7	500.0	5,059.2
Receive Float / Pay Fixed	—	540.0	885.9	1,425.9	(150.0)	520.0	666.0	1,036.0	150.0	20.0	219.9	389.9
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	8,000.0	5,327.0	1,527.0	14,854.0	6,270.5	2,327.3	807.0	9,404.8	1,729.5	2,999.7	719.9	5,449.1

Mizuho Corporate Bank
Receive Fixed / Pay Float	1,778.3	7,650.5	3,319.2	12,748.0	(685.7)	280.0	543.7	138.0	2,464.0	7,370.5	2,775.4	12,610.0
Receive Float / Pay Fixed	2,593.2	3,094.4	1,962.7	7,650.5	1,307.7	(208.5)	542.1	1,641.3	1,285.5	3,303.0	1,420.6	6,009.2
Receive Float / Pay Float	159.8	142.3	10.0	312.2	(221.7)	(52.0)	—	(273.8)	381.6	194.4	10.0	586.0
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	4,531.4	10,887.4	5,292.0	20,710.8	400.2	19.4	1,085.9	1,505.6	4,131.2	10,867.9	4,206.0	19,205.2

Mizuho Trust & Banking
Receive Fixed / Pay Float	—	—	—	—	—	—	(170.0)	(170.0)	—	—	170.0	170.0
Receive Float / Pay Fixed	270.0	370.0	85.0	725.0	(20.0)	250.0	85.0	315.0	290.0	120.0	—	410.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	270.0	370.0	85.0	725.0	(20.0)	250.0	(85.0)	145.0	290.0	120.0	170.0	580.0

(Reference)

Deferred Hedge Gains/Losses of Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of September 30, 2008			Change			As of March 31, 2008
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses

	Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	636.8	673.5	(36.6)	(115.2)	(23.0)	(92.1)	752.1	696.6	55.4
Mizuho Bank	82.2	131.6	(49.3)	(11.4)	1.8	(13.2)	93.6	129.8	(36.1)
Mizuho Corporate Bank	507.5	492.9	14.6	(96.5)	(26.8)	(69.6)	604.0	519.7	84.2
Mizuho Trust & Banking	47.1	48.9	(1.8)	(7.3)	1.9	(9.2)	54.4	47.0	7.4

*	Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

3-16

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Projected Benefit Obligation

		(Millions of yen)
Aggregated Figures of the 3 Banks		First Half of Fiscal 2008	Change	First Half of Fiscal 2007
Projected Benefit Obligation (at the beginning of the fiscal year)	(A)	1,099,061	(7,153)	1,106,214
Discount Rate (%)		2.5	—	2.5

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,293,444	(300,196)	1,593,641
Unrecognized Net Obligation	(C)	388,104	366,851	21,253
Unrecognized Actuarial Differences (at the beginning of the fiscal year)		388,104	366,851	21,253
Amount accumulated (amortized) during the period		(30,165)	(19,417)	(10,748)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)	593,340	74,336	519,004
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)	10,852	528	10,323

Mizuho Bank
Projected Benefit Obligation (at the beginning of the fiscal year)	(A)	641,229	(6,480)	647,710
Discount Rate (%)		2.5	—	2.5
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	758,575	(179,851)	938,426
Unrecognized Net Obligation	(C)	263,047	216,248	46,799
Unrecognized Actuarial Differences (at the beginning of the fiscal year)		263,047	216,248	46,799
Amount accumulated (amortized) during the period		(20,065)	(11,653)	(8,411)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)	380,393	42,877	337,515
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)	—	—	—

Mizuho Corporate Bank
Projected Benefit Obligation (at the beginning of the fiscal year)	(A)	335,684	(1,083)	336,767
Discount Rate (%)		2.5	—	2.5

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	404,228	(94,835)	499,063
Unrecognized Net Obligation	(C)	88,586	120,230	(31,644)
Unrecognized Actuarial Differences (at the beginning of the fiscal year)		88,586	120,230	(31,644)
Amount accumulated (amortized) during the period		(6,719)	(6,075)	(643)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)	157,129	26,477	130,652
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)	—	—	—

Mizuho Trust & Banking
Projected Benefit Obligation (at the beginning of the fiscal year)	(A)	122,148	411	121,736
Discount Rate (%)		2.5	—	2.5

Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	130,641	(25,509)	156,150
Unrecognized Net Obligation	(C)	36,471	30,372	6,098
Unrecognized Actuarial Differences (at the beginning of the fiscal year)		36,471	30,372	6,098
Amount accumulated (amortized) during the period		(3,380)	(1,687)	(1,692)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)	55,817	4,980	50,836
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)	10,852	528	10,323

3-17

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

	(Millions of yen)
Aggregated Figures of the 3 Banks	First Half of Fiscal 2008	Change	First Half of Fiscal 2007
Service Cost	(8,008)	(43)	(7,964)
Interest Cost	(13,738)	89	(13,827)
Expected Return on Plan Assets	24,847	(21,434)	46,282
Accumulation (Amortization) of Unrecognized Actuarial Differences	(30,165)	(19,417)	(10,748)
Other	(2,038)	651	(2,690)

Total	(29,102)	(40,154)	11,052

Mizuho Bank
Service Cost	(5,139)	(29)	(5,109)
Interest Cost	(8,015)	81	(8,096)
Expected Return on Plan Assets	11,523	(16,031)	27,555
Accumulation (Amortization) of Unrecognized Actuarial Differences	(20,065)	(11,653)	(8,411)
Other	(1,552)	395	(1,948)

Total	(23,248)	(27,238)	3,989

Mizuho Corporate Bank
Service Cost	(1,797)	4	(1,801)
Interest Cost	(4,196)	13	(4,209)
Expected Return on Plan Assets	10,157	(4,313)	14,470
Accumulation (Amortization) of Unrecognized Actuarial Differences	(6,719)	(6,075)	(643)
Other	(390)	235	(625)

Total	(2,945)	(10,136)	7,190

Mizuho Trust & Banking
Service Cost	(1,072)	(18)	(1,054)
Interest Cost	(1,526)	(5)	(1,521)
Expected Return on Plan Assets	3,166	(1,090)	4,256
Accumulation (Amortization) of Unrecognized Actuarial Differences	(3,380)	(1,687)	(1,692)
Other	(94)	21	(116)

Total	(2,908)	(2,780)	(128)

	(Millions of yen)
Consolidated	First Half of Fiscal 2008	Change	First Half of Fiscal 2007
Projected Benefit Obligation (at the beginning of the fiscal year)	1,171,273	(5,056)	1,176,329
Unrecognized Net Obligation	405,558	368,736	36,822
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	405,558	368,736	36,822
Amount accumulated (amortized) during the period	(31,124)	(19,272)	(11,852)

Income (Expenses) related to Employee Retirement Benefits	(34,497)	(41,108)	6,610

3-18

Mizuho Financial Group, Inc.

9. Capital Adequacy Ratio

Consolidated

Mizuho Financial Group

BIS Standard

	(%, Billions of yen)
	As of September 30, 2008
	(Preliminary)	Change from March 31, 2008	As of March 31, 2008
(1) Capital Adequacy Ratio	11.45	(0.25)	11.70
Tier 1 Capital Ratio	7.36	(0.04)	7.40
(2) Tier 1 Capital	4,747.0	(133.1)	4,880.1
Common Stock and Preferred Stock	1,540.9	—	1,540.9
Capital Surplus	411.2	0.1	411.0
Retained Earnings	1,290.1	(185.6)	1,475.7
Less: Treasury Stock	6.2	3.7	2.5
Less: Dividends (estimate), etc	—	(133.8)	133.8
Less: Unrealized Losses on Other Securities	—	—	—
Foreign Currency Translation Adjustments	(83.5)	(5.1)	(78.3)
Minority Interests in Consolidated Subsidiaries	1,636.4	(96.9)	1,733.4
Preferred Securities Issued by Overseas SPCs	1,461.2	(78.5)	1,539.7
Other	(41.9)	24.3	(66.2)
(3) Tier 2 Capital	2,971.4	(250.3)	3,221.8
Tier 2 Capital Included as Qualifying Capital	2,971.4	(250.3)	3,221.8
45% of Unrealized Gains on Other Securities	56.9	(232.8)	289.7
45% of Revaluation Reserve for Land	113.0	(0.5)	113.6
General Reserve for Possible Losses on Loans, etc	7.0	(0.8)	7.9
Debt Capital, etc	2,794.4	(16.0)	2,810.4
Perpetual Subordinated Debt and Other Debt Capital	681.8	19.7	662.0
Dated Subordinated Debt and Redeemable Preferred Stock	2,112.5	(35.7)	2,148.3
(4) Deductions for Total Risk-based Capital	337.3	(56.3)	393.6
(5) Total Risk-based Capital (2)+(3)-(4)	7,381.2	(327.0)	7,708.3
(6) Risk-weighted Assets	64,464.8	(1,407.9)	65,872.8
Credit Risk Assets	59,136.6	(1,047.2)	60,183.8
On-balance-sheet Items	48,689.8	(298.2)	48,988.0
Off-balance-sheet Items	10,446.7	(749.0)	11,195.8
Market Risk Equivalent Assets	1,753.0	(299.9)	2,052.9
Operational Risk Equivalent Assets	3,575.1	(60.8)	3,636.0
Adjusted Floor Amount	—	—	—

3-19

Mizuho Financial Group, Inc.

Mizuho Bank

Domestic Standard

	(%, Billions of yen)
	As of September 30, 2008		As of March 31, 2008
	(Preliminary)	Change from March 31, 2008
(1) Capital Adequacy Ratio	11.58	(0.39)	11.97
Tier 1 Capital Ratio	6.79	(0.49)	7.28
(2) Tier 1 Capital	1,865.8	(166.5)	2,032.4
(3) Tier 2 Capital	1,379.6	1.0	1,378.6
(4) Deductions for Total Risk-based Capital	61.5	(9.8)	71.3
(5) Total Risk-based Capital (2)+(3)-(4)	3,183.8	(155.7)	3,339.6
(6) Risk-weighted Assets	27,478.9	(409.9)	27,888.8

Mizuho Corporate Bank

BIS Standard

(1) Capital Adequacy Ratio	11.68	(0.49)	12.17
Tier 1 Capital Ratio			8.48
(2) Tier 1 Capital	3,011.4	28.9	2,982.4
(3) Tier 2 Capital	1,437.0	(183.4)	1,620.5
(4) Deductions for Total Risk-based Capital	280.2	(43.8)	324.1
(5) Total Risk-based Capital (2)+(3)-(4)	4,168.1	(110.6)	4,278.8
(6) Risk-weighted Assets	35,685.7	538.4	35,147.3

Mizuho Trust & Banking

BIS Standard

(1) Capital Adequacy Ratio	12.92	(2.95)	15.87
Tier 1 Capital Ratio	7.89	(2.27)	10.16
(2) Tier 1 Capital	301.9	(72.8)	374.8
(3) Tier 2 Capital	198.4	(20.1)	218.6
(4) Deductions for Total Risk-based Capital	6.2	(2.0)	8.2
(5) Total Risk-based Capital (2)+(3)-(4)	494.2	(91.0)	585.2
(6) Risk-weighted Assets	3,823.9	136.5	3,687.3

(Reference)

Mizuho Bank

BIS Standard

(1) Capital Adequacy Ratio	11.51	(0.36)	11.87
Tier 1 Capital Ratio	6.74	(0.48)	7.22
(2) Tier 1 Capital	1,865.8	(166.5)	2,032.4
(3) Tier 2 Capital	1,379.6	1.0	1,378.6
(4) Deductions for Total Risk-based Capital	61.5	(9.8)	71.4
(5) Total Risk-based Capital (2)+(3)-(4)	3,183.8	(155.7)	3,339.6
(6) Risk-weighted Assets	27,650.6	(462.8)	28,113.4

3-20

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

■ The figures below are presented net of partial direct write-offs.

■ Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of September 30, 2008						As of March 31, 2008		As of September 30, 2007
		%	Change from March 31, 2008%		Change from September 30, 2007%			%		%
Loans to Bankrupt Obligors	72,072	0.10	44,302	0.06	40,345	0.05	27,769	0.04	31,726	0.04
Non-Accrual Delinquent Loans	519,918	0.76	85,588	0.10	(116,628)	(0.19)	434,330	0.66	636,547	0.96
Loans Past Due for 3 Months or More	8,282	0.01	(209)	(0.00)	1,505	0.00	8,492	0.01	6,776	0.01
Restructured Loans	525,983	0.77	(169,160)	(0.28)	11,825	(0.00)	695,144	1.05	514,158	0.77

Total	1,126,256	1.66	(39,479)	(0.11)	(62,951)	(0.13)	1,165,736	1.77	1,189,208	1.80

Total Loans	67,590,699	100.00	1,981,994		1,534,230		65,608,705	100.00	66,056,468	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	418,875		(59,441)		(79,958)		478,317		498,834

Trust Account

	As of September 30, 2008						As of March 31, 2008		As of September 30, 2007
		%	Change from March 31, 2008%		Change from September 30, 2007%			%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,147	8.70	(7)	0.80	(4,167)	(7.17)	3,154	7.90	7,314	15.87
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—	—	—	—	—

Total	3,147	8.70	(7)	0.80	(4,167)	(7.17)	3,154	7.90	7,314	15.87

Total Loans	36,148	100.00	(3,756)		(9,913)		39,904	100.00	46,061	100.00

Consolidated + Trust Account

	As of September 30, 2008						As of March 31, 2008		As of September 30, 2007
		%	Change from March 31, 2008%		Change from September 30, 2007%			%		%
Loans to Bankrupt Obligors	72,072	0.10	44,302	0.06	40,345	0.05	27,769	0.04	31,726	0.04
Non-Accrual Delinquent Loans	523,065	0.77	85,581	0.10	(120,795)	(0.20)	437,484	0.66	643,861	0.97
Loans Past Due for 3 Months or More	8,282	0.01	(209)	(0.00)	1,505	0.00	8,492	0.01	6,776	0.01
Restructured Loans	525,983	0.77	(169,160)	(0.28)	11,825	(0.00)	695,144	1.05	514,158	0.77

Total	1,129,404	1.67	(39,486)	(0.11)	(67,119)	(0.14)	1,168,891	1.78	1,196,523	1.81

Total Loans	67,626,848	100.00	1,978,238		1,524,317		65,648,609	100.00	66,102,530	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-21

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of September 30, 2008						As of March 31, 2008		As of September 30, 2007
		%	Change from March 31, 2008%		Change from September 30, 2007%			%		%
Loans to Bankrupt Obligors	68,107	0.10	43,120	0.06	39,581	0.05	24,987	0.03	28,526	0.04
Non-Accrual Delinquent Loans	506,011	0.75	83,465	0.10	(155,144)	(0.24)	422,546	0.64	661,155	0.99
Loans Past Due for 3 Months or More	8,112	0.01	(379)	(0.00)	1,335	0.00	8,492	0.01	6,776	0.01
Restructured Loans	497,613	0.73	(184,225)	(0.29)	(4,231)	(0.02)	681,839	1.03	501,844	0.75

Total	1,079,844	1.60	(58,019)	(0.12)	(118,458)	(0.20)	1,137,864	1.73	1,198,302	1.81

Total Loans	67,413,831	100.00	1,707,163		1,249,493		65,706,668	100.00	66,164,338	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	384,172		(67,931)		(80,013)		452,104		464,186

Mizuho Bank
Loans to Bankrupt Obligors	46,977	0.13	24,705	0.07	22,971	0.06	22,271	0.06	24,005	0.07
Non-Accrual Delinquent Loans	425,181	1.25	60,365	0.16	(1,052)	(0.02)	364,815	1.08	426,234	1.27
Loans Past Due for 3 Months or More	7,748	0.02	(324)	(0.00)	1,899	0.00	8,072	0.02	5,848	0.01
Restructured Loans	287,506	0.84	56,128	0.15	60,891	0.16	231,377	0.68	226,614	0.67

Total	767,413	2.25	140,875	0.40	84,710	0.22	626,537	1.85	682,702	2.03

Total Loans	34,004,534	100.00	258,733		484,958		33,745,801	100.00	33,519,576	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	220,662		37,483		50,841		183,179		169,821

Mizuho Corporate Bank
Loans to Bankrupt Obligors	15,588	0.05	12,982	0.04	12,468	0.04	2,606	0.00	3,120	0.01
Non-Accrual Delinquent Loans	60,938	0.20	14,517	0.04	(157,838)	(0.54)	46,421	0.16	218,776	0.75
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	201,378	0.67	(209,142)	(0.77)	(33,346)	(0.13)	410,521	1.44	234,725	0.80

Total	277,905	0.92	(181,643)	(0.68)	(178,716)	(0.64)	459,548	1.61	456,622	1.56

Total Loans	29,928,662	100.00	1,489,059		832,799		28,439,602	100.00	29,095,862	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	145,796		(118,090)		(115,434)		263,887		261,231

Mizuho Trust & Banking
(Banking Account)
Loans to Bankrupt Obligors	5,541	0.16	5,432	0.15	4,141	0.12	109	0.00	1,400	0.03
Non-Accrual Delinquent Loans	16,744	0.48	8,590	0.25	7,913	0.23	8,154	0.23	8,830	0.25
Loans Past Due for 3 Months or More	364	0.01	(54)	(0.00)	(564)	(0.01)	419	0.01	928	0.02
Restructured Loans	8,727	0.25	(31,212)	(0.89)	(31,775)	(0.90)	39,940	1.14	40,503	1.15

Total	31,378	0.91	(17,244)	(0.48)	(20,285)	(0.56)	48,622	1.39	51,663	1.47

Total Loans	3,444,486	100.00	(36,872)		(58,351)		3,481,359	100.00	3,502,837	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	17,713		12,675		(15,420)		5,037		33,133

(Trust Account)
Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,147	8.70	(7)	0.80	(4,167)	(7.17)	3,154	7.90	7,314	15.87
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—	—	—	—	—

Total	3,147	8.70	(7)	0.80	(4,167)	(7.17)	3,154	7.90	7,314	15.87

Total Loans	36,148	100.00	(3,756)		(9,913)		39,904	100.00	46,061	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-22

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of September 30, 2008			As of March 31, 2008	As of September 30, 2007
		Change from March 31, 2008	Change from September 30, 2007
Reserves for Possible Losses on Loans	687,701	3,235	(94,952)	684,465	782,653
General Reserve for Possible Losses on Loans	483,913	(27,043)	36,716	510,956	447,196
Specific Reserve for Possible Losses on Loans	203,763	30,339	(131,541)	173,423	335,304
Reserve for Possible Losses on Loans to Restructuring Countries	24	(60)	(128)	84	152

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	468,518	(47,290)	(64,446)	515,809	532,965

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of September 30, 2008			As of March 31, 2008	As of September 30, 2007
		Change from March 31, 2008	Change from September 30, 2007
Reserves for Possible Losses on Loans	590,306	1,251	(86,639)	589,054	676,945
General Reserve for Possible Losses on Loans	452,629	(19,548)	57,620	472,177	395,009
Specific Reserve for Possible Losses on Loans	137,652	20,859	(144,131)	116,792	281,783
Reserve for Possible Losses on Loans to Restructuring Countries	24	(60)	(128)	84	152

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	432,384	(55,980)	(64,656)	488,365	497,041

Mizuho Bank
Reserves for Possible Losses on Loans	389,332	41,718	21,076	347,614	368,256
General Reserve for Possible Losses on Loans	295,236	35,015	57,156	260,220	238,080
Specific Reserve for Possible Losses on Loans	94,096	6,702	(36,079)	87,393	130,176
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—	—	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	251,942	47,413	62,914	204,529	189,028

Mizuho Corporate Bank
Reserves for Possible Losses on Loans	180,848	(35,960)	(103,359)	216,809	284,208
General Reserve for Possible Losses on Loans	140,797	(49,185)	5,403	189,982	135,393
Specific Reserve for Possible Losses on Loans	40,026	13,284	(108,634)	26,742	148,661
Reserve for Possible Losses on Loans to Restructuring Countries	24	(60)	(128)	84	152

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	158,795	(116,679)	(115,764)	275,474	274,560

Mizuho Trust & Banking
Reserves for Possible Losses on Loans	20,124	(4,505)	(4,356)	24,630	24,481
General Reserve for Possible Losses on Loans	16,595	(5,378)	(4,939)	21,974	21,535
Specific Reserve for Possible Losses on Loans	3,528	872	582	2,655	2,946
Reserve for Possible Losses on Loans to Restructuring Countries	0	0	(0)	0	0

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	21,647	13,285	(11,805)	8,361	33,452

3-23

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of September 30, 2008			As of March 31, 2008	As of September 30, 2007
		Change from March 31, 2008	Change from September 30, 2007
Mizuho Financial Group	61.06	2.34	(4.75)	58.71	65.81

*	Above figures are presented net of partial direct write-offs.

Non-Consolidated

	(%)
	As of September 30, 2008			As of March 31, 2008	As of September 30, 2007
		Change from March 31, 2008	Change from September 30, 2007
Total	54.82	2.91	(2.01)	51.91	56.83
Mizuho Bank	50.73	(4.74)	(3.20)	55.48	53.94
Mizuho Corporate Bank	65.07	17.89	2.83	47.17	62.24
Mizuho Trust & Banking (Banking Account)	64.13	13.47	16.74	50.65	47.38

*	Above figures are presented net of partial direct write-offs.

3-24

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

Consolidated

	(Millions of yen)
	As of September 30, 2008			As of March 31, 2008	As of September 30, 2007
		Change from March 31, 2008	Change from September 30, 2007
Claims against Bankrupt and Substantially Bankrupt Obligors	225,646	71,352	79,123	154,294	146,523
Claims with Collection Risk	437,639	58,261	(163,255)	379,378	600,894
Claims for Special Attention	534,376	(169,389)	13,311	703,765	521,065

Total	1,197,662	(39,775)	(70,820)	1,237,437	1,268,482

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	464,790	(37,238)	(56,020)	502,028	520,810

Trust Account

	As of September 30, 2008			As of March 31, 2008	As of September 30, 2007
		Change from March 31, 2008	Change from September 30, 2007
Claims against Bankrupt and Substantially Bankrupt Obligors	6	(0)	6	6	—
Claims with Collection Risk	3,141	(7)	(4,173)	3,148	7,314
Claims for Special Attention	—	—	—	—	—

Total	3,147	(7)	(4,167)	3,154	7,314

Consolidated + Trust Account

	As of September 30, 2008			As of March 31, 2008	As of September 30, 2007
		Change from March 31, 2008	Change from September 30, 2007
Claims against Bankrupt and Substantially Bankrupt Obligors	225,652	71,352	79,129	154,300	146,523
Claims with Collection Risk	440,780	58,254	(167,428)	382,526	608,209
Claims for Special Attention	534,376	(169,389)	13,311	703,765	521,065

Total	1,200,809	(39,783)	(74,987)	1,240,592	1,275,797

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-25

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of September 30, 2008						As of March 31, 2008		As of September 30, 2007
		%	Change from March 31, 2008%		Change from September 30, 2007%			%		%
Claims against Bankrupt and Substantially Bankrupt Obligors	205,304	0.26	68,000	0.08	44,245	0.05	137,303	0.18	161,058	0.21
Claims with Collection Risk	434,729	0.57	59,224	0.06	(164,248)	(0.22)	375,504	0.50	598,978	0.79
Claims for Special Attention	505,835	0.66	(184,624)	(0.26)	(2,915)	(0.01)	690,460	0.92	508,751	0.67
Sub-total	1,145,869	1.50	(57,399)	(0.11)	(122,918)	(0.18)	1,203,268	1.61	1,268,787	1.69
Normal Claims	74,959,457	98.49	1,802,305	0.11	1,268,820	0.18	73,157,151	98.38	73,690,636	98.30

Total	76,105,326	100.00	1,744,906		1,145,902		74,360,420	100.00	74,959,424	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	429,216		(45,890)		(56,206)		475,106		485,422

Mizuho Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	148,766	0.40	49,169	0.13	34,927	0.09	99,597	0.27	113,838	0.31
Claims with Collection Risk	348,779	0.94	37,002	0.09	(14,610)	(0.04)	311,776	0.85	363,389	0.99
Claims for Special Attention	295,254	0.80	55,803	0.15	62,791	0.16	239,450	0.65	232,462	0.63
Sub-total	792,800	2.15	141,976	0.38	83,108	0.21	650,823	1.77	709,691	1.94
Normal Claims	35,949,165	97.84	(56,736)	(0.38)	103,707	(0.21)	36,005,902	98.22	35,845,458	98.05

Total	36,741,965	100.00	85,239		186,815		36,656,726	100.00	36,555,150	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	251,938		47,416		62,915		204,521		189,022

Mizuho Corporate Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	21,796	0.06	13,446	0.03	4,527	0.01	8,350	0.02	17,269	0.04
Claims with Collection Risk	67,581	0.18	14,163	0.03	(151,814)	(0.44)	53,417	0.15	219,395	0.63
Claims for Special Attention	201,378	0.56	(209,142)	(0.64)	(33,346)	(0.11)	410,521	1.20	234,725	0.67
Sub-total	290,757	0.81	(181,532)	(0.57)	(180,633)	(0.54)	472,289	1.38	471,390	1.35
Normal Claims	35,477,409	99.18	1,882,380	0.57	1,208,702	0.54	33,595,028	98.61	34,268,706	98.64

Total	35,768,166	100.00	1,700,848		1,028,069		34,067,317	100.00	34,740,096	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	158,782		(106,583)		(104,302)		265,366		263,084

Mizuho Trust & Banking
(Banking Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	34,734	0.97	5,384	0.15	4,784	0.14	29,349	0.81	29,950	0.82
Claims with Collection Risk	15,227	0.42	8,065	0.22	6,349	0.18	7,162	0.19	8,878	0.24
Claims for Special Attention	9,202	0.25	(31,286)	(0.86)	(32,360)	(0.89)	40,488	1.12	41,562	1.14
Sub-total	59,164	1.66	(17,835)	(0.47)	(21,226)	(0.55)	77,000	2.14	80,391	2.22
Normal Claims	3,499,881	98.33	(19,589)	0.47	(37,842)	0.55	3,519,471	97.85	3,537,724	97.77

Total	3,559,046	100.00	(37,425)		(59,069)		3,596,472	100.00	3,618,115	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	18,494		13,276		(14,819)		5,218		33,314

(Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	6	0.01	(0)	0.00	6	0.01	6	0.01	—	—
Claims with Collection Risk	3,141	8.68	(7)	0.79	(4,173)	(7.19)	3,148	7.88	7,314	15.87
Claims for Special Attention	—	—	—	—	—	—	—	—	—	—
Sub-total	3,147	8.70	(7)	0.80	(4,167)	(7.17)	3,154	7.90	7,314	15.87
Normal Claims	33,001	91.29	(3,748)	(0.80)	(5,746)	7.17	36,749	92.09	38,747	84.12

Total	36,148	100.00	(3,756)		(9,913)		39,904	100.00	46,061	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	Reserve for Indemnification of Impairment and Reserve for Possible Losses on Entrusted Loans ( ¥527 million, ¥691million and ¥959 million for September 30, 2008, March 31, 2008 and September 30, 2007, respectively) are not included in the above figures for Trust Account.

3-26

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRL

Non-Consolidated

(1) Disclosed Claims under the FRL and Coverage Amount

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2008			As of March 31, 2008	As of September 30, 2007
		Change from March 31, 2008	Change from September 30, 2007
Claims against Bankrupt and Substantially Bankrupt Obligors	205.2	68.0	44.2	137.2	161.0
Collateral, Guarantees, and equivalent	183.1	65.1	41.7	118.0	141.3
Reserve for Possible Losses	22.1	2.8	2.4	19.2	19.6
Claims with Collection Risk	431.5	59.2	(160.0)	372.3	591.6
Collateral, Guarantees, and equivalent	240.9	22.3	5.6	218.5	235.3
Reserve for Possible Losses	123.9	16.4	(148.1)	107.5	272.1
Claims for Special Attention	505.8	(184.6)	(2.9)	690.4	508.7
Collateral, Guarantees, and equivalent	141.0	13.0	32.2	127.9	108.7
Reserve for Possible Losses	99.1	(79.0)	(32.4)	178.2	131.6

Total	1,142.7	(57.3)	(118.7)	1,200.1	1,261.4
Collateral, Guarantees, and equivalent	565.0	100.4	79.6	464.5	485.4
Reserve for Possible Losses	245.3	(59.7)	(178.1)	305.0	423.4

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	148.7	49.1	34.9	99.5	113.8
Collateral, Guarantees, and equivalent	141.8	47.7	32.0	94.1	109.8
Reserve for Possible Losses	6.9	1.4	2.9	5.4	3.9
Claims with Collection Risk	348.7	37.0	(14.6)	311.7	363.3
Collateral, Guarantees, and equivalent	212.4	21.6	18.8	190.8	193.6
Reserve for Possible Losses	87.1	5.3	(38.8)	81.8	126.0
Claims for Special Attention	295.2	55.8	62.7	239.4	232.4
Collateral, Guarantees, and equivalent	93.1	20.8	21.2	72.2	71.8
Reserve for Possible Losses	49.9	10.1	9.6	39.7	40.2

Total	792.8	141.9	83.1	650.8	709.6
Collateral, Guarantees, and equivalent	447.4	90.1	72.1	357.2	375.3
Reserve for Possible Losses	144.0	17.0	(26.3)	127.0	170.3

Mizuho Corporate Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	21.7	13.4	4.5	8.3	17.2
Collateral, Guarantees, and equivalent	18.7	12.0	5.6	6.6	13.0
Reserve for Possible Losses	3.0	1.3	(1.0)	1.7	4.1
Claims with Collection Risk	67.5	14.1	(151.8)	53.4	219.3
Collateral, Guarantees, and equivalent	17.6	(5.8)	(19.0)	23.4	36.6
Reserve for Possible Losses	33.9	10.2	(109.5)	23.7	143.4
Claims for Special Attention	201.3	(209.1)	(33.3)	410.5	234.7
Collateral, Guarantees, and equivalent	44.1	(3.6)	15.9	47.8	28.2
Reserve for Possible Losses	47.8	(79.0)	(30.8)	126.9	78.6

Total	290.7	(181.5)	(180.6)	472.2	471.3
Collateral, Guarantees, and equivalent	80.5	2.5	2.4	77.9	78.0
Reserve for Possible Losses	84.9	(67.4)	(141.4)	152.3	226.3

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	34.7	5.3	4.7	29.3	29.9
Collateral, Guarantees, and equivalent	22.5	5.3	4.1	17.2	18.4
Reserve for Possible Losses	12.1	0.0	0.6	12.1	11.5
Claims with Collection Risk	15.2	8.0	6.3	7.1	8.8
Collateral, Guarantees, and equivalent	10.8	6.5	5.8	4.2	5.0
Reserve for Possible Losses	2.7	0.8	0.2	1.9	2.5
Claims for Special Attention	9.2	(31.2)	(32.3)	40.4	41.5
Collateral, Guarantees, and equivalent	3.6	(4.1)	(4.9)	7.8	8.6
Reserve for Possible Losses	1.4	(10.1)	(11.2)	11.6	12.6

Total	59.1	(17.8)	(21.2)	77.0	80.3
Collateral, Guarantees, and equivalent	37.1	7.7	4.9	29.3	32.1
Reserve for Possible Losses	16.3	(9.3)	(10.3)	25.6	26.7

(Reference) Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	0.0	(0.0)	0.0	0.0	—
Collateral, Guarantees, and equivalent	0.0	(0.0)	0.0	0.0	—
Claims with Collection Risk	3.1	(0.0)	(4.1)	3.1	7.3
Collateral, Guarantees, and equivalent	3.1	(0.0)	(4.1)	3.1	7.3
Claims for Special Attention	—	—	—	—	—
Collateral, Guarantees, and equivalent	—	—	—	—	—

Total	3.1	(0.0)	(4.1)	3.1	7.3
Collateral, Guarantees, and equivalent	3.1	(0.0)	(4.1)	3.1	7.3

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-27

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2008			As of March 31, 2008	As of September 30, 2007
		Change from March 31, 2008	Change from September 30, 2007
Coverage Amount	810.3	40.7	(98.5)	769.6	908.9
Reserves for Possible Losses on Loans	245.3	(59.7)	(178.1)	305.0	423.4
Collateral, Guarantees, and equivalent	565.0	100.4	79.6	464.5	485.4

					(%)
Coverage Ratio	70.9	6.7	(1.1)	64.1	72.0
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	84.5	(3.0)	(1.2)	87.5	85.7
Claims for Special Attention	47.4	3.1	0.2	44.3	47.2
Claims against Special Attention Obligors	48.2	1.0	(0.9)	47.2	49.2

Reserve Ratio against Non-collateralized Claims					(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	65.0	(4.9)	(11.3)	69.9	76.3
Claims for Special Attention	27.1	(4.5)	(5.7)	31.6	32.9
Claims against Special Attention Obligors	27.0	(4.5)	(4.9)	31.5	32.0

(Reference) Reserve Ratio					(%)
Claims against Special Attention Obligors	19.20	(5.17)	(4.74)	24.38	23.94
Claims against Watch Obligors excluding Special Attention Obligors	6.11	0.76	0.85	5.35	5.26
Claims against Normal Obligors	0.13	0.01	0.02	0.11	0.10

Mizuho Bank					(Billions of yen)

Coverage Amount	591.4	107.2	45.8	484.2	545.6
Reserves for Possible Losses on Loans	144.0	17.0	(26.3)	127.0	170.3
Collateral, Guarantees, and equivalent	447.4	90.1	72.1	357.2	375.3

					(%)
Coverage Ratio	74.6	0.1	(2.2)	74.4	76.8
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	85.9	(1.5)	(2.0)	87.4	87.9
Claims for Special Attention	48.4	1.6	0.2	46.7	48.2
Claims against Special Attention Obligors	47.8	(2.1)	(1.5)	49.9	49.4

Reserve Ratio against Non-collateralized Claims					(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	63.9	(3.7)	(10.2)	67.6	74.2
Claims for Special Attention	24.7	0.9	(0.3)	23.7	25.0
Claims against Special Attention Obligors	24.7	(1.0)	(0.7)	25.8	25.5

(Reference) Reserve Ratio					(%)
Claims against Special Attention Obligors	17.16	(0.27)	(0.18)	17.44	17.34
Claims against Watch Obligors excluding Special Attention Obligors	6.36	0.49	0.72	5.87	5.63
Claims against Normal Obligors	0.19	0.02	0.03	0.17	0.15

Mizuho Corporate Bank					(Billions of yen)

Coverage Amount	165.4	(64.9)	(138.9)	230.3	304.3
Reserves for Possible Losses on Loans	84.9	(67.4)	(141.4)	152.3	226.3
Collateral, Guarantees, and equivalent	80.5	2.5	2.4	77.9	78.0

					(%)
Coverage Ratio	56.8	8.1	(7.6)	48.7	64.5
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	76.3	(12.0)	(5.7)	88.4	82.1
Claims for Special Attention	45.6	3.1	0.1	42.5	45.5
Claims against Special Attention Obligors	48.6	4.0	0.1	44.5	48.4

Reserve Ratio against Non-collateralized Claims					(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	68.0	(11.2)	(10.5)	79.3	78.5
Claims for Special Attention	30.4	(4.5)	(7.6)	34.9	38.1
Claims against Special Attention Obligors	31.1	(4.1)	(6.9)	35.3	38.0

(Reference) Reserve Ratio					(%)
Claims against Special Attention Obligors	23.24	(7.01)	(8.45)	30.25	31.69
Claims against Watch Obligors excluding Special Attention Obligors	5.66	1.41	1.26	4.24	4.39
Claims against Normal Obligors	0.06	0.01	0.01	0.05	0.05

3-28

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of September 30, 2008			As of March 31, 2008	As of September 30, 2007
		Change from March 31, 2008	Change from September 30, 2007
Coverage Amount	53.4	(1.5)	(5.3)	55.0	58.8
Reserves for Possible Losses on Loans	16.3	(9.3)	(10.3)	25.6	26.7
Collateral, Guarantees, and equivalent	37.1	7.7	4.9	29.3	32.1

					(%)
Coverage Ratio	90.4	18.9	17.1	71.5	73.2
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	89.4	2.8	3.9	86.6	85.4
Claims for Special Attention	55.8	7.6	4.4	48.1	51.3
Claims against Special Attention Obligors	57.6	8.7	5.4	48.9	52.2

Reserve Ratio against Non-collateralized Claims					(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	63.3	(3.6)	(3.1)	67.0	66.4
Claims for Special Attention	26.1	(9.4)	(12.4)	35.6	38.5
Claims against Special Attention Obligors	26.9	(8.7)	(11.7)	35.7	38.7

(Reference) Reserve Ratio					(%)
Claims against Special Attention Obligors	15.63	(12.81)	(14.56)	28.45	30.20
Claims against Watch Obligors excluding Special Attention Obligors	5.67	1.39	1.50	4.27	4.16
Claims against Normal Obligors	0.11	0.01	0.03	0.10	0.08

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Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account)

Note 1	Claims for Special Attention is denoted on an individual loans basis.
Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

Note 2	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRL represents the amount of claims other than loans included in Disclosed Claims under the FRL.

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Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

1. Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk

(under the FRL)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2005		Fiscal 2006		Fiscal 2007		Fiscal 2008
	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007	As of September 30, 2007	As of March 31, 2008	As of September 30, 2008
							Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures of the 3 Banks	Change from March 31, 2008
Claims against Bankrupt and Substantially Bankrupt Obligors	2,350.1	114.6	88.4	56.4	51.7	34.5	22.9	6.0	0.2	29.2	(5.3)
Claims with Collection Risk	7,344.8	220.6	166.8	114.4	90.2	65.4	39.0	16.5	0.6	56.2	(9.1)
Amount Categorized as above up to First Half of Fiscal 2005	9,695.0	335.3	255.2	170.9	142.0	99.9	61.9	22.6	0.9	85.4	(14.4)
of which the amount which was in the process of being removed from the balance sheet	1,020.7	70.0	74.1	44.0	36.6	24.1	17.5	1.9	0.2	19.6	(4.4)
Claims against Bankrupt and Substantially Bankrupt Obligors		16.2	9.7	8.3	4.9	3.6	2.0	1.0	—	3.1	(0.5)
Claims with Collection Risk		134.5	72.7	48.1	38.0	21.2	18.1	—	0.5	18.6	(2.5)
Amount Newly Categorized as above during the Second Half of Fiscal 2005		150.8	82.4	56.4	43.0	24.9	20.2	1.0	0.5	21.8	(3.1)
of which the amount which was in the process of being removed from the balance sheet		14.4	8.5	5.4	3.7	2.6	2.0	—	—	2.0	(0.6)
Claims against Bankrupt and Substantially Bankrupt Obligors			16.6	38.3	34.0	33.1	3.4	—	27.7	31.1	(1.9)
Claims with Collection Risk			106.1	49.6	30.9	17.0	8.8	1.7	3.0	13.7	(3.3)
Amount Newly Categorized as above during the First Half of Fiscal 2006			122.8	88.0	64.9	50.2	12.2	1.7	30.8	44.8	(5.3)
of which the amount which was in the process of being removed from the balance sheet			12.2	10.2	6.0	5.2	3.1	—	0.1	3.2	(2.0)
Claims against Bankrupt and Substantially Bankrupt Obligors				19.1	12.4	8.8	7.0	—	0.2	7.3	(1.5)
Claims with Collection Risk				386.1	65.3	39.9	28.4	—	0.5	29.0	(10.9)
Amount Newly Categorized as above during the Second Half of Fiscal 2006				405.3	77.8	48.8	35.5	—	0.7	36.3	(12.4)
of which the amount which was in the process of being removed from the balance sheet				17.9	12.4	8.8	7.0	—	0.2	7.2	(1.5)
Claims against Bankrupt and Substantially Bankrupt Obligors					57.9	22.2	17.6	—	0.0	17.7	(4.5)
Claims with Collection Risk					374.3	69.6	44.7	0.0	0.3	45.1	(24.4)
Amount Newly Categorized as above during the First Half of Fiscal 2007					432.2	91.9	62.3	0.0	0.4	62.9	(28.9)
of which the amount which was in the process of being removed from the balance sheet					26.4	17.7	15.1	—	0.0	15.2	(2.5)
Claims against Bankrupt and Substantially Bankrupt Obligors						34.7	29.2	6.8	0.1	36.2	1.4
Claims with Collection Risk						162.1	71.6	7.6	2.8	82.1	(80.0)
Amount Newly Categorized as above during the Second Half of Fiscal 2007						196.9	100.9	14.4	3.0	118.3	(78.5)
of which the amount which was in the process of being removed from the balance sheet						31.2	24.1	6.8	0.1	31.1	(0.0)
Claims against Bankrupt and Substantially Bankrupt Obligors							66.3	7.8	6.2	80.4	80.4
Claims with Collection Risk							137.8	41.5	10.3	189.7	189.7
Amount Newly Categorized as above during the First Half of Fiscal 2008							204.1	49.4	16.5	270.1	270.1
of which the amount which was in the process of being removed from the balance sheet							62.5	7.4	5.7	75.7	75.7
Claims against Bankrupt and Substantially Bankrupt Obligors		130.8	114.8	122.2	161.0	137.3	148.7	21.7	34.7	205.3	68.0
Claims with Collection Risk		355.2	345.7	598.4	598.9	375.5	348.7	67.5	18.3	434.7	59.2

Total		486.1	460.5	720.7	760.0	512.8	497.5	89.3	53.1	640.0	127.2
of which the amount which was in the process of being removed from the balance sheet		84.4	94.9	77.7	85.4	89.9	131.5	16.2	6.5	154.3	64.3

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	Bold denotes newly categorized amounts.

2. Progress in Removal of NPLs from the Balance Sheet (Accumulated Removal Amount and Removal Ratio)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

			(Billions of yen)	(%)	(%)
	Amount Newly Categorized	Balance as of September 30, 2008	Accumulated Removal Amount	Accumulated Removal Ratio	Modified Accumulated Removal Ratio*
Up to First Half of Fiscal 2005	9,695.0	85.4	9,609.5	99.1	99.3
Second Half of Fiscal 2005	150.8	21.8	129.0	85.5	86.9
First Half of Fiscal 2006	122.8	44.8	77.9	63.4	66.0
Second Half of Fiscal 2006	405.3	36.3	368.9	91.0	92.8
First Half of Fiscal 2007	432.2	62.9	369.2	85.4	88.9
Second Half of Fiscal 2007	196.9	118.3	78.5	39.8	55.7
First Half of Fiscal 2008	270.1	270.1

Total	11,273.3	640.0	10,633.3

*	Modified accumulated removal ratios are based on the accumulated removal amount including the amount which was in the process of being removed from the balance sheet.

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Mizuho Financial Group, Inc.

3. Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the First Half of Fiscal 2008

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Newly Categorized						Amount Removed from B/S in the First Half of Fiscal 2008
	Fiscal 2005		Fiscal 2006		Fiscal 2007
	Up to First Half	Second Half	First Half	Second Half	First Half	Second Half
Liquidation	(137.9)	(0.2)	(0.1)	(1.9)	(1.7)	(0.0)	(142.1)
Restructuring	(0.7)	(0.4)	—	(0.6)	(0.0)	—	(1.8)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	(3.7)	(0.3)	(1.3)	(5.9)	(7.7)	(0.2)	(19.4)
Direct Write-off	143.8	0.9	0.5	3.4	1.5	(15.0)	135.4
Other	(15.9)	(3.0)	(4.4)	(7.4)	(20.8)	(63.1)	(114.9)
Debt recovery	(13.0)	(1.6)	(2.4)	(4.0)	(13.9)	(42.3)	(77.5)
Improvement in Business Performance	(2.8)	(1.4)	(1.9)	(3.3)	(6.8)	(20.8)	(37.3)

Total	(14.4)	(3.1)	(5.3)	(12.4)	(28.9)	(78.5)	(142.9)

Mizuho Bank
Liquidation	(0.1)	(0.2)	(0.1)	(1.9)	(1.7)	(0.0)	(4.3)
Restructuring	(0.1)	(0.4)	—	(0.6)	(0.0)	(0.0)	(1.2)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	(3.7)	(0.3)	(1.3)	(5.9)	(7.7)	(0.2)	(19.4)
Direct Write-off	3.0	0.9	0.5	3.9	1.5	(16.2)	(6.0)
Other	(8.4)	(3.0)	(4.2)	(6.8)	(20.5)	(43.8)	(87.0)
Debt recovery	(5.6)	(1.6)	(2.2)	(3.8)	(13.6)	(33.3)	(60.4)
Improvement in Business Performance	(2.8)	(1.3)	(1.9)	(2.9)	(6.8)	(10.5)	(26.6)

Total	(9.4)	(3.0)	(5.0)	(11.4)	(28.5)	(60.4)	(118.0)

Mizuho Corporate Bank
Liquidation	(137.8)	—	—	—	—	—	(137.8)
Restructuring	(0.5)	—	—	—	—	—	(0.5)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	—	—	—	—	—	—	—
Direct Write-off	140.7	(0.0)	—	0.1	(0.1)	1.1	141.9
Other	(7.4)	0.0	(0.1)	(0.4)	(0.2)	(17.1)	(25.3)
Debt recovery	(7.4)	0.0	(0.1)	(0.1)	(0.2)	(6.8)	(14.7)
Improvement in Business Performance	—	—	—	(0.3)	—	(10.2)	(10.6)

Total	(5.0)	0.0	(0.1)	(0.3)	(0.3)	(15.9)	(21.8)

Mizuho Trust & Banking (Banking Account + Trust Account)
Liquidation	—	—	—	—	—	—	—
Restructuring	(0.0)	—	—	—	(0.0)	—	(0.1)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	—	—	—	—	—	—	—
Direct Write-off	0.0	—	—	(0.6)	0.0	(0.0)	(0.4)
Other	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)	(2.1)	(2.4)
Debt recovery	(0.0)	(0.0)	(0.0)	(0.0)	(0.1)	(2.1)	(2.3)
Improvement in Business Performance	—	(0.0)	—	(0.0)	(0.0)	(0.0)	(0.1)

Total	(0.0)	(0.0)	(0.0)	(0.6)	(0.1)	(2.1)	(3.1)

(Reference) Breakdown of Accumulated Amount Removed from the Balance Sheet

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Billions of yen)
	Amount Removed						Accumulated Removed Amount from B/S since Second Half of Fiscal 2000
	Up to Second Half of Fiscal 2005*	In First Half of Fiscal 2006	In Second Half of Fiscal 2006	In First Half of Fiscal 2007	In Second Half of Fiscal 2007	In First Half of Fiscal 2008
Liquidation	(1,369.4)	(6.3)	(6.9)	(30.0)	(35.8)	(142.1)	(1,590.7)
Restructuring	(1,668.4)	(104.7)	(55.5)	(11.0)	(2.6)	(1.8)	(1,844.4)
Improvement in Business Performance due to Restructuring	(179.4)	(0.0)	(1.0)	(1.0)	(0.0)	—	(181.7)
Loan Sales	(4,123.3)	(34.4)	(38.0)	(26.2)	(60.9)	(19.4)	(4,302.3)
Direct Write-off	2,937.6	155.4	81.0	46.5	27.8	135.4	3,383.9
Other	(4,956.6)	(158.2)	(124.5)	(371.0)	(372.5)	(114.9)	(6,097.8)
Debt recovery		(113.8)	(67.7)	(67.9)	(138.8)	(77.5)
Improvement in Business Performance		(44.3)	(56.8)	(303.0)	(233.6)	(37.3)

Total	(9,359.7)	(148.4)	(145.1)	(392.9)	(444.1)	(142.9)	(10,633.3)

*	From the Second Half of Fiscal 2000 to the Second Half of Fiscal 2005.

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Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2008						As of March 31, 2008		As of September 30, 2007
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change from March 31, 2008		Change from September 30, 2007		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	60,331.3	1,004.0	1,219.9	(96.3)	1,060.9	(153.0)	59,111.4	1,100.4	59,270.4	1,157.1
Manufacturing	7,318.9	143.5	220.4	27.9	45.2	40.9	7,098.4	115.5	7,273.6	102.5
Agriculture	33.1	0.9	0.0	0.6	(2.2)	0.8	33.0	0.3	35.3	0.0
Forestry	0.8	—	(0.0)	—	(0.1)	—	0.8	—	0.9	—
Fishery	2.9	0.1	1.1	0.0	0.6	0.0	1.8	0.1	2.3	0.1
Mining	94.1	0.0	(7.0)	—	(37.3)	(0.1)	101.2	0.0	131.4	0.1
Construction	1,294.8	68.3	(36.4)	15.1	(53.8)	22.6	1,331.2	53.2	1,348.6	45.7
Utilities	824.9	2.6	150.7	2.6	162.1	2.2	674.1	0.0	662.8	0.3
Communication	1,905.9	20.8	(32.8)	11.7	(66.3)	6.6	1,938.7	9.1	1,972.3	14.2
Transportation	2,757.2	115.3	79.0	1.5	159.0	(21.1)	2,678.2	113.7	2,598.1	136.4
Wholesale & Retail	5,554.6	154.4	(37.6)	(57.3)	(139.9)	(57.1)	5,592.3	211.8	5,694.5	211.6
Finance & Insurance	6,423.6	16.4	(196.3)	(161.1)	25.6	(200.1)	6,619.9	177.5	6,397.9	216.5
Real Estate	6,632.4	162.4	124.3	62.4	76.3	70.5	6,508.0	100.0	6,556.0	91.8
Service Industries	7,175.3	177.9	73.4	(8.3)	(265.3)	(25.6)	7,101.8	186.2	7,440.7	203.6
Local Governments	465.1	3.0	31.2	(0.0)	78.5	(0.8)	433.9	3.0	386.5	3.8
Governments	6,128.1	—	787.9	—	1,085.3	—	5,340.1	—	5,042.7	—
Other	13,719.0	137.8	61.8	8.4	(6.9)	8.0	13,657.1	129.4	13,725.9	129.8
Overseas Total (including Loans Booked Offshore)	9,392.4	75.8	446.2	38.3	170.9	34.6	8,946.1	37.4	9,221.4	41.1
Governments	323.1	—	(19.6)	(0.0)	76.0	(0.0)	342.7	0.0	247.1	0.0
Financial Institutions	2,408.1	2.8	154.3	2.8	(287.6)	(12.4)	2,253.8	—	2,695.8	15.3
Other	6,661.0	72.9	311.6	35.5	382.5	47.2	6,349.4	37.3	6,278.4	25.7

Total	69,723.7	1,079.8	1,666.2	(58.0)	1,231.8	(118.4)	68,057.5	1,137.8	68,491.9	1,198.3

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of September 30, 2008: ¥720.0 billion (from MHBK ¥360.0 billion; from MHCB ¥360.0 billion)

As of March 31, 2008: ¥1,000.0 billion (from MHBK ¥500.0 billion; from MHCB ¥500.0 billion)

As of September 30, 2007: ¥1,130.0 billion (from MHBK ¥565.0 billion; from MHCB ¥565.0 billion)

*	Amounts of Outstanding Balances are aggregated figures of banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

	(Billions of yen)
	As of September 30, 2008						As of March 31, 2008		As of September 30, 2007
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change from March 31, 2008		Change from September 30, 2007		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	34,004.5	767.4	258.7	140.8	484.9	84.7	33,745.8	626.5	33,519.5	682.7
Manufacturing	3,097.9	106.6	(29.2)	20.6	(34.6)	25.2	3,127.2	85.9	3,132.5	81.4
Agriculture	32.2	0.9	0.1	0.6	(2.0)	0.8	32.0	0.3	34.3	0.0
Forestry	0.8	—	(0.0)	—	(0.1)	—	0.8	—	0.9	—
Fishery	1.7	0.1	(0.0)	0.0	(0.1)	0.0	1.7	0.1	1.9	0.1
Mining	7.3	0.0	(0.1)	—	(1.1)	(0.1)	7.5	0.0	8.5	0.1
Construction	640.9	55.9	(80.6)	22.0	(73.6)	24.1	721.6	33.8	714.5	31.7
Utilities	90.8	0.6	20.6	0.6	9.1	0.6	70.1	0.0	81.7	0.0
Communication	335.5	19.8	(32.1)	11.3	(40.1)	12.2	367.7	8.5	375.6	7.6
Transportation	1,001.2	27.8	34.1	8.8	30.4	(6.5)	967.0	19.0	970.7	34.3
Wholesale & Retail	3,908.8	141.2	2.1	16.5	(127.3)	15.6	3,906.7	124.6	4,036.1	125.5
Finance & Insurance	1,851.8	8.7	(262.4)	(1.2)	(258.0)	(49.8)	2,114.2	9.9	2,109.8	58.5
Real Estate	3,078.7	145.9	(175.4)	56.3	(378.6)	66.6	3,254.2	89.5	3,457.4	79.2
Service Industries	2,945.3	128.4	(151.5)	(2.7)	(334.0)	(14.7)	3,096.9	131.1	3,279.4	143.1
Local Governments	356.7	—	29.3	—	70.7	—	327.3	—	285.9	—
Governments	4,997.1	—	832.9	—	1,502.6	—	4,164.1	—	3,494.4	—
Other	11,657.0	131.0	71.0	7.7	121.9	10.6	11,585.9	123.2	11,535.1	120.4
Overseas Total (including Loans Booked Offshore)	—	—	—	—	—	—	—	—	—	—
Governments	—	—	—	—	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—

Total	34,004.5	767.4	258.7	140.8	484.9	84.7	33,745.8	626.5	33,519.5	682.7

Mizuho Corporate Bank
Domestic Total (excluding Loans Booked Offshore)	20,550.4	202.0	1,042.6	(220.0)	661.4	(213.3)	19,507.7	422.1	19,888.9	415.4
Manufacturing	3,707.1	36.0	208.4	6.6	33.6	16.7	3,498.7	29.3	3,673.5	19.2
Agriculture	0.7	—	(0.2)	—	(0.2)	—	0.9	—	0.9	—
Forestry	—	—	—	—	—	—	—	—	—	—
Fishery	0.2	—	0.2	—	(0.1)	—	0.0	—	0.4	—
Mining	81.5	—	(6.8)	—	(35.1)	—	88.4	—	116.6	—
Construction	505.8	11.9	34.0	(6.0)	16.4	(1.8)	471.8	17.9	489.4	13.8
Utilities	640.0	1.9	134.4	1.9	153.6	1.6	505.5	—	486.3	0.3
Communication	298.3	0.5	35.7	(0.0)	40.4	(6.0)	262.6	0.5	257.8	6.5
Transportation	1,569.4	86.1	41.6	(7.2)	126.6	(13.5)	1,527.7	93.4	1,442.7	99.7
Wholesale & Retail	1,423.0	6.9	(35.5)	(77.9)	(13.6)	(77.6)	1,458.6	84.8	1,436.7	84.5
Finance & Insurance	3,857.4	6.0	95.1	(130.8)	192.6	(120.3)	3,762.2	136.9	3,664.8	126.4
Real Estate	2,680.6	3.9	326.4	(1.6)	450.2	(2.6)	2,354.2	5.5	2,230.4	6.5
Service Industries	3,892.9	47.1	222.4	(5.2)	64.2	(10.4)	3,670.5	52.4	3,828.7	57.5
Local Governments	72.3	—	2.4	—	10.1	—	69.9	—	62.1	—
Governments	1,131.0	—	(44.9)	—	(317.2)	—	1,176.0	—	1,448.3	—
Other	689.6	1.4	29.3	0.3	(60.0)	0.9	660.2	1.0	749.6	0.5
Overseas Total (including Loans Booked Offshore)	9,378.1	75.8	446.3	38.3	171.3	34.6	8,931.8	37.4	9,206.8	41.1
Governments	321.8	—	(19.6)	(0.0)	76.2	(0.0)	341.4	0.0	245.5	0.0
Financial Institutions	2,408.1	2.8	154.3	2.8	(287.6)	(12.4)	2,253.8	—	2,695.8	15.3
Other	6,648.1	72.9	311.6	35.5	382.6	47.2	6,336.4	37.3	6,265.5	25.7

Total	29,928.6	277.9	1,489.0	(181.6)	832.8	(178.7)	28,439.6	459.5	29,095.8	456.6

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	5,776.3	34.5	(81.4)	(17.2)	(85.5)	(24.4)	5,857.8	51.7	5,861.8	58.9
Manufacturing	513.8	0.8	41.3	0.6	46.1	(0.9)	472.4	0.2	467.6	1.8
Agriculture	0.0	—	0.0	—	0.0	—	—	—	—	—
Forestry	—	—	—	—	—	—	—	—	—	—
Fishery	1.0	—	1.0	—	1.0	—	—	—	—	—
Mining	5.2	—	(0.0)	—	(1.0)	—	5.3	—	6.2	—
Construction	148.0	0.5	10.2	(0.9)	3.3	0.3	137.7	1.4	144.6	0.1
Utilities	94.0	—	(4.3)	—	(0.7)	—	98.4	—	94.7	—
Communication	1,271.9	0.5	(36.4)	0.4	(66.7)	0.5	1,308.3	0.0	1,338.7	—
Transportation	186.6	1.2	3.1	(0.0)	2.0	(1.0)	183.4	1.3	184.5	2.3
Wholesale & Retail	222.6	6.2	(4.2)	3.9	1.0	4.7	226.9	2.3	221.6	1.4
Finance & Insurance	714.3	1.6	(29.0)	(28.9)	91.0	(29.8)	743.3	30.6	623.2	31.5
Real Estate	872.9	12.5	(26.6)	7.7	4.8	6.6	899.6	4.8	868.1	5.9
Service Industries	337.0	2.4	2.6	(0.3)	4.5	(0.4)	334.4	2.7	332.5	2.8
Local Governments	36.1	3.0	(0.5)	(0.0)	(2.3)	(0.8)	36.6	3.0	38.4	3.8
Governments	—	—	—	—	(100.0)	—	—	—	100.0	—
Other	1,372.3	5.3	(38.5)	0.2	(68.7)	(3.5)	1,410.9	5.0	1,441.1	8.8
Overseas Total (including Loans Booked Offshore)	14.2	—	(0.0)	—	(0.3)	—	14.3	—	14.5	—
Governments	1.3	—	(0.0)	—	(0.2)	—	1.3	—	1.5	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	12.9	—	(0.0)	—	(0.0)	—	12.9	—	12.9	—

Total	5,790.5	34.5	(81.5)	(17.2)	(85.8)	(24.4)	5,872.1	51.7	5,876.4	58.9

*	Amounts of outstanding loans are aggregated figures of banking and trust accounts, and amounts of non-accrual, past due & restructured loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of September 30, 2008						As of March 31, 2008		As of September 30, 2007
	Disclosed Claims under the FRL	Coverage Ratio	Change from March 31, 2008		Change from September 30, 2007		Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
			Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	1,067.9	71.1	(95.9)	7.6	(156.2)	(0.6)	1,163.9	63.5	1,224.2	71.7
Manufacturing	147.5	66.9	26.9	1.1	38.1	0.5	120.6	65.7	109.4	66.3
Agriculture	0.9	56.2	0.6	(5.4)	0.8	(7.3)	0.3	61.7	0.0	63.5
Forestry	—	—	—	—	—	—	—	—	—	—
Fishery	0.1	92.3	0.0	(12.1)	0.0	72.9	0.1	104.4	0.1	19.4
Mining	0.0	15.6	(0.0)	(45.2)	(0.7)	(51.8)	0.1	60.8	0.8	67.4
Construction	70.1	78.8	15.8	12.6	23.4	14.8	54.2	66.1	46.6	63.9
Utilities	2.6	93.8	2.6	(6.1)	2.2	69.4	0.0	100.0	0.3	24.4
Communication	22.3	54.7	11.4	(9.2)	6.4	(12.0)	10.8	64.0	15.8	66.7
Transportation	118.2	47.2	1.1	(0.0)	(21.9)	(32.1)	117.1	47.2	140.1	79.3
Wholesale & Retail	161.4	61.0	(57.4)	5.8	(56.6)	4.7	218.8	55.2	218.0	56.2
Finance & Insurance	16.4	53.6	(161.0)	15.0	(200.3)	(4.1)	177.5	38.6	216.8	57.7
Real Estate	164.2	86.0	63.6	(0.3)	72.0	(1.1)	100.6	86.3	92.2	87.1
Service Industries	181.9	64.1	(7.6)	0.1	(26.8)	(13.5)	189.5	64.0	208.8	77.7
Local Governments	30.6	100.0	(0.0)	—	(0.8)	—	30.6	100.0	31.5	100.0
Other	151.1	91.8	8.0	(1.2)	7.8	(0.0)	143.1	93.0	143.3	91.8
Overseas Total (including Loans Booked Offshore)	77.8	68.5	38.5	(15.9)	33.3	(15.3)	39.2	84.5	44.4	83.8
Governments	—	—	(0.0)	(67.6)	(0.0)	(67.4)	0.0	67.6	0.0	67.4
Financial Institutions	2.9	54.8	2.8	(45.1)	(13.3)	(43.2)	0.0	99.9	16.2	98.0
Other	74.9	69.0	35.8	(15.4)	46.7	(6.7)	39.1	84.5	28.1	75.7

Total	1,145.8	70.9	(57.3)	6.7	(122.9)	(1.2)	1,203.2	64.1	1,268.7	72.0

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-35

Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2008			As of March 31, 2008	As of September 30, 2007
		Change from March 31, 2008	Change from September 30, 2007
Housing and Consumer Loans	12,170.3	48.5	89.7	12,121.7	12,080.5
Housing Loans for owner’s residential housing	9,877.5	98.8	163.8	9,778.7	9,713.6

Mizuho Bank
Housing and Consumer Loans	11,863.9	56.6	107.3	11,807.3	11,756.6
Housing Loans	10,768.9	45.0	48.3	10,723.8	10,720.5
for owner’s residential housing	9,617.6	103.2	174.0	9,514.4	9,443.6
Consumer loans	1,095.0	11.5	58.9	1,083.4	1,036.1

Mizuho Corporate Bank
Housing and Consumer Loans	—	—	—	—	—
Housing Loans	—	—	—	—	—
for owner’s residential housing	—	—	—	—	—
Consumer loans	—	—	—	—	—

Mizuho Trust & Banking (Banking Account + Trust Account)
Housing and Consumer Loans	306.3	(8.0)	(17.5)	314.4	323.9
Housing Loans for owner’s residential housing	259.9	(4.4)	(10.1)	264.3	270.0
__________
* Above figures are aggregated banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(%, Billions of yen)
	As of September 30, 2008			As of March 31, 2008	As of September 30, 2007
		Change from March 31, 2008	Change from September 30, 2007
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	57.2	(2.9)	(4.8)	60.1	62.1
Loans to SMEs and Individual Customers	34,519.0	(1,041.7)	(2,294.7)	35,560.7	36,813.7
__________
* Loans to MHFG are included as follows:

As of September 30, 2008: ¥720.0 billion (from MHBK ¥360.0 billion; from MHCB ¥360.0 billion)
As of March 31, 2008: ¥1,000.0 billion (from MHBK ¥500.0 billion; from MHCB ¥500.0 billion)
As of September 30, 2007: ¥1,130.0 billion (from MHBK ¥565.0 billion; from MHCB ¥565.0 billion)

Mizuho Bank
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	70.5	(2.5)	(4.7)	73.1	75.2
Loans to SMEs and Individual Customers	23,989.9	(691.7)	(1,249.4)	24,681.6	25,239.3

Mizuho Corporate Bank
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	39.5	(3.5)	(5.3)	43.1	44.9
Loans to SMEs and Individual Customers	8,128.5	(283.1)	(801.7)	8,411.7	8,930.3

Mizuho Trust & Banking (Banking Account + Trust Account)
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	41.5	(0.5)	(3.5)	42.1	45.1
Loans to SMEs and Individual Customers	2,400.5	(66.7)	(243.4)	2,467.3	2,644.0

*  Above figures are aggregated banking and trust account amounts.

*  Above figures do not include loans booked at overseas offices and offshore loans.

*  The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail and service industries), or enterprises with full-time employees of 300 or below (100 or below for the wholesale industry, 50 or below for the retail industry, and 100 or below for the service industry.)

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Mizuho Financial Group, Inc.

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, Number of countries)
	As of September 30, 2008			As of March 31, 2008	As of September 30, 2007
		Change from March 31, 2008	Change from September 30, 2007
Loan amount	0.1	(0.7)	(1.0)	0.8	1.1
Number of Restructuring Countries*	3	(1)	(1)	4	4

*	Number of Restructuring Countries refers to the countries of obligors’ residence.

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Region

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2008						As of March 31, 2008		As of September 30, 2007
	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Change from March 31, 2008		Change from September 30, 2007		Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans
Asia	2,085.1	10.6	18.2	4.6	(30.2)	2.4	2,066.9	5.9	2,115.3	8.2
Hong Kong	470.4	3.9	36.5	3.6	16.2	3.2	433.9	0.2	454.2	0.6
Korea	317.0	—	(24.1)	—	(53.3)	—	341.1	—	370.3	—
Singapore	303.3	0.1	(32.1)	0.1	(26.4)	0.1	335.5	—	329.7	—
Thailand	268.6	0.9	(0.9)	0.2	(22.5)	0.2	269.6	0.6	291.2	0.7
Central and South America	2,662.8	0.1	370.3	0.0	424.1	(0.5)	2,292.5	0.1	2,238.6	0.6
North America	2,686.1	13.2	332.4	9.1	186.2	7.7	2,353.6	4.1	2,499.8	5.5
Eastern Europe	94.5	—	5.9	—	32.9	—	88.6	—	61.6	—
Western Europe	3,347.8	40.1	84.8	16.5	(18.4)	23.5	3,262.9	23.6	3,366.3	16.5
Other	1,000.4	12.8	(44.5)	8.8	(93.4)	8.4	1,045.0	3.9	1,093.8	4.4

Total	11,876.9	76.9	767.1	39.1	501.2	41.5	11,109.7	37.8	11,375.7	35.4

*	The above figures do not include the outstanding balance of loans by Mizuho Corporate Bank (China), Ltd. established in June 2007.

3-37

Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Change in Deferred Tax Assets, etc.

Consolidated

	(Billions of yen)
	As of September 30, 2008
		Change from March 31, 2008	Change from September 30, 2007	As of March 31, 2008	As of September 30, 2007
Net Deferred Tax Assets (A)	841.0	244.4	529.6	596.5	311.3
(Reference)
Tier I Capital (B)	4,747.0	(133.1)	(171.6)	4,880.1	4,918.7
(A)/(B) (%)	17.7	5.4	11.3	12.2	6.3

Non-Consolidated

	(Billions of yen)
	As of September 30, 2008
Mizuho Bank		Change from March 31, 2008	Change from September 30, 2007	As of March 31, 2008	As of September 30, 2007
Total Deferred Tax Assets (A)	997.6	13.4	(24.0)	984.2	1,021.6
Total Deferred Tax Liabilities (B)	(217.6)	18.2	79.9	(235.8)	(297.5)
(A) + (B)	779.9	31.6	55.8	748.3	724.1
Valuation Allowance	(362.9)	12.8	(6.0)	(375.7)	(356.8)
Net Deferred Tax Assets (C)	417.0	44.4	49.7	372.5	367.2

(Reference)
Tier I Capital (D)	1,796.1	(91.0)	(188.5)	1,887.1	1,984.7
(C)/(D) (%)	23.2	3.4	4.7	19.7	18.5

Mizuho Corporate Bank
Total Deferred Tax Assets (A)	1,434.8	(20.9)	52.9	1,455.7	1,381.8
Total Deferred Tax Liabilities (B)	(139.5)	170.7	472.9	(310.3)	(612.4)
(A) + (B)	1,295.2	149.8	525.8	1,145.4	769.3
Valuation Allowance	(977.8)	27.3	(113.4)	(1,005.1)	(864.3)
Net Deferred Tax Assets (C)	317.4	177.1	412.4	140.2	(94.9)

(Reference)
Tier I Capital (D)	2,641.1	135.2	(512.7)	2,505.9	3,153.8
(C)/(D) (%)	12.0	6.4	15.0	5.5	(3.0)

Mizuho Trust & Banking
Total Deferred Tax Assets (A)	238.2	8.7	(4.1)	229.4	242.4
Total Deferred Tax Liabilities (B)	(22.1)	7.3	22.1	(29.4)	(44.2)
(A) + (B)	216.1	16.0	17.9	200.0	198.1
Valuation Allowance	(170.0)	(7.9)	2.4	(162.0)	(172.4)
Net Deferred Tax Assets (C)	46.0	8.1	20.3	37.9	25.7

(Reference)
Tier I Capital (D)	293.3	(72.6)	(51.6)	366.0	344.9
(C)/(D) (%)	15.7	5.3	8.2	10.3	7.4

Aggregated Figures of the Three Banks
Total Deferred Tax Assets (A)	2,670.6	1.2	24.7	2,669.4	2,645.9
Total Deferred Tax Liabilities (B)	(379.2)	196.3	575.0	(575.6)	(954.3)
(A) + (B)	2,291.3	197.5	599.7	2,093.8	1,691.6
Valuation Allowance	(1,510.8)	32.1	(117.1)	(1,543.0)	(1,393.6)
Net Deferred Tax Assets (C)	780.5	229.7	482.5	550.8	297.9

(Reference)
Tier I Capital (D)	4,730.6	(28.4)	(752.9)	4,759.1	5,483.6
(C)/(D) (%)	16.4	4.9	11.0	11.5	5.4

3-38

Mizuho Financial Group, Inc.

2. Estimation of Deferred Tax Assets, etc.

Non-Consolidated

(1) Calculation Policy

Recoverability of Deferred Tax Assets is basically assessed based on future taxable income derived from future profitability, considering that Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking’s fundamental profitability enabled the three banks consistently to report an appropriate level of Net Business Profits in previous periods. Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking’s tax losses carry-forwards and future deductible temporary differences in the past resulted from nonrecurring special causes, e.g. losses from extraordinary and significant waiver of claims due to the crash of the bubble economy, acceleration of disposition of NPLs and stock holdings in accordance with government policy to stabilize promptly the financial system under the long deflationary depression, and the restructuring of businesses to meet the severe management environment. Since the three banks could have reported positive taxable income every year if the losses from these special factors were excluded, the conditions under the provisory clause of 5. (1) „ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66) have been fulfilled. Period for future taxable income considered in the assessment is five years.

(Reference) Past results of taxable income (tax loss)

	(Billions of yen)
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking
First Half of Fiscal 2008 (estimate)	115.0	54.0	20.0
Fiscal 2007	273.2	487.1	74.3
Fiscal 2006	128.6	438.4	83.1
Fiscal 2005	124.2	211.0	24.9
Fiscal 2004	36.8	485.1	44.8
Fiscal 2003	396.3	423.4	66.7

(Notes)

1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.

2.	Figures for the First Half of Fiscal 2008 are estimates of taxable income before deducting tax losses carried forward from prior years.

3-39

Mizuho Financial Group, Inc.

(2) Estimation for Calculating Deferred Tax Assets

Mizuho Bank

1. Estimate of future taxable income

					(Billions of yen) (Reference)

		Total amount for five years (from October 1, 2008 to September 30, 2013)			First Half of Fiscal 2008
Gross Profits	1	4,590.6			426.5
General and Administrative Expenses	2	(2,862.5)			(286.7)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	1,728.1			139.7
Credit-related Costs	4	(800.0)			(115.7)
Income before Income Taxes	5	653.1			40.3
Tax Adjustments *1	6	640.0
Taxable Income before Current Temporary Differences *2	7	1,293.1
Effective Statutory tax rate *3	8	40.59%~40.60%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	524.9	è	Equal to Line 27

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of September 30, 2008.
*3.	Effective Statutory tax rate is predicted to be 40.60% for the 2H of fiscal 2008 and 40.59% for the periods after fiscal 2008.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2008	Change from March 31, 2008	Change from September 30, 2007	As of March 31, 2008	As of September 30, 2007
Reserves for Possible Losses on Loans	10	201.6	40.8	39.5	160.7	162.1
Devaluation of Securities	11	223.6	8.5	8.1	215.0	215.4
Net Unrealized Losses on Other Securities	12	82.2	40.7	73.7	41.5	8.5
Reserve for Employee Retirement Benefits	13	—	—	—	—	—
Net Deferred Hedge Losses	14	20.0	5.3	(15.5)	14.6	35.5
Tax Losses Carried Forward	15	287.1	(45.8)	(93.3)	333.0	380.5
Other	16	182.8	(36.2)	(36.5)	219.1	219.4

Total Deferred Tax Assets	17	997.6	13.4	(24.0)	984.2	1,021.6
Valuation Allowance	18	(362.9)	12.8	(6.0)	(375.7)	(356.8)

Sub Total [ 17 + 18 ]	19	634.6	26.2	(30.1)	608.4	664.7

Amount related to Retirement Benefits Accounting *	20	(151.4)	2.9	(5.5)	(154.4)	(145.9)
Unrealized Profits related to Lease Transactions	21	—	—	—	—	—
Net Unrealized Gains on Other Securities	22	(17.7)	(0.4)	63.1	(17.2)	(80.8)
Net Deferred Hedge Gains	23	—	—	—	—	—
Other	24	(48.4)	15.6	22.3	(64.1)	(70.8)

Total Deferred Tax Liabilities	25	(217.6)	18.2	79.9	(235.8)	(297.5)

Net Deferred Tax Assets (Liabilities) [17 + 18 + 25]	26	417.0	44.4	49.7	372.5	367.2
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	27	524.9	(48.3)	(178.4)	573.2	703.3
Net Unrealized Gains on Other Securities [22]	28	(17.7)	(0.4)	63.1	(17.2)	(80.8)
Net Deferred Hedge Losses [14]	29	20.0	5.3	(15.5)	14.6	35.5
Net Deferred Hedge Gains [23]	30	—	—	—	—	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	31	(110.2)	87.8	180.6	(198.0)	(290.8)

*	Amount related to Retirement Benefits Accounting includes ¥(87.4) billion related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥4,590.6 billion [1]

General and Administrative Expenses: ¥2,862.5 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,728.1 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥653.1 billion [5]

Taxable Income before Current Temporary Differences: ¥1,293.1 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥997.6 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥362.9 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥217.6 billion [25], ¥417.0 billion [26] of Net Deferred Tax Assets was recorded on the balance sheet.

3-40

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

1. Estimate of future taxable income

					(Billions of yen) (Reference)

		Total amount for five years (from October 1, 2008 to September 30, 2013)			First Half of Fiscal 2008
Gross Profits	1	2,803.9			268.6
General and Administrative Expenses	2	(1,300.8)			(123.4)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	1,503.1			145.2
Credit-related Costs	4	(200.0)			(5.6)
Income before Income Taxes	5	1,173.3			74.6
Tax Adjustments *1	6	(52.6)
Taxable Income before Current Temporary Differences *2	7	1,120.6
Effective Statutory tax rate	8	40.65%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	455.5	è	Equal to Line 27

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of September 30, 2008.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2008	Change from March 31, 2008	Change from September 30, 2007	As of March 31, 2008	As of September 30, 2007
Reserves for Possible Losses on Loans	10	63.6	(34.5)	(89.0)	98.1	152.6
Devaluation of Securities	11	546.6	24.3	288.3	522.2	258.3
Net Unrealized Losses on Other Securities	12	24.8	6.4	13.6	18.3	11.1
Reserve for Employee Retirement Benefits	13	—	—	—	—	—
Net Deferred Hedge Losses	14	—	—	(32.7)	—	32.7
Tax Losses Carried Forward	15	664.6	(25.1)	(144.6)	689.8	809.3
Other	16	135.0	7.9	17.4	127.0	117.6

Total Deferred Tax Assets	17	1,434.8	(20.9)	52.9	1,455.7	1,381.8
Valuation Allowance	18	(977.8)	27.3	(113.4)	(1,005.1)	(864.3)

Sub Total [ 17 + 18 ]	19	456.9	6.3	(60.5)	450.5	517.4

Amount related to Retirement Benefits Accounting *	20	(64.8)	(0.9)	(6.2)	(63.8)	(58.5)
Unrealized Profits related to Lease Transactions	21	—	—	—	—	—
Net Unrealized Gains on Other Securities	22	(31.2)	137.9	480.6	(169.2)	(511.9)
Net Deferred Hedge Gains	23	(5.9)	28.3	(5.9)	(34.2)	—
Other	24	(37.4)	5.4	4.5	(42.9)	(42.0)

Total Deferred Tax Liabilities	25	(139.5)	170.7	472.9	(310.3)	(612.4)

Net Deferred Tax Assets (Liabilities) [17 + 18 + 25]	26	317.4	177.1	412.4	140.2	(94.9)
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	27	455.5	1.5	13.2	454.0	442.3
Net Unrealized Gains on Other Securities [22]	28	(31.2)	137.9	480.6	(169.2)	(511.9)
Net Deferred Hedge Losses [14]	29	—	—	(32.7)	—	32.7
Net Deferred Hedge Gains [23]	30	(5.9)	28.3	(5.9)	(34.2)	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	31	(100.8)	9.3	(42.7)	(110.2)	(58.1)

*	Amount related to Retirement Benefits Accounting includes ¥(27.0) billion related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥2,803.9 billion [1]

General and Administrative Expenses: ¥1,300.8 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,503.1 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥1,173.3 billion [5]

Taxable Income before Current Temporary Differences: ¥1,120.6 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥1,434.8 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥977.8 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥139.5 billion [25], ¥317.4 billion [26] of Net Deferred Tax Assets was recorded on the balance sheet.

3-41

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

					(Billions of yen) (Reference)

		Total amount for five years (from October 1, 2008 to September 30, 2013)			First Half of Fiscal 2008
Gross Profits	1	676.2			70.5
General and Administrative Expenses	2	(450.1)			(46.4)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	226.0			24.0
Credit-related Costs	4	(28.5)			(9.0)
Income before Income Taxes	5	150.1			7.5
Tax Adjustments *1	6	2.7
Taxable Income before Current Temporary Differences *2	7	152.8
Effective Statutory tax rate	8	40.60%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	62.0	è	Equal to Line 27

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of September 30, 2008.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2008	Change from March 31, 2008	Change from September 30, 2007	As of March 31, 2008	As of September 30, 2007
Reserves for Possible Losses on Loans	10	11.6	5.3	5.5	6.3	6.1
Devaluation of Securities	11	62.2	1.3	1.8	60.9	60.4
Net Unrealized Losses on Other Securities	12	18.2	9.2	11.7	8.9	6.5
Reserve for Employee Retirement Benefits	13	6.9	0.4	(0.2)	6.4	7.1
Net Deferred Hedge Losses	14	0.7	0.7	0.7	—	—
Tax Losses Carried Forward	15	118.6	(8.3)	(24.0)	127.0	142.7
Other	16	19.6	(0.0)	0.2	19.6	19.3

Total Deferred Tax Assets	17	238.2	8.7	(4.1)	229.4	242.4
Valuation Allowance	18	(170.0)	(7.9)	2.4	(162.0)	(172.4)

Sub Total [ 17 + 18 ]	19	68.2	0.7	(1.7)	67.4	69.9

Amount related to Retirement Benefits Accounting *	20	(6.2)	—	—	(6.2)	(6.2)
Unrealized Profits related to Lease Transactions	21	—	—	—	—	—
Net Unrealized Gains on Other Securities	22	(15.2)	3.8	21.6	(19.0)	(36.8)
Net Deferred Hedge Gains	23	—	3.0	0.2	(3.0)	(0.2)
Other	24	(0.6)	0.4	0.2	(1.0)	(0.9)

Total Deferred Tax Liabilities	25	(22.1)	7.3	22.1	(29.4)	(44.2)

Net Deferred Tax Assets (Liabilities) [17 + 18 + 25]	26	46.0	8.1	20.3	37.9	25.7
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	27	62.0	0.2	(7.9)	61.8	69.9
Net Unrealized Gains on Other Securities [22]	28	(15.2)	3.8	21.6	(19.0)	(36.8)
Net Deferred Hedge Losses [14]	29	0.7	0.7	0.7	—	—
Net Deferred Hedge Gains [23]	30	—	3.0	0.2	(3.0)	(0.2)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	31	(1.4)	0.2	5.6	(1.7)	(7.1)

*	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥676.2 billion [1]

General and Administrative Expenses: ¥450.1 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥226.0 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥150.1 billion [5]

Taxable Income before Current Temporary Differences: ¥152.8 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥238.2 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥170.0 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥22.1 billion [25], ¥46.0 billion [26] of Net Deferred Tax Assets was recorded on the balance sheet.

3-42

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

1. Estimate of future taxable income

					(Billions of yen) (Reference)
		Total amount for five years (from October 1, 2008 to September 30, 2013)			First Half of Fiscal 2008
Gross Profits	1	8,070.7			765.6
General and Administrative Expenses	2	(4,613.4)			(456.5)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	3,457.2			309.0
Credit-related Costs	4	(1,028.5)			(130.4)
Income before Income Taxes	5	1,976.5			122.5
Tax Adjustments *1	6	590.0
Taxable Income before Current Temporary Differences *2	7	2,566.5
Effective Statutory tax rate	8	40.59%~40.65%
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [ 7 x 8 ]	9	1,042.5	è	Equal to Line 27

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Temporary Differences is an estimate of taxable income before reversal of temporary differences as of September 30, 2008.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2008	Change from March 31, 2008	Change from September 30, 2007	As of March 31, 2008	As of September 30, 2007
Reserves for Possible Losses on Loans	10	276.9	11.6	(43.9)	265.2	320.8
Devaluation of Securities	11	832.5	34.2	298.2	798.2	534.2
Net Unrealized Losses on Other Securities	12	125.3	56.4	99.1	68.8	26.1
Reserve for Employee Retirement Benefits	13	6.9	0.4	(0.2)	6.4	7.1
Net Deferred Hedge Losses	14	20.8	6.1	(47.5)	14.6	68.3
Tax Losses Carried Forward	15	1,070.5	(79.4)	(262.1)	1,149.9	1,332.6
Other	16	337.5	(28.2)	(18.8)	365.8	356.4

Total Deferred Tax Assets	17	2,670.6	1.2	24.7	2,669.4	2,645.9
Valuation Allowance	18	(1,510.8)	32.1	(117.1)	(1,543.0)	(1,393.6)

Sub Total [ 17 + 18 ]	19	1,159.8	33.4	(92.4)	1,126.4	1,252.2

Amount related to Retirement Benefits Accounting *	20	(222.5)	2.0	(11.8)	(224.5)	(210.7)
Unrealized Profits related to Lease Transactions	21	—	—	—	—	—
Net Unrealized Gains on Other Securities	22	(64.2)	141.3	565.4	(205.6)	(629.6)
Net Deferred Hedge Gains	23	(5.9)	31.3	(5.7)	(37.2)	(0.2)
Other	24	(86.5)	21.5	27.1	(108.1)	(113.7)

Total Deferred Tax Liabilities	25	(379.2)	196.3	575.0	(575.6)	(954.3)

Net Deferred Tax Assets (Liabilities) [17 + 18 + 25]	26	780.5	229.7	482.5	550.8	297.9
Deferred Tax Assets corresponding to Taxable Income before Current Temporary Differences [9]	27	1,042.5	(46.5)	(173.1)	1,089.0	1,215.6
Net Unrealized Gains on Other Securities [22]	28	(64.2)	141.3	565.4	(205.6)	(629.6)
Net Deferred Hedge Losses [14]	29	20.8	6.1	(47.5)	14.6	68.3
Net Deferred Hedge Gains [23]	30	(5.9)	31.3	(5.7)	(37.2)	(0.2)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Temporary Differences and others)	31	(212.5)	97.4	143.6	(310.0)	(356.2)

*	Amount related to Retirement Benefits Accounting includes ¥(120.7) billion related to gains on securities contributed to employee retirement benefit trust.

3-43

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

	(Billions of yen)
	As of September 30, 2008	Change from March 31, 2008	Change from September 30, 2007	As of March 31, 2008	As of September 30, 2007
Aggregated Figures of the 3 Banks
Deposits	66,761.7	(700.2)	2,316.6	67,461.9	64,445.0

Individual Deposits	34,400.6	519.7	1,282.6	33,880.8	33,118.0
Corporate Deposits	26,574.1	(844.0)	236.3	27,418.2	26,337.7
Financial/Government Institutions	5,786.9	(375.9)	797.6	6,162.8	4,989.3

Mizuho Bank
Deposits	53,877.4	(511.3)	1,916.3	54,388.7	51,961.0

Individual Deposits	32,540.1	506.1	1,260.4	32,034.0	31,279.7
Corporate Deposits	18,179.3	(546.2)	180.1	18,725.5	17,999.1
Financial/Government Institutions	3,157.9	(471.1)	475.8	3,629.1	2,682.1

Mizuho Corporate Bank
Deposits	10,091.0	(289.7)	582.8	10,380.8	9,508.2

Individual Deposits	6.4	0.7	1.0	5.7	5.3
Corporate Deposits	7,745.3	(339.2)	118.0	8,084.5	7,627.2
Financial/Government Institutions	2,339.3	48.8	463.7	2,290.5	1,875.5

Mizuho Trust & Banking
Deposits	2,793.1	100.8	(182.6)	2,692.3	2,975.7

Individual Deposits	1,854.0	12.9	21.2	1,841.0	1,832.8
Corporate Deposits	649.4	41.4	(61.8)	608.0	711.3
Financial/Government Institutions	289.6	46.4	(141.9)	243.1	431.5

*	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

3-44

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

*	Figures are based on the information in Yuka Shoken Hokokusho.

Mizuho Financial Group, Inc. (Non-Consolidated)

	As of September 30, 2008	Change from March 31, 2008	Change from September 30, 2007	As of March 31, 2008	As of September 30, 2007
Members of the Board of Directors and Auditors	14	—	—	14	14
Executive Officers (excluding those doubling as directors)	4	—	—	4	4
Employees (excluding Executive Officers)	268	3	10	265	258
________________
* 3 members of the Board of Directors and Auditors double as directors of the banking subsidiaries.

Non-Consolidated
	As of September 30, 2008	Change from March 31, 2008	Change from September 30, 2007	As of March 31, 2008	As of September 30, 2007
Aggregated Figures of the 3 Banks
Members of the Board of Directors and Auditors	31	—	—	31	31
Executive Officers (excluding those doubling as directors)	92	4	1	88	91
Employees (excluding Executive Officers)	29,794	1,940	1,344	27,854	28,450
________________
* The numbers have been adjusted for Members of the Board of Directors and Auditors doubling other positions.

Mizuho Bank
Members of the Board of Directors and Auditors	11	—	—	11	11
Executive Officers (excluding those doubling as directors)	33	1	—	32	33
Employees (excluding Executive Officers)	18,651	1,380	776	17,271	17,875

Mizuho Corporate Bank
Members of the Board of Directors and Auditors	11	—	—	11	11
Executive Officers (excluding those doubling as directors)	39	1	—	38	39
Employees (excluding Executive Officers)	7,945	326	377	7,619	7,568

Mizuho Trust & Banking
Members of the Board of Directors and Auditors	11	—	—	11	11
Executive Officers (excluding those doubling as directors)	20	2	1	18	19
Employees (excluding Executive Officers)	3,198	234	191	2,964	3,007

3-45

Mizuho Financial Group, Inc.

3. Number of Branches and Offices

Non-Consolidated

	As of September 30, 2008	Change from March 31, 2008	Change from September 30, 2007	As of March 31, 2008	As of September 30, 2007
Aggregated Figures of the 3 Banks
Head Offices and Domestic Branches	438	4	14	434	424
Overseas Branches	22	1	2	21	20
Domestic Sub-Branches	38	(3)	(11)	41	49
Overseas Sub-Branches	9	—	1	9	8
Overseas Representative Offices	9	—	—	9	9

__________

*  Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (33), a branch and an office to maintain shared ATMs only (1), an internet branche (1) and a pension plan advisory office (1).

Mizuho Bank
Head Office and Domestic Branches	385	4	14	381	371
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	36	(3)	(11)	39	47
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	—	—	—	—	—

__________

*  Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (16), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Corporate Bank
Head Office and Domestic Branches	18	—	—	18	18
Overseas Branches	22	1	2	21	20
Domestic Sub-Branches	—	—	—	—	—
Overseas Sub-Branches	9	—	1	9	8
Overseas Representative Offices	8	—	—	8	8
__________ * Head Office and Domestic Branches do not include branches and offices for remittance purposes only (17).

Mizuho Trust & Banking
Head Office and Domestic Branches	35	—	—	35	35
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	2	—	—	2	2
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	1	—	—	1	1

3-46

Mizuho Financial Group, Inc.

4. Earnings Estimates for Fiscal 2008

Consolidated

(Billions of yen)
Fiscal 2008
Ordinary Income	3,800.0
Ordinary Profits	350.0
Net Income	250.0

(Reference)

Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking

Aggregated Figures of the 3 Banks (Non-consolidated)

	(Billions of yen)
	Fiscal 2008 Aggregated Figures	MHBK	MHCB	MHTB
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	710.0	340.0	310.0	60.0
Ordinary Profits	208.5	5.0	170.0	33.5
Net Income	300.0	125.0	155.0	20.0

Credit-related Costs	(235.0)	(195.0)	(25.0)	(15.0)

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit-related Costs for Trust Accounts.

Mizuho Financial Group, Inc. (Non-Consolidated)

(Billions of yen)
Fiscal 2008
Operating Income	450.0
Operating Profits	430.0
Ordinary Profits	410.0
Net Income	450.0

The above estimates constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Please see the “forward-looking statements” legend on page 1-2 for a description of the factors that could affect our ability to meet these estimates.

3-47

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of September 30, 2008 (A)	As of September 30, 2007 (B)	Change (A) - (B)	As of March 31, 2008 (C)	Change (A) - (C)
Assets
Cash and Due from Banks	¥3,401,077	¥2,608,578	¥792,499	¥3,272,160	¥128,916
Call Loans	5,640,000	4,490,000	1,150,000	4,668,200	971,800
Guarantee Deposits Paid under Securities Borrowing Transactions	1,902,715	1,577,979	324,735	3,131,603	(1,228,888)
Other Debt Purchased	1,991,788	2,257,304	(265,516)	2,333,582	(341,794)
Trading Assets	1,050,959	1,066,775	(15,815)	1,179,748	(128,789)
Money Held in Trust	1,295	685	610	1,500	(204)
Securities	13,809,025	16,756,510	(2,947,485)	15,151,302	(1,342,277)
Loans and Bills Discounted	34,004,534	33,519,576	484,958	33,745,801	258,733
Foreign Exchange Assets	125,281	121,389	3,892	120,477	4,804
Other Assets	2,584,294	2,487,016	97,278	2,701,901	(117,606)
Tangible Fixed Assets	603,865	600,197	3,667	604,504	(639)
Intangible Fixed Assets	129,092	122,359	6,733	130,249	(1,156)
Deferred Debenture Charges	—	3	(3)	—	—
Deferred Tax Assets	417,029	367,243	49,786	372,563	44,466
Customers’ Liabilities for Acceptances and Guarantees	1,198,462	1,245,969	(47,506)	1,157,505	40,957
Reserves for Possible Losses on Loans	(389,332)	(368,256)	(21,076)	(347,614)	(41,718)
Reserve for Possible Losses on Investments	—	(84,063)	84,063	(84,022)	84,022

Total Assets	¥66,470,090	¥66,769,270	¥(299,179)	¥68,139,465	¥(1,669,375)

Liabilities
Deposits	¥53,837,012	¥52,012,039	¥1,824,972	¥54,479,674	¥(642,661)
Negotiable Certificates of Deposit	1,531,610	1,078,030	453,580	1,613,280	(81,670)
Debentures	924,154	1,256,794	(332,639)	971,953	(47,798)
Call Money	1,489,200	1,359,200	130,000	1,433,100	56,100
Payables under Repurchase Agreements	—	199,338	(199,338)	495,835	(495,835)
Guarantee Deposits Received under Securities Lending Transactions	1,546,980	2,066,415	(519,434)	1,375,995	170,985
Trading Liabilities	220,351	207,374	12,976	280,431	(60,080)
Borrowed Money	1,101,789	1,175,303	(73,513)	1,115,189	(13,400)
Foreign Exchange Liabilities	16,577	17,146	(569)	13,706	2,870
Bonds and Notes	662,500	592,500	70,000	662,500	—
Other Liabilities	2,249,878	3,574,533	(1,324,655)	2,617,813	(367,934)
Reserve for Bonus Payments	8,731	8,455	276	9,187	(456)
Reserve for Director and Corporate Auditor Retirement Benefits	—	1,613	(1,613)	1,974	(1,974)
Reserve for Frequent Users Services	9,755	6,196	3,559	8,314	1,440
Reserve for Reimbursement of Deposits	8,789	8,605	184	8,739	50
Deferred Tax Liabilities for Revaluation Reserve for Land	77,589	78,662	(1,073)	77,956	(366)
Acceptances and Guarantees	1,198,462	1,245,969	(47,506)	1,157,505	40,957

Total Liabilities	64,883,382	64,888,179	(4,796)	66,323,157	(1,439,775)

Net Assets
Common Stock and Preferred Stock	650,000	650,000	—	650,000	—
Capital Surplus	762,345	762,345	—	762,345	—
Capital Reserve	762,345	762,345	—	762,345	—
Other Capital Surplus	—	—	—	—	—
Retained Earnings	242,509	266,343	(23,833)	362,006	(119,497)
Appropriated Reserve	—	—	—	—	—
Other Retained Earnings	242,509	266,343	(23,833)	362,006	(119,497)
Retained Earnings Brought Forward	242,509	266,343	(23,833)	362,006	(119,497)
Treasury Stock	—	—	—	—	—

Total Shareholders’ Equity	1,654,855	1,678,688	(23,833)	1,774,352	(119,497)

Net Unrealized Gains on Other Securities, net of Taxes	(148,053)	143,689	(291,742)	(46,300)	(101,752)
Net Deferred Hedge Losses, net of Taxes	(29,342)	(52,059)	22,717	(21,482)	(7,860)
Revaluation Reserve for Land, net of Taxes	109,248	110,771	(1,523)	109,738	(489)

Total Valuation and Translation Adjustments	(68,147)	202,402	(270,549)	41,955	(110,102)

Total Net Assets	1,586,708	1,881,091	(294,382)	1,816,308	(229,600)

Total Liabilities and Net Assets	¥66,470,090	¥66,769,270	¥(299,179)	¥68,139,465	¥(1,669,375)

3-48

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO BANK

	Millions of yen
	For the six months ended September 30, 2008 (A)	For the six months ended September 30, 2007 (B)	Change (A) - (B)	For the fiscal year ended March 31, 2008
Ordinary Income	¥656,386	¥687,826	¥(31,439)	¥1,441,383
Interest Income	436,358	439,454	(3,095)	892,327
Interest on Loans and Bills Discounted	309,273	306,557	2,716	621,046
Interest and Dividends on Securities	67,608	83,772	(16,163)	165,500
Fee and Commission Income	106,144	123,859	(17,714)	238,378
Trading Income	3,700	30,206	(26,506)	122,597
Other Operating Income	70,243	55,646	14,596	67,258
Other Ordinary Income	39,940	38,659	1,281	120,821

Ordinary Expenses	700,703	591,844	108,859	1,219,477
Interest Expenses	139,864	138,607	1,257	285,427
Interest on Deposits	84,384	74,602	9,782	156,643
Interest on Debentures	1,512	1,581	(69)	3,068
Fee and Commission Expenses	28,657	28,736	(78)	49,343
Trading Expenses	9,204	4	9,200	—
Other Operating Expenses	12,216	14,885	(2,669)	42,956
General and Administrative Expenses	308,644	278,349	30,295	558,913
Other Ordinary Expenses	202,115	131,261	70,853	282,835

Ordinary Profits	(44,316)	95,981	(140,298)	221,905
Extraordinary Gains	92,655	13,656	78,998	24,032
Extraordinary Losses	7,957	3,951	4,006	6,911

Income before Income Taxes	40,381	105,687	(65,306)	239,027
Income Taxes:
Current	277	243	34	502
Deferred	(39,890)	4,547	(44,438)	42,997

Net Income	¥79,994	¥100,896	¥(20,901)	¥195,527

3-49

Mizuho Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

OF MIZUHO BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments				Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of March 31, 2008	¥650,000	¥762,345	—	¥762,345	—	¥362,006	¥362,006	—	¥1,774,352	¥(46,300)	¥(21,482)	¥109,738	¥41,955	¥1,816,308

Changes during the period
Cash Dividends	—	—	—	—	—	(200,000)	(200,000)	—	(200,000)	—	—	—	—	(200,000)
Net Income	—	—	—	—	—	79,994	79,994	—	79,994	—	—	—	—	79,994
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	508	508	—	508	—	—	—	—	508
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(101,752)	(7,860)	(489)	(110,102)	(110,102)

Total Changes during the period	—	—	—	—	—	(119,497)	(119,497)	—	(119,497)	(101,752)	(7,860)	(489)	(110,102)	(229,600)

Balance as of September 30, 2008	¥650,000	¥762,345	—	¥762,345	—	¥242,509	¥242,509	—	¥1,654,855	¥(148,053)	¥(29,342)	¥109,248	¥(68,147)	¥1,586,708

3-50

Mizuho Corporate Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO CORPORATE BANK

	Millions of yen
	As of September 30, 2008 (A)	As of September 30, 2007 (B)	Change (A) - (B)	As of March 31, 2008 (C)	Change (A) - (C)
Assets
Cash and Due from Banks	¥2,155,192	¥1,666,957	¥488,235	¥1,393,670	¥761,522
Call Loans	273,623	292,767	(19,144)	272,402	1,220
Receivables under Resale Agreements	1,667,165	2,348,257	(681,091)	1,856,338	(189,172)
Guarantee Deposits Paid under Securities Borrowing Transactions	2,112,842	1,515,841	597,001	2,832,786	(719,944)
Other Debt Purchased	164,263	215,445	(51,181)	176,024	(11,760)
Trading Assets	4,027,174	3,030,709	996,465	3,895,842	131,332
Money Held in Trust	2,026	2,024	1	2,026	0
Securities	17,582,339	17,877,411	(295,071)	17,494,803	87,536
Loans and Bills Discounted	29,928,662	29,095,862	832,799	28,439,602	1,489,059
Foreign Exchange Assets	580,267	613,435	(33,168)	586,120	(5,853)
Derivatives other than for Trading	5,374,923	3,781,063	1,593,860	7,356,191	(1,981,267)
Other Assets	1,996,406	1,417,642	578,764	2,599,072	(602,665)
Tangible Fixed Assets	120,782	121,943	(1,160)	122,293	(1,510)
Intangible Fixed Assets	84,822	69,550	15,272	82,005	2,816
Deferred Debenture Charges	—	0	(0)	—	—
Deferred Tax Assets	317,427	—	317,427	140,262	177,164
Deferred Tax Assets for Revaluation Reserve for Land	—	—	—	—	—
Customers’ Liabilities for Acceptances and Guarantees	4,623,032	4,495,407	127,625	4,532,620	90,412
Reserves for Possible Losses on Loans	(180,848)	(284,208)	103,359	(216,809)	35,960
Reserve for Possible Losses on Investments	(1,542)	(65)	(1,476)	(1,491)	(50)

Total Assets	¥70,828,564	¥66,260,046	¥4,568,517	¥71,563,763	¥(735,199)

Liabilities
Deposits	¥19,508,079	¥19,179,872	¥328,206	¥19,598,671	¥(90,591)
Negotiable Certificates of Deposit	8,300,965	7,395,832	905,133	8,036,781	264,183
Debentures	1,803,510	2,689,560	(886,050)	2,199,100	(395,590)
Call Money	10,336,805	8,965,344	1,371,461	8,968,569	1,368,235
Payables under Repurchase Agreements	5,876,770	5,743,167	133,603	5,598,199	278,571
Guarantee Deposits Received under Securities Lending Transactions	1,991,137	979,792	1,011,345	2,604,496	(613,358)
Trading Liabilities	2,715,909	2,299,708	416,200	3,170,152	(454,243)
Borrowed Money	4,993,061	4,404,671	588,390	3,747,304	1,245,757
Foreign Exchange Liabilities	287,322	196,594	90,728	241,119	46,202
Short-term Bonds	401,400	602,000	(200,600)	490,000	(88,600)
Bonds and Notes	1,729,963	1,059,554	670,409	1,426,971	302,991
Derivatives other than for Trading	5,144,927	3,997,010	1,147,916	6,929,113	(1,784,186)
Other Liabilities	873,517	845,730	27,787	1,398,066	(524,548)
Reserve for Bonus Payments	3,442	3,120	322	3,570	(127)
Reserve for Director and Corporate Auditor Retirement Benefits	—	2,048	(2,048)	2,459	(2,459)
Reserve for Possible Losses on Sales of Loans	54,231	23,468	30,762	50,895	3,335
Reserve for Contingencies	3,279	4,900	(1,620)	1,505	1,774
Deferred Tax Liabilities	—	94,994	(94,994)	—	—
Deferred Tax Liabilities for Revaluation Reserve for Land	26,960	27,140	(179)	27,140	(179)
Acceptances and Guarantees	4,623,032	4,495,407	127,625	4,532,620	90,412

Total Liabilities	68,674,318	63,009,918	5,664,399	69,026,738	(352,420)

Net Assets
Common Stock and Preferred Stock	1,070,965	1,070,965	—	1,070,965	—
Capital Surplus	330,334	330,334	—	330,334	—
Capital Reserve	330,334	330,334	—	330,334	—
Other Capital Surplus	—	—	—	—	—
Retained Earnings	587,934	964,475	(376,540)	701,930	(113,996)
Appropriated Reserve	110,701	70,700	40,000	70,700	40,000
Other Retained Earnings	477,232	893,774	(416,541)	631,229	(153,996)
Retained Earnings Brought Forward	477,232	893,774	(416,541)	631,229	(153,996)
Treasury Stock	—	—	—	—	—

Total Shareholders’ Equity	1,989,233	2,365,774	(376,540)	2,103,229	(113,996)

Net Unrealized Gains on Other Securities, net of Taxes	118,875	894,497	(775,621)	346,058	(227,182)
Net Deferred Hedge Losses, net of Taxes	8,669	(47,873)	56,542	50,006	(41,337)
Revaluation Reserve for Land, net of Taxes	37,467	37,729	(262)	37,729	(262)

Total Valuation and Translation Adjustments	165,011	884,353	(719,341)	433,794	(268,783)

Total Net Assets	2,154,245	3,250,127	(1,095,882)	2,537,024	(382,779)

Total Liabilities and Net Assets	¥70,828,564	¥66,260,046	¥4,568,517	¥71,563,763	¥(735,199)

3-51

Mizuho Corporate Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items)

OF MIZUHO CORPORATE BANK

	Millions of yen
	For the six months ended September 30, 2008 (A)	For the six months ended September 30, 2007 (B)	Change (A) - (B)	For the fiscal year ended March 31, 2008
Ordinary Income	¥837,200	¥1,078,153	¥(240,952)	¥2,328,378
Interest Income	607,973	765,280	(157,307)	1,423,492
Interest on Loans and Bills Discounted	343,330	380,883	(37,552)	742,022
Interest and Dividends on Securities	180,285	266,105	(85,819)	467,918
Fee and Commission Income	75,093	86,298	(11,205)	157,307
Trading Income	12,809	73,841	(61,031)	248,743
Other Operating Income	82,487	62,591	19,895	204,379
Other Ordinary Income	58,837	90,141	(31,304)	294,454

Ordinary Expenses	787,153	889,318	(102,164)	1,956,658
Interest Expenses	463,393	615,219	(151,825)	1,129,888
Interest on Deposits	146,140	231,933	(85,793)	402,500
Interest on Debentures	7,946	11,587	(3,641)	20,914
Fee and Commission Expenses	17,609	20,201	(2,592)	37,490
Trading Expenses	—	1,587	(1,587)	3,467
Other Operating Expenses	28,721	49,132	(20,410)	256,718
General and Administrative Expenses	129,254	125,154	4,100	239,138
Other Ordinary Expenses	148,173	78,022	70,150	289,954

Ordinary Profits	50,047	188,835	(138,787)	371,719
Extraordinary Gains	28,700	23,718	4,981	92,672
Extraordinary Losses	4,055	537	3,517	474,537

Income before Income Taxes	74,692	212,015	(137,323)	(10,145)
Income Taxes:
Current	19	19	0	38
Deferred	(11,069)	38,216	(49,286)	78,581

Net Income	¥85,743	¥173,779	¥(88,036)	¥(88,764)

3-52

Mizuho Corporate Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

OF MIZUHO CORPORATE BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments				Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of March 31, 2008	¥1,070,965	¥330,334	—	¥330,334	¥70,700	¥631,229	¥701,930	—	¥2,103,229	¥346,058	¥50,006	¥37,729	¥433,794	¥2,537,024

Changes during the period
Cash Dividends	—	—	—	—	40,000	(240,002)	(200,001)	—	(200,001)	—	—	—	—	(200,001)
Net Income	—	—	—	—	—	85,743	85,743	—	85,743	—	—	—	—	85,743
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	262	262	—	262	—	—	—	—	262
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(227,182)	(41,337)	(262)	(268,783)	(268,783)

Total Changes during the period	—	—	—	—	40,000	(153,996)	(113,996)	—	(113,996)	(227,182)	(41,337)	(262)	(268,783)	(382,779)

Balance as of September 30, 2008	¥1,070,965	¥330,334	—	¥330,334	¥110,701	¥477,232	¥587,934	—	¥1,989,233	¥118,875	¥8,669	¥37,467	¥165,011	¥2,154,245

3-53